

2024
NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS & PROXY STATEMENT



Notice of Annual Meeting of Stockholders

Dear Dow Stockholder,

You are invited to attend the 2024 Annual Meeting of Stockholders of Dow Inc. (the "2024 Meeting") online at *www.virtualshareholdermeeting.com/DOW2024.*

At the 2024 Meeting, stockholders will vote on the following matters either by proxy or in person at the virtual meeting:

Election of the Directors named in the Proxy Statement

Advisory Resolution to Approve Executive Compensation

Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024

Stockholder Proposals, if properly presented

Transaction of any other business as may properly be brought before the 2024 Meeting

Meeting Date	Record Date	Meeting Time
Thursday, April 11, 2024	Thursday, February 15, 2024	8:00 AM Eastern Time

Virtual Meeting

www.virtualshareholdermeeting.com/DOW2024

HOW TO VOTE IN ADVANCE OF THE 2024 MEETING

Your vote is important. We encourage you to vote in advance, even if you plan to attend the 2024 Meeting online. To vote online or by phone, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form. The independent tabulator must receive any proxy that will not be delivered electronically at the 2024 Meeting by 11:59 PM Eastern Time on April 10, 2024.

 *www.proxyvote.com*

 1-800-690-6903 or the number provided on your voting instructions

 Use the postage-paid envelope provided if you received printed proxy materials

The Board of Directors of Dow Inc. (the "Board") has set the close of business on February 15, 2024, as the record date for determining stockholders who are entitled to receive notice of and to vote at the 2024 Meeting and any adjournment or postponement thereof.

As permitted by the SEC rules, proxy materials were made available via the internet. Notice regarding availability of proxy materials and instructions on how to access those materials were mailed to certain stockholders of record on or about March 1, 2024 (the "Notice of Internet Availability of Proxy Materials"). The Notice of Internet Availability of Proxy Materials included instructions on how to vote and how to request a paper copy of the proxy materials. This method of notice and access gives the Company a low-cost way to furnish stockholders with their proxy materials. If you previously chose to receive proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

HOW TO ATTEND THE 2024 MEETING

You are invited to attend the 2024 Meeting online at *www.virtualshareholdermeeting.com/DOW2024*.

Dow is pleased to use the virtual meeting format to facilitate stockholder attendance, voting and questions by leveraging technology to communicate more effectively and efficiently with our stockholders. This format allows stockholders to participate fully from any location, without the cost of travel.

To participate in the 2024 Meeting, you must be a stockholder of record and log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form. Whether or not you participate in the 2024 Meeting online, it is important that your shares are included in the voting process.

If you are a beneficial stockholder, please follow the instructions on the voting instruction form provided by your bank or broker or other nominee in order to participate in the 2024 Meeting. Please contact your bank or broker if you have questions about how to obtain your control number.

Interested persons who are not stockholders may also access the 2024 Meeting as guests, but will not be able to vote or ask questions during the 2024 Meeting.

HOW TO ASK QUESTIONS

Stockholders may submit questions during the 2024 Meeting using the "Ask a Question" field on the virtual meeting website.

You will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to submit a question.

Time has been allocated on the agenda to respond to questions submitted during the 2024 Meeting. Questions we do not answer during the 2024 Meeting will be answered in writing and posted on the Company's website at *www.dow.com/investors*.

For more information, see the section titled "Voting and Attendance Procedures" on page vi. Please refer to the 2024 Meeting Rules of Conduct and Procedures for more information on how to vote, how to ask questions and other procedures for the 2024 Meeting. The Rules of Conduct and Procedures are available at *www.proxyvote.com* and during the 2024 Meeting at *www.virtualshareholdermeeting.com/DOW2024.*

A replay of the 2024 Meeting will be made available promptly at *www.dow.com/investors* and it will remain available for at least one year.

We encourage you to join the 2024 Meeting early. Online access will begin approximately 15 minutes before the start at 8:00 AM Eastern Time. If you encounter technical difficulties during the check-in or while attending the meeting, we have technicians available to help you. The technical support contact information will be posted on the 2024 Meeting login page. In the event of any technical malfunction, we expect to make an announcement on the 2024 Meeting login page. Any updated information regarding the 2024 Meeting will be posted at *www.dow.com/investors.*

Thank you for your continued support and interest in Dow.

Amy E. Wilson

Amy E. Wilson
General Counsel and Corporate Secretary
March 1, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE STOCKHOLDERS MEETING TO BE HELD ON APRIL 11, 2024

The Notice of Internet Availability of Proxy Materials, Proxy Statement
and Annual Report are available at *www.proxyvote.com*.



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement are "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements often address expected future business and financial performance, financial condition, and other matters, and often contain words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may," "opportunity," "outlook," "plan," "project," "seek," "should," "strategy," "target," "will," "will be," "will continue," "will likely result," "would" and similar expressions, and variations or negatives of these words or phrases.

Forward-looking statements are based on current assumptions and expectations of future events that are subject to risks, uncertainties and other factors that are beyond Dow's control, which may cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements and speak only as of the date the statements were made. These factors include, but are not limited to: sales of Dow's products; Dow's expenses, future revenues and profitability; any global and regional economic impacts of a pandemic or other public health-related risks and events on Dow's business; any sanctions, export restrictions, supply chain disruptions or increased economic uncertainty related to the ongoing conflicts between Russia and Ukraine and in the Middle East; capital requirements and need for and availability of financing; unexpected barriers in the development of technology, including with respect to Dow's contemplated capital and operating projects; Dow's ability to realize its commitment to carbon neutrality on the contemplated timeframe, including the completion and success of its integrated ethylene cracker and derivatives facility in Alberta, Canada; size of the markets for Dow's products and services and ability to compete in such markets; failure to develop and market new products and optimally manage product life cycles; the rate and degree of market acceptance of Dow's products; significant litigation and environmental matters and related contingencies and unexpected expenses; the success of competing technologies that are or may become available; the ability to protect Dow's intellectual property in the United States and abroad; developments related to contemplated restructuring activities and proposed divestitures or acquisitions such as workforce reduction, manufacturing facility and/or asset closure and related exit and disposal activities, and the benefits and costs associated with each of the foregoing; fluctuations in energy and raw material prices; management of process safety and product stewardship; changes in relationships with Dow's significant customers and suppliers; changes in public sentiment and political leadership; increased concerns about plastics in the environment and lack of a circular economy for plastics at scale; changes in consumer preferences and demand; changes in laws and regulations, political conditions or industry development; global economic and capital markets conditions, such as inflation, market uncertainty, interest and currency exchange rates, and equity and commodity prices; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, including the ongoing conflicts between Russia and Ukraine and in the Middle East; weather events and natural disasters; disruptions in Dow's information technology networks and systems, including the impact of cyberattacks; and risks related to Dow's separation from DowDuPont Inc. such as Dow's obligation to indemnify DuPont de Nemours, Inc. and/or Corteva, Inc. for certain liabilities.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and the Company's subsequent Quarterly Reports on Form 10-Q. These are not the only risks and uncertainties that Dow faces. There may be other risks and uncertainties that Dow is unable to identify at this time or that Dow does not currently expect to have a material impact on its business. If any of those risks or uncertainties develops into an actual event, it could have a material adverse effect on Dow's business. Dow Inc. and The Dow Chemical Company ("TDCC") assume no obligation to update or revise publicly any forward-looking statements whether because of new information, future events, or otherwise, except as required by securities and other applicable laws.

The Company's website, reports and social media feeds are not part of or incorporated by reference into this Proxy Statement.

Table of Contents



DEFINED TERMS

Capitalized terms, not otherwise defined in this Proxy Statement, have the meaning ascribed below:

2024 Meeting	2024 Annual Meeting of Stockholders of Dow Inc.
Board	Board of Directors of Dow Inc.
Carbon Emissions	GHG emissions in CO_2 equivalent
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Committee	In the CD&A section, Compensation and Leadership Development Committee
Company	Dow Inc. and its consolidated subsidiaries
Compensation Peer Group	Peer group utilized for market comparisons, benchmarking and setting executive and non-employee Director compensation
Cumulative Cash from Operations	Cash provided by operating activities—continuing operations
DEPP	Dow Employees' Pension Plan
Dow	Dow Inc. and its consolidated subsidiaries; all references to "we," "us," and "our" refer to the Company
EBIT	Earnings before interest and taxes
EDP	The Dow Chemical Company Elective Deferral Plan Post 2004, a non-qualified deferred compensation plan
ERG	Employee Resource Group—voluntary employee-led groups open to all Dow employees that foster inclusion at Dow and in the community
ESG	Environmental, social and governance
ESPP	Dow Inc. 2021 Employee Stock Purchase Plan
ESRP	Executives' Supplemental Retirement Plan—Supplemental Benefits
Free Cash Flow	"Cash provided by operating activities—continuing operations," less capital expenditures (non-GAAP)
GAAP	U.S. Generally Accepted Accounting Principles
GHG	Greenhouse gas
GRI	Global Reporting Initiative
ID&E	Inclusion, diversity and equity
LTI	Long-term incentive
NEO	Named Executive Officer
Net-zero carbon	Scope 1 and 2 carbon emissions, including reductions from technology advancements
NYSE	New York Stock Exchange
Operating EBIT	Earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items (non-GAAP)
Operating ROC	Net operating profit after tax (excluding significant items) divided by total average capital (non-GAAP)
Performance Award	Annual cash incentive program
PPA	Personal Pension Account
PSU	Performance stock unit
Relative TSR	Percentile ranking against the Relative TSR Peer Group of stock price appreciation plus dividends paid
Relative TSR Peer Group	Peer group utilized to measure Relative TSR performance within the performance share programs
ROC	Return on capital
RSU	Restricted stock unit
SASB	Sustainability Accounting Standards Board
Savings Plan	The Dow Chemical Company Employees' Savings Plan, a tax-qualified 401(k) plan
SEC	U.S. Securities and Exchange Commission
SIP	Dow Inc. 2019 Stock Incentive Plan
TCFD	Task Force on Climate-related Financial Disclosures
TDCC	The Dow Chemical Company
TSR	Total shareholder return
Voice	Annual employee survey that measures employee experience and satisfaction as well as leader effectiveness
WEF	World Economic Forum
Zero-carbon emissions	Scope 1+2+3 carbon emissions, including product benefits and reductions from technology advancements; Dow's 2050 carbon neutrality target refers to Dow's intention to achieve zero-carbon emissions by 2050

Voting and Attendance Procedures

In this Proxy Statement, you will find information on the nominees for election to the Board and other items to be voted upon at the 2024 Meeting and any adjournment or postponement of the 2024 Meeting. The background information in this Proxy Statement has been supplied to you at the request of the Board to help you decide how to vote and to provide information on the Company's corporate governance and compensation practices. This Proxy Statement is first being distributed to stockholders on or about March 1, 2024.

VOTE YOUR SHARES

You are entitled to vote at the 2024 Meeting if you were a stockholder as of the close of business on the record date, February 15, 2024, or hold a valid proxy for the 2024 Meeting.

To vote online or by phone, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to log in to *www.proxyvote.com*. You may also vote your shares online by using your 16-digit control number to log in to *www.virtualshareholdermeeting.com/DOW2024* during the 2024 Meeting.

If you received printed proxy materials, you may also vote by mail. Your shares will be voted only if the proxy card or voting instruction form is properly signed and received by the Inspector of Election prior to the 2024 Meeting.

Except as provided below with respect to shares held in The Dow Chemical Company Employees' Savings Plan, if you submit your proxy and if no specific instructions are given by you, your shares will be voted as recommended by the Board.

You may revoke or change your proxy or voting instructions before the polls close at the 2024 Meeting by sending a written revocation to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, by submitting another proxy card or voting instruction form, or by submitting your vote online or by phone. The independent tabulator must receive any proxy that will not be delivered electronically at the 2024 Meeting by 11:59 PM Eastern Time on April 10, 2024.

If you are a beneficial stockholder, please follow the instructions on the voting instruction card provided by your bank or broker or other nominee to vote your shares. Please contact your bank or broker if you have questions about how to obtain your control number.

We encourage you to vote in advance, even if you plan to attend the 2024 Meeting online. Be sure to submit votes for each separate account in which you hold Dow common stock.

CONFIDENTIAL VOTING

The Company maintains vote confidentiality. Proxies and ballots of all stockholders are kept confidential from the Company's management and Board unless disclosure is required by law and in certain other limited circumstances.

This practice further provides that employees may confidentially vote their shares of Company stock held by The Dow Chemical Company Employees' Savings Plan and requires the appointment of an independent tabulator and Inspector of Election for the 2024 Meeting.

PLAN SHARES

If you are enrolled in the direct stock purchase and dividend reinvestment plan administered by Computershare Trust Company, N.A. (the "Computershare CIP"), the shares of Dow common stock owned on the record date by



you directly in registered form, plus all shares of Dow common stock held for you in the Computershare CIP, will appear together on a single proxy voting form. If no instructions are provided by you on an executed proxy voting form, your Computershare CIP shares will be voted as recommended by the Board.

Participants in The Dow Chemical Company Employees' Savings Plan (the "Savings Plan") will receive a voting instruction form. Your form will provide voting instructions to Fidelity Management Trust Company (the "Savings Plan Trustee"). If no instructions are provided to the Savings Plan Trustee, the Savings Plan Trustee and/or administrators of the Savings Plan will vote the shares held pursuant to the Savings Plan according to the provisions of the Savings Plan. In order to have your Savings Plan shares voted in accordance with your voting instructions, your voting instructions must be received by 11:59 PM Eastern Time on April 8, 2024.

DOW SHARES OUTSTANDING AND QUORUM

At the close of business on the record date, February 15, 2024, there were 703,268,115 shares of Dow common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote. The holders of at least 50 percent of the issued and outstanding shares of common stock entitled to vote that are present in person or represented by proxy constitute a quorum for the transaction of business at the 2024 Meeting.

Agenda Item		
1:	**Election of Directors**	
	Each nominee must receive more FOR votes than AGAINST votes in order to be elected.	
2:	**Advisory Resolution to Approve Executive Compensation**	
	Agenda Item 2 must receive more FOR votes than AGAINST votes in order to be approved.	
3:	**Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024**	
	Agenda Item 3 must receive more FOR votes than AGAINST votes in order to be approved.	
4:	**Stockholder Proposal—Shareholder Right to Act by Written Consent**	
	Agenda Item 4 must receive more FOR votes than AGAINST votes in order to be approved.	
5:	**Stockholder Proposal—Single-Use Plastics Report**	
	Agenda Item 5 must receive more FOR votes than AGAINST votes in order to be approved.	

Abstentions and broker non-votes will be included in determining the presence of a quorum at the 2024 Meeting, but will not be counted or have an effect on the outcome of any matter except as specified below with respect to Agenda Item 3.

Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote shares held in beneficial name only on Agenda Item 3: Ratification of the Appointment of the Independent Registered Public Accounting Firm, without instruction from you, but may not vote on any other matter to be voted on at the 2024 Meeting.

A list of stockholders of record entitled to vote shall be available to any stockholder for any purpose relevant to the 2024 Meeting for 10 days prior to the 2024 Meeting upon request to the Office of the Corporate Secretary. Please send the request to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com.

PROXY SOLICITATION ON BEHALF OF THE BOARD

The Board is soliciting proxies to provide an opportunity for all stockholders to vote, whether or not the stockholders are able to attend the 2024 Meeting, or an adjournment or postponement thereof. Dow Directors, officers and employees may solicit proxies on behalf of the Board by mail, by telephone or by electronic communication. The proxy representatives of the Board will not be specially compensated for their services in this regard.

Dow has retained D. F. King & Co., Inc., to aid in the solicitation of stockholders for an estimated fee of $17,500, plus reasonable expenses. Arrangements have been made with brokerage houses, nominees and other custodians and fiduciaries to send materials to their principals, and their reasonable expenses will be reimbursed by Dow upon request. The cost of solicitation will be borne by the Company.

ATTENDING THE 2024 MEETING

The 2024 Meeting will be conducted in an online, virtual format. Dow is pleased to use the virtual meeting format to facilitate stockholder attendance, voting and questions by leveraging technology to communicate more effectively and efficiently with our stockholders. This format allows stockholders to participate fully from any location, without the cost of travel. We have designed the virtual format to protect stockholder rights. For example: we have allocated time on the agenda to respond to questions submitted by stockholders, questions not answered during the 2024 Meeting will be answered in writing and posted on the Company's website at *www.dow.com/investors*, and we will make available a replay of the 2024 Meeting promptly at *www.dow.com/investors* and it will remain available for at least one year.

You are entitled to attend, vote and ask questions in the virtual 2024 Meeting if you were a stockholder as of the close of business on the record date, February 15, 2024, or hold a valid proxy for the 2024 Meeting.

To attend, vote and ask questions online during the 2024 Meeting, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to log in to *www.virtualshareholdermeeting.com/DOW2024*. Whether or not you participate in the 2024 Meeting online, it is important that your shares are included in the voting process.

If you are a beneficial stockholder, please follow the instructions on the voting instruction form provided by your bank or broker or other nominee in order to participate in the 2024 Meeting. Please contact your bank or broker if you have any questions about how to access the 2024 Meeting or to obtain your control number.

Interested persons who are not stockholders may also access the 2024 Meeting as guests, but will not be able to vote or ask questions during the 2024 Meeting.

We encourage you to join the 2024 Meeting early. Online access will begin approximately 15 minutes before the 8:00 AM Eastern start time. If you encounter technical difficulties during the check-in or while attending the meeting, we have technicians available to help you. The technical support contact information will be posted on the 2024 Meeting login page. In the event of any technical malfunction, we expect to make an announcement on the 2024 Meeting login page. Any updated information regarding the 2024 Meeting will be posted at *www.dow.com/investors.*

HOW TO ASK QUESTIONS

Stockholders may submit questions during the 2024 Meeting using the "Ask a Question" field on the virtual meeting website.

You will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to submit a question. Time has been allocated on the agenda to respond to questions submitted during the 2024 Meeting. Questions we do not answer during the 2024 Meeting will be answered in writing and posted on the Company's website at *www.dow.com/investors*.



OTHER MATTERS

The proxy or voting instruction form confers upon the designated persons the discretion to vote the shares represented in accordance with their best judgment. Such discretionary authority extends to any other properly presented matter. The Board does not intend to present any business at the 2024 Meeting that is not described in this Proxy Statement. The Board is not aware of any other matter that may properly be presented for action at the 2024 Meeting.

RULES OF CONDUCT AND PROCEDURES

Please refer to the 2024 Meeting Rules of Conduct and Procedures for more information on attending the 2024 Meeting, how to ask questions and other procedural rules. The Rules of Conduct and Procedures are available at *www.proxyvote.com* and during the 2024 Meeting at *www.virtualshareholdermeeting.com/DOW2024*.

Additional Information

FUTURE STOCKHOLDER PROPOSALS

If you satisfy the requirements of the rules and regulations of the SEC and wish to submit a proposal to be considered for inclusion in the Company's proxy materials for the 2025 Annual Meeting of Stockholders of Dow Inc. ("2025 Meeting"), pursuant to Rule 14a-8 of the Exchange Act, please send it to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com. Under Rule 14a-8, these proposals must be received no later than 5:00 PM Eastern Time on November 1, 2024.

FUTURE ANNUAL MEETING BUSINESS

Under the Company's Bylaws, if you wish to raise items of proper business at an annual meeting, other than shareholder proposals complying with Rule 14a-8 (which are subject to separate requirements provided above), including director nominations other than nominations pursuant to Dow's proxy access provision (which are subject to separate requirements provided in the Bylaws), you must give advance written notice to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com between 8:00 AM Eastern Time on November 1, 2024, and 5:00 PM Eastern Time on December 1, 2024 for the 2025 Meeting.

Further, if you intend to nominate a director outside of the proxy access process and solicit proxies in support of such director nominee(s) (other than the Company's nominees) at the 2025 Meeting in reliance on Rule 14a-19, in addition to the requirements set forth in the Company's Bylaws, you must comply with the additional requirements of Rule 14a-19.

Different deadlines may apply if the 2025 Meeting is called for a date that is not within 30 days (before or after) the anniversary of the 2024 Meeting. In such case, such written advance notice of your intention to raise items of proper business at an annual meeting must be received by the Office of the Corporate Secretary (a) no earlier than the close of business on the 120th day prior to the 2025 Meeting date and (b) no later than the close of business on the later of (A) the 90th day prior to the 2025 Meeting date or (B) the 10th day following the date on which public disclosure of the date of such meeting is first made by the Company.

If notice of a matter or nomination is not received within the applicable deadlines or it does not comply with the procedural and content requirements of the Bylaws for such notices, Rule 14a-4 or Rule 14a-19, as applicable, any officer or director acting as chair of the annual meeting may refuse to introduce such matter. The Bylaws may be amended from time to time and, to the extent any such amendment conflicts with any of the requirements herein, the terms of the amended Bylaws will apply. The full text of the Bylaws is available on the Company's website at *www.dow.com/investors.*

FUTURE DIRECTOR NOMINEES THROUGH PROXY ACCESS

Under the Company's Bylaws, if you wish to nominate a director through proxy access, you must give advance written notification to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com. For the 2025 Meeting, written notice must be received by the Office of the Corporate Secretary between 8:00 AM Eastern Time on October 2, 2024, and 5:00 PM Eastern Time on November 1, 2024. Such notices must comply with the procedural and content requirements of the Bylaws. The full text of the Bylaws is available on the Company's website at *www.dow.com/investors.*



MULTIPLE STOCKHOLDERS WITH THE SAME ADDRESS

In accordance with a notice sent previously to stockholders with the same surname who share a single address, only one notice or set of proxy materials will be sent to an address unless contrary instructions were received from any stockholder at that address. This practice, known as "householding," is designed to reduce printing and postage costs. If you did not respond that you did not want to participate in householding, you were deemed to have consented to the practice. If you are a registered stockholder, you may revoke your consent by sending your name and your holder identification number to the Office of the Corporate Secretary at corporatesecretary@dow.com or 2211 H.H. Dow Way, Midland, Michigan 48674. If you hold your stock with a bank or broker, you may revoke your consent to householding by contacting Broadridge Financial Solutions Inc., 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095. If you are a registered stockholder receiving multiple copies at the same address or if you have a number of accounts at a single brokerage firm, you may submit a request to receive a single copy in the future by contacting the Office of the Corporate Secretary at corporatesecretary@dow.com. If you hold your stock with a bank or broker, contact Broadridge Financial Solutions Inc. at the address and telephone number provided above. The Company will promptly deliver to a stockholder who received one copy of proxy materials as the result of householding, a copy of the materials upon the stockholder's written request to the Office of the Corporate Secretary at corporatesecretary@dow.com.

ELECTRONIC DELIVERY OF PROXY MATERIALS

Stockholders may request proxy materials be delivered to them electronically by enrolling at *www.proxyvote.com* or *https://enroll.icsdelivery.com/dow.* This results in faster, online delivery of the Proxy Statement, Annual Report and related materials. Going paperless is not only convenient for stockholders, but it also saves resources and reduces Dow's impact on the environment.

COPIES OF PROXY MATERIALS AND ANNUAL REPORT

The Notice of Internet Availability of Proxy Materials and Proxy Statement and Annual Report are posted on the Company's website at *www.dow.com/investors* and at *www.proxyvote.com.*

COPIES OF CORPORATE GOVERNANCE DOCUMENTS

The Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, Code of Conduct, Code of Financial Ethics, Board Committee Charters and other governance documents are posted on the Company's website at *www.dow.com/investors.* Stockholders may request printed copies of each of these documents at no charge by contacting the Office of the Corporate Secretary at corporatesecretary@dow.com.

A Message from our Independent Lead Director



RICHARD K. DAVIS

Independent Lead Director since 2021

✓ Strong familiarity with the Dow Board and Committee structure and rapport with the other independent Directors

✓ Global leadership experience as a former Chairman and Chief Executive Officer of a public company

✓ Vast knowledge in industries subject to extensive regulation, including risk management

✓ Extensive expertise in international business operations, financial services, and capital allocation

✓ Broad public company board experience across the financial services and medical industries

✓ Deep knowledge of corporate governance and compensation matters

Dear Fellow Stockholders,

On behalf of Dow's independent Directors and Jim Fitterling, Chair and Chief Executive Officer, I am pleased to invite you to our virtual 2024 Annual Meeting of Stockholders. As your Independent Lead Director, I'm proud to provide insights into the advancement of Dow's strategic priorities and corporate governance during 2023.

Dow is committed to maintaining strong financial and operational discipline while progressing our climate, circularity and societal actions and continuing to drive long-term stockholder value. Achieving these priorities begins with our experienced, diverse, and independent Board of Directors and our continued commitment to best-in-class governance and accountability.

Our Board is responsible for robust oversight of the Company's strategy, enterprise risk management, stakeholder engagement and governance practices. We remained sharply focused on executing these responsibilities in 2023, as noted by the following examples:

- Delivered solid financial performance amid challenging and dynamic macroeconomic conditions.

- Advanced our long-term strategy to Decarbonize & Grow by approving final investment decision for our Path2Zero project in Fort Saskatchewan, Alberta, Canada.

- Progressed our Transform the Waste strategy through strategic partnerships and offtake agreements.

- Continued to strengthen our governance practices by implementing enhanced disclosures for Board member qualification, enterprise risk management, and leadership succession planning.

- Expanded disclosure of our enterprise risk management approach and process.

- Continued emphasis on Board oversight and responsibility for environmental, social and governance performance.

- Increased the percentage of leadership team members who are women or U.S. ethnic minorities to 83%, outpacing our peers.

- Named a Great Place To Work® and FORTUNE 100 Best Companies to Work For® for the third consecutive year and recognized by Great Place To Work® and FORTUNE as one of the World's Best Workplaces™ for the first time — a recognition provided to only 25 companies in the world.

In addition to our strategic and operational advances, the Company returned $2.6 billion to shareholders through share repurchases and dividends while generating $5.2 billion in cash flow from operations. I encourage you to read the Proxy Statement, Annual Report, and INtersections Report for further insights and details on additional actions and accomplishments.

On behalf of Dow's Board and management team, thank you for investing in our Company. We understand this is an active choice and are deeply grateful for your trust and engagement as we continue to grow the Company, deliver innovative solutions to address the world's greatest challenges, and create long-term and sustainable value for all of our stakeholders.



Richard K. Davis



Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

2024 ANNUAL MEETING OF STOCKHOLDERS OF DOW INC.

Meeting Date	**Record Date**	**Meeting Time**
Thursday, April 11, 2024	Thursday, February 15, 2024	8:00 AM Eastern Time

Vote Your Shares in Advance

Your vote is important. We encourage you to vote in advance, even if you plan to attend the 2024 Meeting.

 www.proxyvote.com

 1-800-690-6903 or the number provided on your voting instructions

 Use the postage-paid envelope provided if you received printed proxy materials

You may also vote online during the 2024 Meeting at www.virtualshareholdermeeting.com/DOW2024.

To vote online or by phone, you will need your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form. The independent tabulator must receive any proxy that will not be delivered electronically at the 2024 Meeting by 11:59 PM Eastern Time on April 10, 2024.

Ask Questions

You may submit questions during the 2024 Meeting at www.virtualshareholdermeeting.com/DOW2024.

To ask a question, you will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Questions we do not answer during the 2024 Meeting will be answered in writing and posted on the Company's website at www.dow.com/investors.

Attend the 2024 Meeting

You are invited to attend the 2024 Meeting online at www.virtualshareholdermeeting.com/DOW2024.

To vote and ask questions during the 2024 Meeting, you must be a stockholder of record and log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Interested persons who are not stockholders may also access the 2024 Meeting as guests, but will not be able to vote or ask questions during the 2024 Meeting.

We encourage you to join the 2024 Meeting early. Online access will begin approximately 15 minutes before the start at 8:00 AM Eastern Time. If you encounter technical difficulties during the check-in or while attending the meeting, please call technical support. The technical support contact information will be posted on the 2024 Meeting login page.

In the event of any technical malfunction, we expect to make an announcement on the virtual meeting login page. Any updated information regarding the 2024 Meeting will be posted at www.dow.com/investors.

A replay of the 2024 Meeting will be made available promptly at www.dow.com/investors and it will remain available for at least one year.

For more information, see the section titled "Voting and Attendance Procedures" on page vi.

AGENDA AND VOTING RECOMMENDATIONS

The Notice of Internet Availability of Proxy Materials, Proxy Statement and Annual Report are available at www.proxyvote.com.

Agenda Item		Board Vote Recommendation	Page Reference
1:	Election of Directors	FOR	33
2:	Advisory Resolution to Approve Executive Compensation	FOR	101
3:	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024	FOR	102
4:	Stockholder Proposal—Shareholder Right to Act by Written Consent	AGAINST	106
5:	Stockholder Proposal—Single-Use Plastics Report	AGAINST	110

ABOUT DOW

Dow (NYSE: DOW) is one of the world's leading materials science companies, serving customers in high-growth markets such as packaging, infrastructure, mobility and consumer applications. Our global breadth, asset integration and scale, focused innovation, leading business positions and commitment to sustainability enable us to achieve profitable growth and help deliver a sustainable future. Learn more about us and our ambition to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world by visiting *www.dow.com*. The Company's website, reports and social media feeds are not part of or incorporated by reference into this Proxy Statement.



2023 NET SALES	EMPLOYEES	MANUFACTURING SITES	GLOBAL REACH
~$45B	**~35,900**	**98 sites**	**31 countries** in which Dow manufactures products

Note: All data as of December 31, 2023

Delivering Performance and Progress

For more than 125 years, Dow has been pursuing solutions for the world's toughest challenges by asking the right questions. Together, our purpose and ambition drive us to improve the sustainability and circularity of the markets we serve, positively contribute to the development and wellness of our communities, and embrace and cultivate an inclusive, diverse, equitable and accountable culture.

We believe materials science drives innovation, and Dow's innovation is built on creativity and collaboration – enabling us to create solutions that transform our world and deliver a more sustainable future.

AMBITION	PURPOSE
To become the most innovative, customer-centric, inclusive and sustainable materials science company in the world	To deliver a sustainable future for the world through our materials science expertise and collaboration with our partners

GOAL
Value growth and best-in-class performance

OUR VALUES

Integrity   Respect for People   Protecting Our Planet



2023 Highlights


Net sales of
$44.6B


Delivered net income of
$660M


Delivered operating EBIT[1] of
$2.8B


Generated
$5.2B
in cash flow from operations


Returned
$2.6B
to shareholders through dividends and share buybacks


Achieved **highest Customer Experience (CX) satisfaction score** since inception of our annual CX survey in 2018


Started operation of our UNIFINITY™ FCDh technology in Louisiana to produce propylene with **~20% lower emissions** vs. conventional PDH technology


Expanded access to renewable power to **>1,000 megawatts**, exceeding our goal of **750 megawatts** by 2025


Announced collaboration with New Energy Blue to **transform agricultural residue** in the form of corn stover into **bio-based ethylene** used to make plastics


Launched **reduced-carbon, bio-based and circular Propylene Glycol DEC, REN and CIR** with ISCC PLUS certification in Europe


Launched SURLYN™ REN and CIR Ionomers, produced using **bio and circular feedstocks** at U.S. Gulf Coast assets


$335MM in global certified diverse ($253MM) and small business ($82MM) spend in **17 countries** and **5 continents**


75% of Dow employees volunteered at least once in the past year in the communities where they live and work


Enhanced **diversity self-identification capabilities** to improve the employee experience


Invested **$34.1MM** in corporate + foundation + in-kind contributions


~61%
Redefined best-in-class Employee Resource Group participation with **~61% Team Dow participation**


Improved global representation of women to **29.8%** and U.S. ethnic minority representation to **28.1%**


Percentage of **U.S. ethnic minority Board and executive team members** continues to outpace industry peers[2]


Enhanced disclosures for Board of Directors qualifications, enterprise risk management and leadership succession planning


Recognized by Great Place To Work® and FORTUNE as **one of the 25 World's Best Workplaces™**

---

1   Non-GAAP measure. See the Appendix for definitions and a reconciliation to the most directly comparable GAAP measure.
2   For a detailed list of our industry peers, see the Appendix.

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE PRIORITIES

Dow focuses on four strategic areas of action—Environmental Performance; Inclusion, Diversity and Equity; Community; and Corporate Governance—to deliver solutions to global challenges and create lasting value for our customers, communities, employees, businesses and stockholders. How we drive accountability for these strategic areas of action can be found in more detail beginning on page 5.

   

ENVIRONMENTAL PERFORMANCE

Our strategy for building a more sustainable world focuses on three priority areas: circular economy, climate protection and safer materials. These areas address some of the most pressing challenges facing our planet and offer the most opportunity for Dow to use our science and global scale to make a positive impact.

INCLUSION, DIVERSITY & EQUITY

Realizing our purpose and ambition as a company requires an inclusive and equitable culture that enables our people to develop, advance, be heard and contribute their greatest value. It requires a diverse workforce that brings wide-ranging, fresh perspectives on how to tackle global challenges and innovate for our customers.

COMMUNITY

We believe in sustainable business growth that creates positive social change. The global citizenship strategy is a road map for how we connect our core strengths—our science and technology expertise, and global reach and resources—to enhance the lives of people in our communities and help make our planet more sustainable.

CORPORATE GOVERNANCE

Best-in-class governance strengthens accountability and protects the long-term interests of all of Dow's stakeholders. Our leadership starts with the diverse and highly skilled Board and well-defined Committee structure. The Board actively engages with management in oversight and stewardship of the Company's strategy, risk management and overall performance.

   

A PROACTIVE APPROACH TO REPORTING AND DISCLOSURE

Dow has been a leader in sustainability reporting since our first report in 2003. Our sustainability reporting objective is to provide transparency on how we are advancing our sustainability strategy and how we are contributing to sustainable development. With that objective we continue to deliver high-quality and comprehensive environmental, social, and governance reporting on Dow's material topics for our customers, stockholders, employees, and community members. The 2022 INtersections Report includes disclosures prepared in accordance with the GRI and GHG Protocol. The report also includes disclosures aligned with the TCFD, SASB, and WEF Stakeholder Capitalism Metrics. We continue to monitor the evolution of frameworks and standard setters, such as the International Sustainability Standards Board. Dow engaged Deloitte & Touche, LLP to perform a review engagement to obtain limited assurance on management's assertion related to disclosures presented in accordance with the 2021 GRI Sustainability Reporting Standards as of, and for the year ended, December 31, 2022, and related to Scopes 1+2+3 carbon emissions presented in accordance with the GHG Protocol Corporate Accounting and Reporting Standards under its Corporate Standards for the year ended December 31, 2022.



Dow's comprehensive annual disclosure of environmental, social and governance performance can be found on our website at *www.dow.com/esg.* Dow's public policies on topics such as Chemical Management, Responsible Care, Energy and Climate Change, Sustainability, and Environment, Health & Safety can be found on our website at *www.dow.com/about*. Additional resources can be found here: *https://investors.dow.com/en/esg-resources/default.aspx*. These reports, disclosures, policies and additional resources are not part of or incorporated by reference into this Proxy Statement.

STAKEHOLDER ENGAGEMENT ON STRATEGIC PRIORITIES

We regularly engage stakeholders and establish collaborative partnerships as we continue progress on our environmental, social and governance priorities and build a clearer understanding of the complex global challenges and local conditions in the countries where we do business. Stakeholders include customers, suppliers, current and prospective employees, community advisory panels, societal organizations, regulators, shareholders and investors. We also bring in diverse perspectives and guidance through our Sustainability External Advisory Council (SEAC) and Science and Technology Advisory Council (STAC).

 **ENVIRONMENTAL PERFORMANCE**

We're working to deliver a sustainable future by collaborating and innovating to help make a positive impact on society and the planet. As a leading materials science company, we have the responsibility and opportunity to act and lead the industry in areas where our science and innovation can make a difference. This means we are reducing our environmental footprint, developing and implementing circular economy solutions, and creating new materials that are more sustainable.

We continue to make significant progress on our 2025 Sustainability Goals using our expertise, products, technologies, and partnerships to meet the evolving demands of customers while leading the transition to a more sustainable, inclusive future. Additional information on our 2025 Sustainability Goals can be found here: *https://corporate.dow.com/en-us/science-and-sustainability/2025-goals.html.*

In 2019, we identified three focus areas where we believe we can make the biggest difference and drive industry-wide change: Climate Protection, Circular Economy, and Safer Materials. These global priorities represent areas where we are using our science, scale and global relationships across our value chains to seek and create shared opportunity for Dow and society. In 2020, we introduced new targets aimed at reducing carbon emissions and plastic waste.

Since that time, we have continued to advance toward zero-carbon emissions and plastics circularity. We have a clear plan to achieve our 2030 carbon emissions reduction target and will continue to build on our detailed roadmap to reach zero-carbon emissions by 2050.

In 2023, we started operation of our UNIFINITY™ fluidized catalytic dehydrogenation (FCDh) unit in Plaquemine, Louisiana. Leveraging breakthrough technology, the unit expands our capacity at lower capital and cost intensity while reducing energy usage and carbon emissions relative to conventional propane dehydrogenation (PDH) units. We also achieved the start-up of a new methylene diphenyl diisocyanate (MDI) distillation and pre-polymers facility at our manufacturing site in Freeport, Texas. The new facility replaces our existing capacity in La Porte, Texas, and expands supply by an additional 30% at the site to support high-value demand growth in polyurethane systems while also reducing our carbon emissions by more than 45% compared to the La Porte asset.

In November 2023, we announced the Board approved a final investment decision on our Fort Saskatchewan Path2Zero investment to build the world's first net-zero Scope 1 and 2 carbon emissions integrated ethylene cracker and derivatives facility in Alberta, Canada.

Dow and its plastics value chain are making significant investments to help create a circular economy. Moving toward a more circular world for the products we consume every day is important not only to stop increasing environmental pollution but also to address climate change. Plastics are an essential part of the world's journey toward a lower carbon emissions future. Our comprehensive approach to reducing our carbon emissions footprint and increasing circularity is grounded in our purpose: to deliver a sustainable future for the world through our materials science expertise and collaboration with our partners.

Protect the Climate

Near Term: By 2025, Dow intends to reduce Scope 1 & 2 carbon emissions[1] by 2MM metric tons vs. its 2020 baseline.[2]

Mid Term: By 2030, Dow intends to reduce net annual Scope 1 & 2 carbon emissions[1] by 5MM metric tons vs. its 2020 baseline.

Long Term: By 2050, Dow intends to be carbon neutral (Scope 1+2+3 plus product benefits).

Transform the Waste

By 2030, Dow intends to transform plastic waste and other forms of alternative feedstock to commercialize 3 million metric tons of circular and renewable solutions annually.

Our Approach to Climate Protection

Optimizing Manufacturing Facilities & Processes for Sustainability

Increasing Use of Clean Energy & Steam

Investing in Transformative Next-Gen Manufacturing Technology

Developing Low-Carbon Products & Services

Building a Value-Generating Scope 3 Decarbonization Pathway

Our Approach to Advancing a Circular Economy

Diversified Feedstock Mix

Mechanical Recycling

Advanced Recycling

Bio-Based Materials

Competitive Innovations & Technologies

Breakthrough Partnerships

1 Carbon emissions refers to GHG emissions in CO_2 equivalent.
2 The 2020 baseline equals 34.7 million metric tons of carbon emissions. The 2025 target is a 15% reduction versus the 2020 baseline and 30% reduction versus the 2005 baseline.

Alignment to the Paris Agreement

Climate change has serious consequences for the global economy and human progress, and Dow embraces our responsibility to accelerate work to reduce global carbon emissions. We support the Paris Agreement and are committed to achieving its goal of keeping global temperature rise below 2°C, and to pursue efforts to limit the increase to 1.5°C.





INCLUSION, DIVERSITY AND EQUITY

At Dow, we are committed to advancing ID&E for all. Our long-term business growth and success is only achievable with a diverse team and an inclusive culture where everyone can grow and thrive. Our ID&E strategy focuses on leading with inclusion, elevating our focus on diversity and embedding equity into our practices, policies and processes to deliver breakthrough results by 2025.

In 2023, Dow advanced to #7 on the DiversityInc Top 50 Companies for Diversity list and was recognized by Great Place to Work® and FORTUNE as one of the 25 World's Best Workplaces™. These are significant accomplishments that represent only two of the many awards the Company received related to its efforts in ID&E.

Accountability at Every Level Drives Progress and Results

Our strategy is built on seven global foundational pillars that focus on our employees and our suppliers, customers and communities where we operate, and is implemented in our geographic regions at a local level.



ALL IN
Vision: By 2025, Dow is a global leader in inclusion, diversity and equity for ALL
GOVERNANCE
Institutionalize an ALL INclusive culture and equitable practices
REPUTATION
Establish a leadership position and be recognized as a great place to work for all
CUSTOMERS
Positively impact the customer experience
COMMUNITIES
Strengthen communities where we live, work and do business
TALENT
Improve the diversity and capability of our workforce and ensure everyone has an equal opportunity to thrive
SUPPLIERS
Achieve top benchmark performance in supplier diversity
PEOPLE LEADERS
Cultivate an ALL INclusive culture

Top-Down Commitment

- Board and Leadership Team Oversight
- Chief Inclusion Officer
- Inclusion Councils: President's Inclusion Council, Senior Leaders' Inclusion Council, Joint Inclusion Council
- The Environmental, Social and Governance Network
- Dow Company Foundation Board

Bottom-Up Alignment and Action

- Inclusion metrics embedded in the Annual Performance Award program for approximately 3,000 people leaders and senior leaders
- Annual employee survey includes ID&E questions to track and drive progress
- Volunteer-based ERGs
- Team Dow engaged and empowered to advance inclusion around the Dow world

Advancing our Culture through Employee Resource Groups

Dow's ten ERGs are representative of the Company's diverse workforce and help foster an inclusive workplace. Our ERGs continue to be a valuable resource for employees and the Company by cultivating positive employee experiences and providing a platform for business growth. ERGs are open to the total workforce with strong allyship representation.


GAAN
GLOBAL AFRICAN AFFINITY NETWORK
RISE
Asian Diversity Network
Disability Employee Network
MENA
Dow
pr!me
VET NET DOW
Hispanic & Latin Network
GLAD

10 ERGs

Best-in-class global workforce participation at 60%

600+ Chapters

Dow leaders are leading by example at nearly 100% participation

More than 22,000 Employees

ERG participants have >10% points higher overall satisfaction than non-ERG participants

#17 on the DiversityInc Top Companies for Employee Resource Groups Specialty List

Advancing ID&E in Our Communities

We are championing a more inclusive society in the communities where we live and work and are committed to addressing systemic discrimination and inequities. Launched in 2020, Dow ACTs is our strategic framework designed to address systemic racism and inequality, backed by a $21 million pledge through 2028 to help accelerate change. ACT is an acronym for three areas of focus: Advocacy, Community engagement and our own Talent pipeline.



Supplier Diversity: Delivering Impact to Communities and Our Bottom Line

Dow is committed to promoting diversity and inclusion across its supply chain. We believe that a diverse and inclusive supplier base not only benefits our business, but also the communities where we operate. We offer supplier training and development programs, mentorship opportunities, and events and networking opportunities for diverse suppliers. Dow's goal is to exceed $500 million in global diverse supplier spend by 2025.

$335 million in global certified diverse ($253 million) and small business ($82 million) spend	**171 new certified diverse suppliers in 2023**
Diverse spend in 17 countries and 5 continents	**63% of diverse suppliers retained versus 2022**

In 2023, the Dow Accelerator Program to support and empower diverse suppliers was expanded to serve every region at Dow

Human Capital

Dow's ambition—to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world—starts with people. Dow employees create innovative and sustainable materials science solutions to advance the world. Every answer starts with asking the right questions. This is why the diverse, dedicated Dow team collaborates with customers and other stakeholders to find solutions to the world's toughest challenges. The Company's values of Integrity, Respect for People, and Protecting Our Planet are fundamental beliefs that are ingrained in each action taken, can never be compromised and are the foundation of the Company's Code of Conduct.

The Company is dedicated to employee health and safety and is invested in fostering a culture of inclusion and continuous learning while supporting its employees through its Total Rewards plans and programs to ensure all Dow employees are respected, valued and encouraged to make their fullest contribution.

The Compensation and Leadership Development Committee and the Environment, Health, Safety & Technology Committee regularly review our approach to human capital management as it aligns to their respective areas of responsibility.

Additional information regarding Dow's human capital measures can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, the Company's annual INtersections report, as well as Dow's U.S. Equal Employment Opportunity Report (EEO-1), accessible through the Inclusion and Diversity website at *www.dow.com/diversity*.

 **COMMUNITY**

The communities where we do business are also the places our people call home. We are a stronger, more competitive company when our communities are strong and resilient. Across the globe, we are leveraging our people and partnerships to advance community-driven solutions through five strategic priority areas:

- **Advancing Sustainable Solutions**: Collaborating to address circularity, climate protection and resiliency.
- **Building Inclusive Communities**: Inspiring ERGs to tackle ID&E needs and partnering to address systemic discrimination.
- **Developing Tomorrow's Innovators**: Equipping a diverse science, technology, engineering and math (STEM) pipeline for the jobs of tomorrow.
- **Collaborating with Communities**: Taking action to help meet the needs of our communities.
- **Engaging Employees for Impact**: Promoting a positive employee experience and creating meaningful impact through service and volunteerism.

Highlighted Programs


Advancing Sustainable Solutions

- The Business Impact Fund has supported **58** projects in **22** countries totaling nearly **$12 million** in investments for social projects that use Dow solutions. **1,600** jobs created; **13,000 MT** material recycled; **9,000 MT** plastic diverted from landfills.
- Launched a partnership with **Water.org** in Queretaro City, Mexico, to improve water and sanitation solutions for more than **3,500** people.


Developing Tomorrow's Innovators

- **Teach For All partnership** supports STEM teacher recruitment, development and placement in underserved schools in **Argentina, Nigeria, Spain** and **Japan** to impact **6,000** students and teachers.
- Launched the **Dow Last Mile Education Fund for Manufacturing and Skilled Trades** in Dow U.S. communities to prevent dropouts and increase certificate completion.


Building Inclusive Communities

- Continued partnership with **Catalyst** for the **Men Advocationg Real Change (MARC)** program and engaged in the research for the **Frontiline Employee** Initiative.
- **ALL *IN* ERG Fund** has supported **53** projects in **25** countries since launch.


Engaging for Impact

- Global **Volunteer and ERG Participation policy** provides **12 hours** paid time off to engage with community organizations and ERG activities.
- **Purpose-driven programming** such as Pulling Our Weight, *FIRST®,* ALL *IN* ERG Fund, MLK Day, Business Impact Fund, and community volunteerism.

Making an Impact



$34.1 million Corporate + Foundation + In-kind invested



75% of Dow employees volunteered at least once in the past year in the communities where they live and work[1]



The Civic 50 Award – named by Points of Light for three consecutive years as one of the most community-minded companies in the U.S.

1   Represents percentage of 2023 Voice respondents



Collaborating with Communities

- Partnered with nearly 650 non-profits, educational institutions and other community organizations to accelerate social change and create a more sustainable and equitable future.

- Continued to evaluate Community Opinion and Needs Assessments survey results to inform community investment at strategic Dow locations (defined as cities near large Dow manufacturing facilities).

- All large Dow U.S. manufacturing sites have Community Advisory Panels (CAPs) or participate in a multi-company Community Advisory Council with local industry peers. Outside of the U.S., similar committees also meet to understand needs. Through strong and dedicated community engagement to effect real change, we share information on environmental performance, safety and emergency preparedness and collaborate on a variety of topics such as economic development, health and wellness, infrastructure, poverty, housing and food security.

 **CORPORATE GOVERNANCE**

Our values of Integrity, Respect for People, and Protecting Our Planet are fundamental to how we work and all that we do. Adhering to these values helps us create and maintain a culture that supports sustainable business growth and serves as the foundation of our corporate governance.

We believe that strong corporate governance creates long-term value for shareholders by strengthening accountability and transparency, building trust in our Company and promoting good decision-making.

Accountability in Action

 **Independent Board** with strong governance practices and balanced leadership structure; **Independent Lead Director** with clear role and substantive responsibilities

 **Aligning strategy and goals** to the Company's largest areas of enterprise risk and opportunity, with clear Board oversight and responsibility

 **Maintaining a diverse Board** with balanced backgrounds, relevant skills and experiences

 **Designing compensation programs** to support our business and environmental, social and governance priorities

 **Engaging regularly and receiving feedback from a wide variety of stakeholders,** including stockholders, customers, suppliers and employees

 **Ensuring a culture of integrity** through an effective code of conduct and ethics program

2023 Governance Highlights

The Corporate Governance Committee, the Board and management regularly review Dow's corporate governance practices, considering evolving corporate governance principles and stockholder engagement. In 2023, we took the following actions:

- Enhanced director qualifications disclosure with focus on self-identified skills, professional experience, and diversity of backgrounds.
- Expanded disclosure of our enterprise risk management approach and process; continued emphasis on Board oversight and responsibility for environmental, social and governance performance.
- Improved leadership succession planning disclosure regarding our assessment and development of senior leadership talent and the succession plans of all key management positions.
- Refreshed the Code of Conduct for alignment with industry best practices; formalized the role of Chief Compliance Officer as a corporate officer.
- Continued to outpace industry peers with Dow's best-in-class board and executive U.S. ethnic minority diversity; see the Appendix for a list of industry peers.

Governance Best Practices

As part of Dow's commitment to high ethical standards, the Board follows sound governance practices. Dow's corporate governance practices are described in more detail beginning on page 17. The Corporate Governance Guidelines and Board Committee Charters are available on the Company's website at *www.dow.com/investors*.

Board Independence	Director Elections	Board Practices	Stock Ownership Requirements	Stockholder Rights	Comprehensive Accountability
11 of 12 Directors are independent	Annual election by majority of votes cast; resignation policy if not elected	Independent Directors regularly hold executive sessions	Directors subject to stock ownership guidelines	Stockholder right to call special meetings with 25% ownership	Active Board and Committee oversight of priorities, risk management and performance
All Board Committees comprised of independent Directors	Demonstrated Board refreshment emphasizing diverse thought and experience	Annual Board and Committee evaluations	Directors required to hold Company-granted equity awards, which settle upon retirement	No supermajority voting requirements	Industry leading reporting transparency
Strong Independent Lead Director with clearly identified role and responsibilities	Director orientation and education programs	Annual review of Board leadership structure and election of Independent Lead Director	Hedging or pledging Company stock is prohibited	Eligible stockholders able to nominate directors through proxy access	Diverse and inclusive senior leadership
				Active stockholder outreach and engagement	



Balanced, Effective Board Leadership

The Board's leadership structure is regularly reviewed, and it is recognized that the combination or separation of the CEO and Chair roles are driven by the needs of the Company at a particular time. Currently, the roles are combined with Jim Fitterling serving as Chair and CEO and Richard K. Davis serving as the Independent Lead Director. For more information, see the section titled "Board Leadership Structure" on page 18.

Chair & CEO	**Independent Lead Director**	**Primary Responsibilities of the Independent Lead Director:**
Extensive industry experience and knowledge of business operations, risks and strategy implementation	Corporate Governance Guidelines require clear responsibilities to ensure independent Board oversight	• Leads executive sessions of the independent Directors with focus on Board effectiveness • Sets and approves Board agenda and materials and calls Board meetings in consultation with the Chairman and Committee Chairs
Liaison between stockholders, Directors and employees with accountability for Company performance	Significant experience with corporate governance and public company management	• Serves as a liaison between the Chairman and the independent Directors • Serves as primary Board contact for stockholder communications with the independent Directors

Balanced Leadership Structure



- Supporting governance practices ensure a strong and independent Board
- Effective leadership protects long-term interests of stockholders and strengthens management accountability

Clear Oversight Responsibilities

The Board actively engages with management in oversight and stewardship of the Company's strategy; environmental, social and governance priorities; risk management; and overall performance. Committees comprised of independent Directors assist the Board in carrying out its responsibilities. Committees operate pursuant to written charters with clearly defined areas of responsibility and risk oversight. Each Committee reports on the topics discussed and actions taken at each Committee meeting for consideration by the full Board. For more information, see the section titled "Board's Role in the Oversight of Strategy and Priorities" and "Board's Role in the Oversight of Risk Management" beginning on page 24.

Driving Performance with Leadership Engagement

The responsibilities of the Board and its Committees are aligned with leadership accountability across environmental, social and governance priorities, which are summarized below.

BOARD OVERSIGHT	Environment, Health, Safety & Technology Committee		Compensation & Leadership Development Committee	Corporate Governance Committee	Audit Committee
The Board **actively oversees and engages with management** in stewardship of the Company's strategy, risk management and overall performance	Environmental performance, health, safety, community, corporate citizenship, social responsibility, public policy, sustainability, climate, science and technology		ID&E, work environment and culture, remuneration and incentives to drive accountability and progress on the Company's financial and environmental, social and governance performance	Corporate governance framework, board composition and performance, governance best practices, compliance with legal and regulatory requirements and reporting frameworks	External reporting, risk management, internal controls, compliance with legal and regulatory requirements and reporting frameworks
MANAGEMENT & ACCOUNTABILITY	Environmental Performance	Community	Inclusion, Diversity & Equity	Corporate Governance	
Company **executive management actively lead** cross-functional efforts to **set strategy**, oversee the activities related to **assessing and managing relevant risks/opportunities**, and **engage key stakeholders** across our priorities	▪ Environmental, Social and Governance Steering Team ▪ Executive Sustainability Committee ▪ Climate Steering Team ▪ Circularity PMO ▪ Science & Technology Advisory Council (STAC) ▪ Sustainability External Advisory Council (SEAC)	▪ Global Citizenship Office ▪ Community Advisory Panels ▪ Dow Company Foundation Board	▪ Office of Inclusion ▪ President's Inclusion Council ▪ Senior Leaders' Inclusion Council ▪ Joint Inclusion Council ▪ Executive Compensation	▪ Office of the Corporate Secretary ▪ Office of Ethics and Compliance	▪ Annual INtersections report, including limited assurance by our external auditing firm

Meet our Board

We are committed to maintaining a Board that is best equipped to be a responsible steward of Dow's strategy, performance and risk management. In addition to gender and ethnic diversity, our Board brings relevant skills, including capital allocation; financial acumen; technology expertise; operational experience; and environmental, social and governance expertise to help our Company compete, innovate and deliver. To learn more about the twelve individuals nominated for election at the 2024 Meeting, see the section titled "Election of Directors" beginning on page 33.



Executive Compensation

The objectives of Dow's compensation program are set by the Compensation and Leadership Development Committee and designed to motivate and reward employees for achieving Dow's most critical financial and operational goals as well as those aligned to our Company ambition. While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and programs apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including Base Pay, the Annual Performance Award and LTI programs—are designed to be equitable and fair, and to incentivize performance.



AMBITION

To become the most innovative, customer-centric, inclusive and sustainable materials science company

FINANCIAL PRIORITIES

Profitable Growth

Disciplined Capital Allocation

Low-Cost Operating Model

Best-Owner Mindset

Executive compensation strongly linked to strategic priorities & performance

LEADERSHIP COMPENSATION METRICS

Short-Term
Operating EBIT
Free Cash Flow
Ambition
    Customer Experience
    Sustainability
    Inclusion & Diversity

Long-Term
Operating ROC
Cumulative Cash from Operations
Relative TSR
Ambition
    Carbon Emissions Reduction

Management incentives squarely aligned with shareholder interests

KEY EXECUTIVE COMPENSATION PRACTICES

The compensation programs are described in more detail in the CD&A section beginning on page 55. The following table summarizes the Company's key executive compensation practices:

✓ Strong pay for performance alignment among executive compensation outcomes, individual performance and Company financial, strategic and operational performance	✓ Stock ownership requirements of six times base salary for the CEO and four times base salary for the other NEOs
✓ Stockholder engagement and feedback considered in executive compensation design	✓ Compensation Clawback Policy
✓ Compensation program structure designed to discourage excessive risk taking	✓ Anti-hedging/anti-pledging policies applicable to Directors and executive officers
✓ No change-in-control agreements	✓ Stock incentive plans prohibit option repricing, reloads, exchanges and options granted below market value without stockholder approval
✓ No excise tax gross-ups	
✓ Limited perquisites	✓ 100% independent Compensation and Leadership Development Committee
✓ Carefully considered Compensation Peer Group with regular Compensation and Leadership Development Committee review	✓ Independent Compensation Consultant reporting to the Compensation and Leadership Development Committee
✓ Each component of target pay benchmarked to median of the Compensation Peer Group	✓ Regular review of the Compensation and Leadership Development Committee Charter to ensure best practices and priorities

Stockholder Engagement

Throughout the year, members of the management team, and select members of the Board, continued extensive outreach to stockholders, engaging with investors who collectively held more than 55 percent of outstanding shares of common stock of the Company held by institutional stockholders. During this outreach, the management team and Board updated investors on a range of topics, and gained an understanding of the perspectives and concerns of investors. The management team and Board carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles.

Who We Engage:	How We Engage:	Who Participates:
• Institutional Investors • Sell-side Analysts • Retail Stockholders • Pension Funds • Holders of Bonds • Proxy Advisory Firms • Rating Agencies/Firms • Investor Coalitions	• One-on-one and group meetings in-person and virtually • Quarterly earnings calls • Industry and sell-side presentations and conferences • Company-hosted events and presentations • Written and electronic communications	• Executive Management • Investor Relations • Senior Leadership • Subject Matter Experts • Board of Directors

Key Topics of Engagement:

- Sustainability, corporate citizenship and social impact priorities and initiatives
- Overall business strategy
- Current business conditions
- Financial updates
- Business continuity and actions through the pandemic
- Key value chain product capacities
- Corporate governance practices
- Executive compensation

Key Engagement Resources:

- Dow's Website *investors.dow.com*
- Quarterly Earnings
- Annual Proxy Statement
- Annual Report
- Annual Meeting
- Investor Day events and materials
- INtersections Report
- Public events and presentations
- SEC Filings
- Disclosures to various ratings assessors

The Company continually evaluates enhancements to our environmental, social, governance and executive compensation practices, and appreciates engaging key stakeholders, including our stockholders, in the evaluation of these enhancements. For example, the following actions are being implemented:

- Reinforced our commitment to our long-term Decarbonize & Grow strategy by announcing final investment decision for the Fort Saskatchewan Path2Zero project in November 2023.

- Further progressed on our Transform the Waste strategy with two of our recycling partners, Valoregen and Mura. Dow will continue partnering with key players through off-take agreements and co-investments, thus minimizing near-term capital outlay while diversifying our feedstock mix and leveraging our existing assets.

- Maintained our focus on our low-cost-to-serve model and cash flow generation by delivering on our $1 billion of targeted cost savings in 2023.

- Solidified our financial position by pursuing additional de-risking opportunities for our pension plans, including annuitization and risk transfer of $1.7 billion in pension liabilities resulting in a one-time non-cash non-operating settlement charge of $642 million.

- Continued our focus on executive leadership succession planning and refreshment, where gender and ethnic diversity significantly outpace our industry peers.

- Accelerated the adoption of supplier diversity among industry and brand leaders and achieved $335 million in global certified diverse ($253 million) and small business ($82 million) spend in 17 countries and 5 continents.

- Enhanced disclosures for Board of Directors qualifications, enterprise risk management and leadership succession planning.

- Completed a racial equity assessment of our policies and programs to promote ID&E among our U.S. workforce and in the communities where we do business in the U.S., the results of which will be published on our Company website in 2024.



Corporate Governance

Dow is committed to applying sound corporate governance and leadership principles and practices. The Board has adopted a number of policies to support the Company's values and good corporate governance, which are important to the success of the Company's business and in advancing stockholder interests.

CORPORATE GOVERNANCE GUIDELINES

The Board adopted corporate governance guidelines designed to assist Dow and the Board in implementing effective corporate governance practices. The governance guidelines are reviewed regularly by the Corporate Governance Committee in order to continue serving the best interests of Dow and its stockholders. Among other things, these guidelines delineate the Board's responsibilities, independence, leadership structure, qualifications, election, annual self-evaluation, and access to management and advisors.

The Company's corporate governance guidelines, practices and policies are available on the Company's website at *www.dow.com/investors*, including:

✓ Corporate Governance Guidelines

✓ Bylaws

✓ Certificate of Incorporation

✓ Director Independence Standards

✓ Board Committee Charters and Membership

✓ Code of Conduct

✓ Code of Financial Ethics

✓ Human Rights

✓ Responsible Sourcing: Conflict Minerals

✓ U.S. Public Policy and Political Engagement

DIRECTOR INDEPENDENCE

The Board has assessed the independence of each non-employee Director in accordance with the standards of independence of the NYSE, SEC rules and as described in the Corporate Governance Guidelines. Based upon these standards, the Board has determined that each of the following Director nominees are independent: Samuel R. Allen, Gaurdie E. Banister Jr., Wesley G. Bush, Richard K. Davis, Jerri DeVard, Debra L. Dial, Jeff M. Fettig, Jacqueline C. Hinman, Luis Alberto Moreno, Jill S. Wyant and Daniel W. Yohannes. These independent Director nominees constitute a "substantial majority" of the Board, consistent with the Corporate Governance Guidelines. The Corporate Governance Committee, as well as the Board, will review relationships that Directors may have with the Company and members of management at least annually to make a determination as to whether there are any material relationships that would preclude a Director from being independent. Mr. Fitterling, our Chair and CEO, is not independent.

All members of the Audit, Compensation and Leadership Development, Corporate Governance, and Environment, Health, Safety & Technology Committees are independent Directors under the Corporate Governance Guidelines and applicable regulatory and listing standards.

BOARD LEADERSHIP STRUCTURE

The Board is responsible for broad corporate policy and overall performance of the Company through oversight of management and stewardship of the Company. Among other duties, the Board has responsibility for overseeing the strategy, environmental, social and governance priorities and risk management for the Company. The Board appoints the Company's officers, assigns them responsibility for management of the Company's operations, and reviews their performance.

The Board recognizes that the leadership structure and combination or separation of the Chair and CEO roles are driven by the needs of the Company. As a result, no policy exists requiring combination or separation of leadership roles. This determination is made on an annual basis by the Board, which allows the Board the flexibility to make changes to Board leadership that are in the best interests of the Company and its stockholders. As a part of that process, the Board reviews whether the existing leadership structure provides strong independent oversight while balancing the need for extensive knowledge of business operations, risks and strategy implementation and accountability for Company performance. Regardless of the specific Board leadership structure, the Company has always incorporated a strong defined leadership role for an independent Director, as described below.

Currently, the roles of Chair and CEO are combined with Jim Fitterling serving as Chair and CEO and Richard K. Davis serving as the Independent Lead Director. Mr. Fitterling's 40-year tenure and multiple roles with the Company and in the industry makes him uniquely suited to facilitate the Board's governance oversight of strategy and safe and effective business operations. Mr. Fitterling's familiarity with and knowledge of our business are unmatched. Furthermore, he has a long history of leadership in reporting transparency and sustainability disclosures. Mr. Fitterling has also led the Company's extensive sustainability strategy, which includes robust public policy development on a national and international level, such as launching the Company's aggressive and ambitious targets to become carbon neutral by 2050 and to transform plastic waste. Mr. Davis, the Company's Independent Lead Director, has significant experience in corporate governance and public company management as a current and former director on other public company boards and a former CEO of a large public company.

In accordance with best practices and the Company's Corporate Governance Guidelines, the independent Directors elect a Lead Director from among their membership. In order to be selected to serve as the Independent Lead Director, an individual must have served at least one full year on the Board, effectively communicate and engage with the other independent Directors, and possess public company and corporate governance experience. The determination regarding who should serve as the Independent Lead Director is made annually. As part of the Company's ongoing board refreshment activities, the Board announced its decision to elect Mr. Davis as its new Independent Lead Director following the 2021 Annual Meeting of Stockholders. Mr. Davis was reelected for a one-year term following each of the 2022 and 2023 Annual Meeting of Stockholders.

The Independent Lead Director has clearly defined leadership authority and responsibilities including:

- Leading and determining the agenda for executive sessions of the independent Directors or other meetings at which the Chair is not present.
- Calling meetings of the independent Directors.
- Coordinating with the Chair to call Board meetings.
- Serving as a liaison between the Chair and the independent Directors.
- Facilitating communication between the Board and management.
- Conferring with the Chair and the independent Directors on matters of importance that may require Board action or oversight.
- Coordinating with the Chair and Committee chairs to set and approve the Board schedule and agenda to assure sufficient consideration of all agenda items.



- Determining the appropriate materials to be provided to the Board.

- Serving as the focal point for stockholder communications with the independent Directors and requests for consultation addressed to independent members of the Board.

- Retaining outside professionals on behalf of the Board as the Board may determine is necessary or appropriate.

- Such other functions as the Board may direct from time to time.

The Board believes that its independence and effective oversight of management is enabled through the Company's strong corporate governance practices and safeguards currently in place, including the election of a separate Independent Lead Director with significant responsibilities, the use of executive sessions, the Board's robust Committee structure with each Committee comprised of independent Directors and chaired by an independent Director, and annual review of the leadership structure.

The Board supports this balanced leadership structure as the right structure for Dow at this time, providing effective leadership, management accountability and alignment with long-term interests of stockholders.

BOARD COMMITTEES

In addition to diverse and highly skilled members with relevant expertise, the Board has well-defined Committees that actively oversee the Company's strategy, environmental, social and governance priorities, risk management and overall performance. The responsibilities of each Board Committee are stated in the Bylaws and in their respective Committee Charters. The Board, upon the recommendation of the Corporate Governance Committee, annually elects members and a chair to each Committee and has the authority to change Committee chairs, memberships and the responsibilities of any Committee as set forth in the Bylaws.

The Board currently has four Committees (individually a "Committee" and collectively the "Committees"). A brief description of the Committees, their responsibilities and Committee member assignments as of the date of this Proxy Statement are provided below. Each Committee reports to the Board on the topics discussed and actions taken at each Committee meeting for consideration by the full Board. The Committees work together and with the Board to help ensure that the Committees and the Board have received all information necessary to permit them to fulfill their duties and responsibilities.

Chair: Richard K. Davis



100%

Member Independence



96%

2023 Average Attendance Number of Meetings: 9

Financial Expertise: The Board has determined that all members of the Audit Committee are financially literate and audit committee financial experts within the meaning of applicable regulatory and listing standards.

A summary of the preapproval policies and procedures for services performed by the independent registered public accounting firm is included in Agenda Item 3 in this Proxy Statement.

AUDIT COMMITTEE


Wesley G. Bush


Richard K. Davis


Jerri DeVard


Debra L. Dial


Daniel W. Yohannes

Key Responsibilities:

- Nominates, engages and replaces, as appropriate, the Company's independent registered public accounting firm, subject to stockholder ratification, to audit the Company's consolidated financial statements and preapproves its annual compensation.

- Approves the appointment, replacement, as appropriate, and annual compensation of the Company's internal auditor.

- Meets periodically with management to discuss current and, if any, proposed, guidelines and policies governing the processes used to assess, monitor and control the Company's major risk exposures, including climate-related or financial risk exposures, as well as, if any, actual major risk exposures.

- Provides oversight on the external reporting process and the adequacy of the Company's internal controls.

- Reviews the internal control framework and centralized processes related to the Company's environmental, social and governance reporting in conjunction with the Corporate Governance Committee.

- Reviews with management, and any external firm retained for this purpose, assurances provided on the assertion that the environmental, social and governance disclosures referenced in the Company's annual INtersections report are presented in accordance with applicable reporting frameworks and resolves any issues, difficulties or disagreements during the course of such review.

- Reviews and approves the Company's global tax strategy and policy.

- Oversees the Company's cybersecurity and information security framework and risk management; reviews the Company's cybersecurity program and information security policies and procedures including key risk areas and mitigation strategies.

- Reviews the effectiveness of the Company's systems, procedures and programs designed to promote and monitor compliance with applicable laws and regulations and receives prompt reports on any compliance matter that could adversely impact the Company's external reporting process or adequacy of internal controls.

- Reviews and appraises audit activities of the Company's independent registered public accounting firm and the Company's internal auditors.

- Reviews independence of the Company's independent registered public accounting firm.

- Establishes procedures for the receipt, retention and resolution of complaints regarding accounting, internal controls or auditing matters.





Chair: Jeff M. Fettig

100%

Member Independence



100%

2023 Average Attendance
Number of Meetings: 5

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE













Samuel R. Allen

Gaurdie E. Banister Jr.

Jeff M. Fettig

Jacqueline C. Hinman

Luis Alberto Moreno

Jill S. Wyant

Key Responsibilities:

- Reviews and monitors the Company's work environment and culture including ID&E philosophy, commitment and results.
- Assesses current and future senior leadership talent for Company officers and key management positions, and assists the Board in succession planning for the CEO.
- Evaluates the performance of the CEO in light of the goals and objectives set by the Committee and, together with the other independent members of the Board and compensation consultants, determines and approves the compensation of the CEO based on this evaluation.
- Recommends and approves the principles guiding the Company's executive officer compensation and benefits plans, other compensation and benefits plans, and compensation and employment arrangements for the Company's executive officers.
- Reviews the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking and evaluates compensation policies and practices that could mitigate any such risk.
- Reviews and approves incentive compensation plan designs, plan metrics and plan payouts to drive accountability and progress on the Company's financial and environmental, social and governance performance.
- Reviews perquisites or other personal benefits provided to the Company's executive officers and Directors and recommends any changes to the Board.
- Administers the Company's Compensation Clawback Policy and performs such duties and responsibilities as may be assigned to the Committee in accordance with the terms of the Company's Compensation Clawback Policy.
- In coordination with other Committees of the Board, reviews and, as applicable, approves information relating to compensation and benefits, human capital, ID&E, work environment and culture, and talent management for inclusion in the Company's annual INtersections report or SEC filings.

Chair: Samuel R. Allen



100%

Member Independence



100%

2023 Average Attendance Number of Meetings: 5

CORPORATE GOVERNANCE COMMITTEE

    

Samuel R. Allen   Wesley G. Bush   Richard K. Davis   Jeff M. Fettig   Jacqueline C. Hinman

Key Responsibilities:

- Oversees and monitors environmental, social and governance matters, including stockholder engagement and governance best practices.

- Establishes the process for identifying and evaluating Director nominees, determines the qualifications, qualities, skills and other expertise required to be a Director, and recommends to the Board nominees for election to the Board.

- Reviews the composition of the Board and recommends refreshment to meet the evolving needs of the Company and maintain an appropriate balance of qualifications and composition.

- Oversees the Board culture and meeting dynamics to encourage candid communication, rigorous decision making and continuous improvement.

- Monitors the functioning of Board Committees and oversees the annual assessment of the Board and its Committees.

- Oversees the Company's corporate governance practices, including reviewing and recommending to the Board for approval any changes to the Company's Certificate of Incorporation, Bylaws, Board leadership structure, Corporate Governance Guidelines and Board Committee Charters.

- Reviews and approves any transaction between the Company and any related person in accordance with the Company's related person transaction approval policy.

- Oversees the Company's orientation program for new Directors and a continuing education program for current Directors.

- Reviews the internal control framework and centralized processes related to the Company's environmental, social and governance reporting in conjunction with the Audit Committee.

- In coordination with other Committees of the Board, reviews and, as applicable, approves information relating to governance policies, practices and performance for inclusion in the Company's annual INtersections report or SEC filings.



Chair: Jacqueline C. Hinman



100%

**Member
Independence**



100%

**2023 Average Attendance
Number of Meetings: 4**

ENVIRONMENT, HEALTH, SAFETY & TECHNOLOGY (EHS&T) COMMITTEE



Gaurdie E. Banister Jr.



Wesley G. Bush



Jerri DeVard



Debra L. Dial



Jacqueline C. Hinman



Luis Alberto Moreno



Jill S. Wyant



Daniel W. Yohannes

Key Responsibilities:

- Assesses current aspects of the Company's environment, health and safety policies and performance and makes recommendations to the Board and the management of the Company with regard to promoting and maintaining superior standards of performance, including processes to ensure compliance with applicable laws and regulations.

- Oversees risk management associated with environment, health and safety policies and operations, emerging regulatory developments, reporting and compliance.

- Oversees and advises the Board on environmental, social and governance matters and on matters impacting corporate social responsibility.

- Oversees and advises the Board on the Company's corporate citizenship, including public policy, philanthropy and corporate reputation.

- Oversees and advises the Board on the Company's sustainability commitments and progress including efforts to protect the climate, reduce greenhouse gas emissions, transform plastic waste, and advance circular economy.

- Regularly reviews the Company's science and technology capabilities in relation to its strategies and plans and makes recommendations to the Board and the management of the Company with the goal of continually enhancing the Company's science and technology capabilities and protecting its intellectual property.

- Oversees the Company's policies relating to, and reviews an annual report on, political contributions and lobbying expenses.

- In coordination with other Committees of the Board, reviews and, as applicable, approves information relating to environmental and social policies, practices and performance for inclusion in the Company's annual INtersections report or SEC filings.

BOARD'S ROLE IN THE OVERSIGHT OF STRATEGY AND PRIORITIES

The Board is responsible for overseeing the Company's strategy development and planning process including an annual review of the corporate and business plans. The Board is also responsible for overseeing the environmental, social and governance priorities of the Company, including its strategy to Decarbonize & Grow, ensuring transparency, accountability and long-term stockholder value creation. Each Committee is responsible for oversight of specific strategic and environmental, social and governance areas relevant to their respective Charters. Throughout the year and at every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to management's execution of the corporate and business plans as well as progress on environmental, social and governance priorities including sustainability targets and ID&E initiatives. The Board and management review the Company's short- and long-term strategic priorities throughout the year and dedicate time at each Board meeting for appropriate discussion.

Committee	Areas of Responsibility
Audit Committee	External reporting, risk management, internal controls, compliance with legal and regulatory requirements and environmental, social and governance reporting frameworks
Compensation and Leadership Development Committee	ID&E, work environment and culture, remuneration and incentives to drive accountability and progress on the Company's financial and environmental, social and governance performance
Corporate Governance Committee	Corporate governance framework, board composition and performance, governance best practices, compliance with legal and regulatory requirements and environmental, social and governance reporting frameworks
Environment, Health, Safety & Technology Committee	Environmental performance, health, safety, community, corporate citizenship, social responsibility, public policy, sustainability, climate, science and technology

Although each Committee is responsible for overseeing the management of certain responsibilities as described above, the full Board is regularly updated by the Committees, management and senior leaders. This enables the Board and the Committees to coordinate oversight and the relationships among the various priorities of the Company.

BOARD'S ROLE IN THE OVERSIGHT OF RISK MANAGEMENT

The Board is responsible for overseeing overall risk management for the Company, including review and approval of the enterprise risk management approach and process implemented by management to identify, assess, manage and mitigate risk, at least annually. Each Committee is responsible for oversight of specific risk areas relevant to their respective Charters. Risk management is considered a strategic priority within the Company, and responsibility for managing risk rests with management while the Committees and the Board as a whole provide oversight. The Company has processes in place to identify, assess and monitor risks, which are part of the company's overall risk management process and have been embedded in the Company's operating procedures, internal controls and information systems.

Enterprise Risk Management Approach and Process

The enterprise risk management approach and process is conducted by Dow's strategic planning and business analysis function. This function is structurally independent of business lines. This function is led by the Senior Vice President of Corporate Development, who is responsible for risk management identification, assessment, and



monitoring of risk management performance on an operational level. This role reports to the CEO. The enterprise risk management approach and process identifies, assesses, manages and mitigates risks. Risks are assessed on an annual basis using a broad range of inputs, both internal and external to Dow, including, but not limited to, strategic alignment; interrelation of risks; macroeconomic, industry, sustainability, geopolitical and regulatory trends; operations and safety; financial performance, including investor and rating agency perspectives; regulatory and compliance actions; market dynamics; and top risks highlighted by sources such as the World Economic Forum. Risks are then reviewed and categorized based on prioritization and risk tolerance, considering the potential impact and likelihood of a significant event occurring within the next five years. The results are reviewed by a diverse, cross-functional leadership team representing each of Dow's businesses, functions and geographic regions. Each risk is assigned to a member of the leadership team and, if needed, internal subject matter experts accountable for a mitigation plan. Key risks that have specified mitigation actions are reviewed more regularly in leadership team meetings. Key risks, including short and intermediate term risks, and emerging risks are also regularly evaluated at meetings of the Committees and Board, including risks with economic, environmental and social impacts. In addition, the Board believes that having an Independent Lead Director enhances the Board's independent oversight of the Company's risk mitigation efforts by enabling consultation between the Chair and Independent Lead Director on time-sensitive or urgent risks. Principal risks which may negatively impact the future results of the Company are reviewed at least quarterly and a detailed discussion is included in the section titled "Risk Factors" in the Company's Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

Risks may also be reassessed from time to time based on factors such as changes in the external and macroeconomic environment, concerns identified by management or the Board, or through detection in Dow's internal work processes.

Committee Responsibilities in the Oversight of Risk Management

The Audit Committee is responsible for overseeing that management implements and follows the risk management approach and process and for coordinating the outcome of reviews by the other Committees in their respective risk areas.

Committee	Areas of Responsibility
Audit Committee	Risk management process; management and effectiveness of accounting, auditing, external reporting, ethics, compliance and internal controls, and cybersecurity
Compensation and Leadership Development Committee	Executive compensation and benefits policies, practices and disclosures, leadership succession planning and talent management, work environment and culture
Corporate Governance Committee	Director independence, Board refreshment and succession planning, overall Board effectiveness, potential conflicts of interest and other governance, reporting and compliance matters
Environment, Health, Safety & Technology Committee	Environment, health and safety policies and operations, emerging regulatory developments, sustainability, climate, reporting and compliance matters

Although each Committee is responsible for overseeing the management of certain risks as delegated to such Committees by the full Board, the Committees report back to the full Board regarding the risks described above. This enables the Board and the Committees to coordinate risk oversight and the relationships among the various risks faced by the Company. The Board retains ultimate oversight over certain areas of risk including climate, geopolitical and regulatory developments, industry and market dynamics, customer experience, brand and reputation, among others.

CYBERSECURITY AND INFORMATION SECURITY

Dow's Information Systems organization led by Dow's Chief Information and Digital Officer, is responsible for administration of the cybersecurity and information security framework and risk management, with oversight by the Audit Committee. The Audit Committee receives information and updates at least quarterly and actively engages with senior leaders, including the Chief Information and Digital Officer and Chief Information Security Officer, with respect to the effectiveness of the Company's cybersecurity and information security framework, data privacy, and risk management. In addition, the Audit Committee receives reports summarizing threat detection and mitigation plans, audits of internal controls, training and certification, and other cyber priorities and initiatives, as well as timely updates from senior leaders on material incidents relating to information systems security, including cybersecurity incidents. The Audit Committee includes members with significant cybersecurity experience and/or expertise in technology or cybersecurity, including information systems.

The Company has processes in place to identify, assess and monitor material risks from cybersecurity threats, which are part of the Company's overall enterprise risk management process and have been embedded in the Company's operating procedures, internal controls and information systems. Information relating to cybersecurity and information security is contained in the section titled "Cybersecurity" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

CODE OF CONDUCT

The Board has adopted a Code of Conduct (the "Code"), which guides workforce behavior and sets expectations for ethical conduct on matters ranging from health and safety in the workplace, to conflicts of interest, bribery, corruption, sustainability and citizenship. The Board also adopted a Code of Financial Ethics applicable to the principal executive officer, principal financial officer, principal accounting officer and controller. The full text of these codes, as well as our position on human rights, respect and responsibility, anti-bribery and anti-corruption, responsible sourcing and political engagement are available on the Company's website at *https://corporate.dow.com/en-us/about/legal/conduct.html*. In addition, Dow will disclose on its website any waiver of or amendment to the Code requiring disclosure under applicable rules.

The Dow Office of Ethics and Compliance (the "OEC"), led by the Director of the OEC, who serves as the Company's Chief Compliance Officer and reports to the Company's General Counsel, is responsible for administration of the Code and the Company's ethics and compliance programs, with oversight by the Audit Committee and the Corporate Governance Committee.

The Code applies to all Directors, officers, and full and part-time employees of Dow, and its wholly-owned subsidiaries, as well as joint ventures that adopt the Code. All employees and officers are required to complete training annually to assure they understand how the Code applies to their jobs, where to obtain guidance for questions and concerns and how to report violations. All Directors, officers and employees must certify each year that they will comply with the Code.

Through the Code of Business Conduct for Suppliers, we continue to engage suppliers (including independent contractors and suppliers providing contract labor) globally and communicate our mandatory requirements and expectations that all suppliers are compliant with applicable regulations and Dow's values. We also regularly review and refresh the Code of Business Conduct for Suppliers, including by analyzing our current standards and industry best practices to ensure that we're holding our suppliers to the highest standards regarding ethics, sustainability, human rights, and environmental health and safety. The requirements of the Code of Business Conduct for Suppliers are built into all new and existing supplier contracts, to ensure they are contractually enforceable. Dow reserves the right to audit supplier compliance at any time. In the case where we identify less-than-adequate supplier practices,



we reserve the right to discontinue business with the supplier. More information about Dow's mandatory requirements and expectations for suppliers and a copy of the Code of Business Conduct for Suppliers can be found at *https://corporate.dow.com/en-us/about/suppliers/info/expectations*.

The OEC maintains a confidential help line and website for those who wish to ask questions about Dow policy, seek guidance on specific situations, report in good-faith violations of the Code or Code of Business Conduct for Suppliers, or other unethical business practices. The Dow EthicsLine is a safe, reliable and convenient method to report ethical concerns, and allows anonymous reports when legally permissible. It is available globally, with multilingual capabilities, 24 hours a day, seven days a week. Dow welcomes and encourages people to speak up and raise concerns about improper conduct. Retaliatory treatment of any kind is strictly prohibited and will not be tolerated against whistleblowers who report a potential violation in good faith. More information about the Dow EthicsLine can be found at *www.dowethicsline.com*.

Throughout the year and at least annually, the Board receives information and updates from management and actively engages with senior leaders with respect to the effectiveness of the Company's ethics and compliance programs and policies relating to ethical handling of conflicts of interest and reported concerns about potential misconduct. In addition, the Audit Committee receives periodic reports summarizing questions and concerns received and investigated, training and certification status, and other OEC initiatives, and actively engages with the Chief Compliance Officer.

The Audit Committee and Corporate Governance Committee regularly review and recommend to the Board for approval any changes to the Company's Code of Conduct and Code of Financial Ethics (and any waivers as may be granted in accordance with such codes). On June 15, 2023, the Board amended and restated the Code to further align with industry best practices.

POLITICAL ENGAGEMENT AND DISCLOSURE

Government policy is one of the most powerful external forces affecting Dow today. New laws and changes to existing laws can fundamentally impact the Company's operations and the markets where it does business – and in turn, the Company's bottom line, thereby affecting Dow and its subsidiaries, employees, retirees, suppliers, customers, communities and stockholders. Because the impact of government policy is critical to the Company's success, Dow actively participates in both policymaking and political processes, through legal advocacy efforts and by making political contributions to candidates, parties and causes. Additionally, Dow endeavors to participate actively in the leadership of its key trade associations. However, we may from time to time disagree with the prevailing views of the majority of the association's membership. It is our practice, and our preference, to work within the association policy process to assure that Dow's views are adequately communicated. In all cases, any Dow position on a matter of public policy is the prevailing company position, irrespective of any trade association position to the contrary.

Dow is committed to the highest standard of ethical conduct in its involvement in policymaking and the political process. As part of Dow's commitment to transparency, our political engagement and trade association policies, as well as information on Dow's lobbying expenditures and corporate political contributions are available on the Company's website at *https://corporate.dow.com/en-us/about/legal/conduct/us-public-policy.html.*

The Environment, Health, Safety & Technology Committee has oversight responsibilities for the Company's involvement in government policy and disclosure on corporate political spending activities.

STOCKHOLDER ENGAGEMENT

Throughout the year, members of the management team, and select members of the Board, continued extensive outreach to stockholders, engaging with investors who collectively held more than 55 percent of outstanding shares of common stock of the Company held by institutional stockholders. During this outreach, the management team and select members of the Board updated investors on a range of topics, and also gained an understanding of the perspectives and concerns of investors. The management team and Board carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles.

For more information about Dow's engagement process and demonstrated effectiveness, please see the section titled "Stockholder Engagement" on page 16.

COMMUNICATIONS WITH THE BOARD AND DIRECTORS

Stockholders and other parties interested in communicating directly with the full Board, the Chair, the Independent Lead Director or the independent Directors as a group or individually, may do so by mail addressed to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674 or via email to directors@dow.com.

The independent Directors have approved procedures for handling correspondence received by the Company and addressed to the Board, Chair, the Independent Lead Director or the independent Directors individually or as a group. Communications will be distributed to any or all Directors as appropriate, depending upon the individual communication. However, the Directors have requested that communications that do not directly relate to their duties and responsibilities as Directors of the Company be excluded from distribution and deleted from email that they access directly. Such excluded items include "spam"; advertisements; mass mailings; form letters and email campaigns that involve unduly large numbers of similar communications; solicitations for goods, services, employment or contributions; surveys; and individual product inquiries or complaints. Additionally, communications that appear to be unduly hostile, intimidating, threatening, illegal or similarly inappropriate will also be screened for omission by the Office of the Corporate Secretary. Any omitted or deleted communication will be made available to any Director upon such Director's request. Concerns relating to accounting, internal controls, auditing or ethical matters are brought to the attention of the internal audit function and handled in accordance with procedures established by the Audit Committee with respect to such matters.

BOARD, COMMITTEE AND ANNUAL MEETING ATTENDANCE

Dow held seven Board meetings and the Committees of the Board collectively held twenty-three meetings for a total of thirty meetings in 2023. All of the Directors attended more than 75 percent of all Board meetings and the meetings of the Committees on which the Director served (during the period in which the Director served). All of the Directors attended all seven Board meetings. Average Committee meeting attendance is provided beginning on page 20. Average overall attendance was greater than 99 percent. The Directors are encouraged to attend the annual meetings of stockholders, and all of the Directors and nominees attended the April 13, 2023 meeting.

EXECUTIVE SESSIONS OF DIRECTORS

The independent Directors meet in executive session in connection with each regularly scheduled meeting of the Board, and at other times as they may determine appropriate. During 2023, there were six executive sessions of the Dow Board led by the Independent Lead Director. The Committees make an executive session available at each regularly scheduled Committee meeting.



DIRECTOR QUALIFICATIONS AND DIVERSITY

There are certain minimum qualifications for Board membership that Director candidates should possess, including strong values and discipline, high ethical standards, a commitment to full participation on the Board and its Committees, and relevant career experience. The Corporate Governance Committee has adopted guidelines to be used in evaluating candidates for Board membership in order to ensure a diverse and highly qualified Board that, as a whole, reflects a broad range of viewpoints, experiences and expertise. In addition to the characteristics mentioned above, the guidelines provide that candidates should possess individual skills, experience and demonstrated abilities that help meet the current needs of the Board and provide for diversity of membership, such as experience or expertise in some of the following areas: the specific industries in which the Company operates, global business, science and technology, finance and/or economics, corporate governance, public policy, government affairs and prior government service, environmental and/or social impact experience, and experience as chief executive officer, chief operating officer, chief financial officer or other senior leader of a major company. Other factors that are considered include independence of thought, fit with the Board culture and meeting dynamics, willingness to comply with Director stock ownership guidelines, meeting applicable Director independence standards (where independence is desired) and absence of conflicts of interest. The Corporate Governance Committee may modify the minimum qualifications and evaluation guidelines from time to time as it deems appropriate.

Guidelines for Director qualifications are included in the Corporate Governance Guidelines. The guidelines for Director qualifications demonstrate the Company's commitment to diversity by requiring that diverse candidates be included in the Company's initial search list for the identification and nomination of Director candidates, and that candidates are evaluated to provide for a diverse and highly qualified Board. The Corporate Governance Committee and the full Board implement and assess the effectiveness of these guidelines and the commitment to diversity by referring to these guidelines in the review and discussion of Board candidates when assessing the composition of the Board and by including questions regarding the diversity of the Board membership in the Board's annual self-evaluations.

DIRECTOR ORIENTATION AND EDUCATION

Directors are active and engaged starting with onboarding. All new Directors participate in a robust orientation to familiarize Directors with the Company's strategic and environmental, social and governance priorities; corporate and business plans; significant financial, accounting and risk management issues; including cybersecurity, and governance and ethics policies and compliance processes, including the Code of Conduct. On an ongoing basis, Directors receive materials or briefing sessions regarding the operations of the Company, strategic priorities, environmental, social and governance initiatives and risks. Regularly scheduled Board meetings offer spotlight sessions on key enterprise priorities where internal and/or external experts provide in-depth presentations to Directors.

During 2023, in addition to regular presentations on the Company's strategy prioritization and implementation and financial and operational performance, presentations were made to our Directors on the topics of: the Company's supply chain, customer experience and product innovation; the value capture approach for low carbon solutions; and an external perspective on key trends in the plastics industry.

In June 2023, Directors toured the manufacturing facility and future site of the Path2Zero integrated ethylene cracker and derivatives facility at Fort Saskatchewan in Alberta, Canada. The tour included opportunities to engage with site leadership and employees and learn more about the Canadian business and political climate.

Directors are encouraged to attend appropriate continuing education programs to help them stay current on corporate governance, board best practices, financial and accounting practices, ethical issues for directors and management, and similar matters relating to service on a public company board. The Company will reimburse

Directors for the reasonable cost of attending accredited education programs for directors of publicly traded companies as deemed appropriate given individual background and specific responsibilities on the Board.

IDENTIFYING DIRECTOR CANDIDATES

Among the Corporate Governance Committee's most important functions is the selection of Directors who are recommended to the Board as candidates for election. The Corporate Governance Committee has adopted a process for identifying new Director candidates. The Corporate Governance Committee has established in its Charter and in the Corporate Governance Guidelines its commitment to include qualified candidates to promote diversity on the Company's Board and has adopted a process to carry out that commitment. When reviewing and recommending guidelines to evaluate candidates for membership on the Board, the Corporate Governance Committee requires the inclusion of diverse candidates in its initial search list based on self-identified factors such as age, race, gender or sexual identity, ethnicity, culture and nationality and qualifications such as a commitment to inclusion and diversity and knowledge of global matters and international experience. The Corporate Governance Committee also reviews the composition of the Board and recommends refreshment to meet the evolving needs of the Company and maintain an appropriate balance of qualifications and experience, diversity, and tenure. Recommendations may be received by the Corporate Governance Committee from various sources, including current or former Directors, a search firm retained by the Corporate Governance Committee to assist in identifying and evaluating potential candidates, stockholders, Company executives, and by self-nomination. The Corporate Governance Committee is also open to accepting stockholders' suggestions of candidates to consider as potential Board members as part of the Corporate Governance Committee's periodic review of the size and composition of the Board and its Committees. Such recommendations should be sent to the Corporate Governance Committee through the Office of the Corporate Secretary. The Corporate Governance Committee uses the same robust process to evaluate Director nominees recommended by stockholders as it does to evaluate nominees identified by other sources. Please note the requirements summarized in the section titled "Future Annual Meeting Business" on page x may be applicable.

DIRECTOR CANDIDATE NOMINATIONS THROUGH PROXY ACCESS

The Bylaws set forth procedural and content requirements for director candidate nominations through proxy access. As more specifically provided in the Bylaws, a stockholder or group of up to twenty stockholders owning 3 percent or more of the Company's outstanding shares of common stock continuously for at least three years, may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two individuals or 20 percent of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements detailed in the Bylaws. Nominations should be sent to the Office of the Corporate Secretary in accordance with the procedural and content requirements set forth in the Bylaws, the full text of which is available on the Company's website at *www.dow.com/investors*.

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Under the Corporate Governance Guidelines, Directors are expected to advise the Chair, the Independent Lead Director, the Chair of the Corporate Governance Committee and the Secretary in advance of accepting an invitation to serve on a board of directors or audit committee of a public company. It is the policy of the Board that an independent Director may not serve on more than four public company boards (including the Company) and, if an active public company executive, no more than two public company boards (including the Company). Any exception requires a determination by the Board that such service does not impair the ability of the Director to effectively serve on the Company's Board. The Board considers factors such as size and location of other companies, board leadership positions (committee chair, lead director), tenure on other boards, and attendance record.



The Corporate Governance Committee reviews at least annually each Director's service on other public company boards. During 2023 and through the date of this Proxy Statement, no Director exceeded the policy mandates for service on other public company boards.

The simultaneous service on the audit committees of more than three other public companies requires a determination by the Board that such simultaneous service does not impair the ability of such member to effectively serve on the Company's Audit Committee. During 2023 and through the date of this Proxy Statement, no member of the Audit Committee served on more than three other public company audit committees.

BOARD AND COMMITTEE EVALUATION PROCESS

The self-evaluation process is an effective tool in ensuring sound corporate governance practices, which are important to the success of the Company's business and in advancing stockholder interests. As provided in the Corporate Governance Guidelines, Board Committee Charters and the NYSE listing standards, the Board and each of its Committees are required to conduct an annual self-evaluation of its performance with a particular focus on overall effectiveness. The Committees report to the Board on the outcome of their self-evaluations. The self-evaluation process provides valuable insight regarding areas of effectiveness and opportunities for improvement. For example, feedback prompted continued focus during Board and Committee meetings on leadership succession planning, including opportunities for engagement with next level management, and strategic priorities including carbon neutrality and digitalization.



Determine
Approach
Governance Committee considers the self-evaluation process and timing; sets criteria
Conduct
Evaluation
Formal opportunity for Directors to provide feedback on the Board and its Committees
Review
Feedback
Responses discussed by the Board and each Committee
Take
Action
Opportunities for improvement are identified and addressed
Ongoing
Review
Continuous assessment of effectiveness and performance during executive sessions

BOARD REFRESHMENT AND SUCCESSION PLANNING

All Directors stand for election at each annual meeting of stockholders. The Corporate Governance Committee has responsibility for reviewing the culture and composition of the Board and recommending refreshment to meet the evolving needs of the Company and maintain an appropriate balance of 1) qualifications and experience, 2) diversity, 3) tenure of longer-serving Directors with continuity and depth of Company knowledge and new Directors with fresh perspective; and 4) meeting dynamics that encourage candid communication, rigorous decision making and continuous improvement.

The Corporate Governance Committee reviews the annual Board and Committee self-evaluations to identify additional director qualifications, skills, experience, attributes and diversity that would enhance overall Board effectiveness. The Corporate Governance Committee also considers the size and composition of the Board and its Committee, as well as the Board leadership structure to ensure strong independent oversight and a Board that best meets the evolving needs of the Company. In 2023, the Corporate Governance Committee assessed best practices regarding retirement age which led to adoption of a mandatory retirement age of 75 (previously 72) in February 2024.

No Director may stand for reelection to the Board after reaching age 75 and no waivers or exceptions may be granted. Age-based retirement practices help the Board prepare for turnover and engage in succession planning.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dow and its subsidiaries purchase products and services from and/or sell products and services to companies of which certain of the Directors and executive officers of Dow, or their immediate family members, are employees. The Corporate Governance Committee and the Board have reviewed such transactions and relationships and do not consider the amounts involved in such transactions material. Such purchases from and sales to each company involve less than either $1,000,000 or 2 percent of the consolidated gross revenues of each of the purchaser and the seller, and all such transactions are in the ordinary course of business. Some such transactions are continuing and it is anticipated that similar transactions will occur from time to time.

RELATED PERSON TRANSACTIONS

The Board has adopted written policies and procedures relating to the approval or ratification of each "Related Person Transaction." Under Dow's policies and procedures, a "Related Person Transaction" is generally any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, in which (a) the Company is a participant, and (b) any Related Person has or will have a direct or indirect material interest. A "Related Person" is any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director of the Company, (b) person who is a greater than 5 percent beneficial owner of the Company's outstanding common stock, or (c) immediate family member of any of the foregoing.

Under the policies and procedures, the Corporate Governance Committee (or its Chair, under some circumstances) reviews the relevant facts of all proposed Related Person Transactions and either approves or disapproves of the entry into a particular Related Person Transaction, by taking into account, among other factors it deems appropriate: (i) the commercial reasonableness of the transaction; (ii) the materiality of the Related Person's direct or indirect interest in the transaction; (iii) whether the transaction may involve a conflict of interest, or the appearance of one; (iv) whether the transaction was in the ordinary course of business; and (v) the impact of the transaction on the Related Person's independence under the Corporate Governance Guidelines and applicable regulatory and listing standards.

No Director may participate in any consideration or approval of a Related Person Transaction for which he or she or any of his or her immediate family members is the Related Person. Related Person Transactions are approved or ratified only if they are determined to be in the best interests of Dow and its stockholders.

If a Related Person Transaction that has not been previously approved or previously ratified is discovered, the Related Person Transaction will be presented to the Corporate Governance Committee for ratification. If the Corporate Governance Committee does not ratify the Related Person Transaction, then the Company either ensures all appropriate disclosures regarding the transaction are made or, if appropriate, takes all reasonable actions to attempt to terminate the Company's participation in the transaction.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's Directors and executive officers and persons who own more than 10 percent of a registered class of the Company's equity securities ("Reporting Persons") to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of and transactions in the common stock and other equity securities of the Company, generally within two business days of a reportable transaction. As a practical matter, the Company seeks to assist its Directors and executive officers by monitoring transactions and completing and filing reports on their behalf.

Based solely upon a review of SEC filings furnished to the Company and written representations that no other reports were required, all Reporting Persons complied with these reporting requirements during fiscal year 2023.



Agenda Item 1

ELECTION OF DIRECTORS

In accordance with the recommendation of the Corporate Governance Committee, the Board has nominated twelve individuals for election as Directors at the 2024 Meeting. Diversity characteristics and qualifications are based on information self-identified by each Director nominee; age is as of April 11, 2024. A biography is included for each nominee beginning on page 37. Directors are elected annually by a majority of votes cast.



Samuel R. Allen
Age: 70
White/Man
Director Since: 2019



Gaurdie E. Banister Jr.
Age: 66
Black/Man
Director Since: 2020



Wesley G. Bush
Age: 63
White/Man
Director Since: 2018



Richard K. Davis
Age: 66
White/Man
Director Since: 2015



Jerri DeVard
Age: 65
Black/Woman
Director Since: 2022



Debra L. Dial
Age: 63
White/Woman
Director Since: 2021



Jeff M. Fettig
Age: 67
White/Man
Director Since: 2003



Jim Fitterling
Age: 62
White/Man/LGBTQ+
Director Since: 2018



Jacqueline C. Hinman
Age: 62
White/Woman
Director Since: 2018



Luis Alberto Moreno
Age: 70
Latino/Man
Director Since: 2021



Jill S. Wyant
Age: 52
White/Woman
Director Since: 2020



Daniel W. Yohannes
Age: 71
Black/Man
Director Since: 2018

QUALIFICATIONS AND COMPOSITION

The Corporate Governance Committee and the Board believe that the qualifications and attributes set forth in this Proxy Statement for the nominees support the conclusion that these individuals are qualified to serve as Directors of the Company and collectively bring a balance of relevant skills, professional experience, and diversity of backgrounds allowing them to effectively oversee the Company's business.



As of April 11, 2024. Diversity characteristics and qualifications are based on information self-identified by each Director nominee. Director since reflects beginning of service as a Dow Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable.



The diverse composition of the Board provides a balance of perspectives that contribute to the Board's effectiveness in overseeing the business and strategy of the Company. Each of the nominees possess skills and experiences that align with the current needs of the Company. The Corporate Governance Committee and Board have determined that the individuals nominated for election are qualified to serve as Directors of the Company.





10/12 **Public company executive / CEO experience**
Directors who hold or have held executive leadership positions possess an understanding of public company considerations and capital structure.





12/12 **Strategic planning and enterprise risk management**
Directors who have experience at large/complex organizations (including other board memberships) provide strong oversight of the Company's strategic priorities, corporate and business plans, and enterprise risk management.





12/12 **Financial and accounting**
Directors with an advanced understanding of finance and accounting provide strong oversight of the Company's financial reporting and internal controls.





6/12 **Technology and/or cybersecurity**
Directors who have experience and/or expertise in technology or cybersecurity, including information security and e-commerce, are particularly important given the Company's focus on digitalization and innovation.





12/12 **Corporate governance**
Directors with experience on a public company board enhance the Board's corporate governance practices and increase effectiveness.





9/12 **Environmental/climate-related**
Directors with environmental, sustainability or climate-related experience provide strong oversight of the Company's commitments to protect the climate, reduce carbon emissions, eliminate plastic waste and deliver circular economy solutions.





9/12 **Marketing and brand management**
Directors with experience in consumer dynamics, corporate brands and end-user markets offer valuable perspective given the Company's customer-centric mindset.





12/12 **Global/international**
Directors with global or international work or management experience offer valuable perspective given the global operations of the Company.





12/12 **Human capital management**
Directors who have experience in human capital management offer valuable perspective for employee health and safety, work environment and culture, talent development and compensation and benefits.





7/12 **Manufacturing and industry**
Directors who have experience in the industry and markets served by the Company offer valuable perspective for business operations and global supply chain.





4/12 **Science and/or academia**
Directors who have expertise in the science or academic fields are particularly important given the Company's focus on research and innovation.





7/12 **Public policy**
Directors with public policy and/or legal experience have key insight into the role of regulatory compliance and government affairs affecting the Company.





10/12 **Social purpose**
Directors with social purpose strengthen the Company's commitment to inclusion, diversity and equity, corporate citizenship, and social responsibility.



1 Reflects cumulative years served as a Dow Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable as of April 11, 2024

NOMINEES FOR ELECTION

The Board presents twelve nominees for election as Directors at the 2024 Meeting. The information set forth herein supports the conclusion that these individuals are highly qualified to serve on the Board.

Each of the Director nominees consented to being named as a nominee in the proxy materials and to serve if elected. Each Director elected at the 2024 Meeting will serve until the 2025 Annual Meeting of Stockholders or until a successor is duly elected and qualified.

Each nominee currently serves as a Director on the Board and was previously elected to serve as a Director by the Company's stockholders.

Diversity characteristics are based on information self-identified by each Director nominee; the referenced age is as of April 11, 2024. All other information in the Director biographies on pages 37-48 is current as of the date of this Proxy Statement.





AGE: 70

WHITE/MAN

DIRECTOR SINCE: 2019

COMMITTEES:
Compensation; Governance, Chair



> I'm consistently impressed by how Dow engages with stakeholders not just to share our perspective, but to take in feedback and understand different points of view, all with a focus on what's in the best interest of the long-term value creation for the company and all its constituents.

Samuel R. Allen

FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER, DEERE & COMPANY

Mr. Allen is the former Chairman and Chief Executive Officer of Deere & Company, a world leading provider of products and services for agriculture, construction, road-building, forestry, and turf care. He served as Chairman at Deere & Company from 2010 to 2020, Director from 2009 to 2020, and Chief Executive Officer from 2009 to 2019. Mr. Allen joined Deere in 1975 and held various executive positions until assuming the role of Chairman and Chief Executive Officer.

CONTRIBUTING TO DOW'S BOARD

Mr. Allen brings global public company, business, and leadership expertise as the former Chairman and Chief Executive Officer of Deere. He has extensive experience and knowledge of international business operations, manufacturing, consumer marketing, and sales, which are particularly important given the global presence and business operations of the Company. He provides the Board valuable insight on the Company's strategic planning and enterprise risk management. Mr. Allen has public company board experience resulting in corporate governance, talent succession, and executive compensation expertise, as well as board leadership experience.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Whirlpool Corporation (since 2010)

QUALIFICATIONS

 Public company executive/CEO	 Human capital management	 Corporate governance
 Global/international	 Financial and accounting	 Marketing and brand management
 Strategic planning and enterprise risk management	 Manufacturing and industry	



AGE: 66
BLACK/MAN
DIRECTOR SINCE: 2020
COMMITTEES:
Compensation, EHS&T



It is really exciting to work with Dow's management team towards delivering a sustainable future for the world through our materials science expertise and collaboration with our partners. Dow marshals its resources and technology to reduce emissions while growing the business in a safe, sustainable and profitable way.



Gaurdie E. Banister Jr.

FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER, AERA ENERGY LLC

Mr. Banister is the former President and Chief Executive Officer of Aera Energy LLC, an oil and gas exploration and production company jointly owned by Shell Oil Company and ExxonMobil; he served from 2007 to 2015. Prior to Aera Energy, Mr. Banister served in various executive leadership positions at Shell Oil, including Vice President, Upstream Asia Pacific and Vice President, Upstream Americas, overseeing drilling and development activities; Vice President, Business Development and Technology; and President USA and Executive Vice President of Shell Services EP Gas and Power. Mr. Banister joined Shell Oil in 1980 as an offshore facilities engineer. He served on the Board of Directors of the Bristow Group from 2017 to 2019, Marathon Oil from 2015 to 2018, and Tyson Foods from 2011 to February 2022. Mr. Banister also serves as Chair of the Board of Directors of Russell Reynolds Associates, a private leadership advisory and search firm.

CONTRIBUTING TO DOW'S BOARD

Mr. Banister brings significant global business and leadership expertise as former Chief Executive Officer of one of California's largest oil and gas producers and through his public company board experience. He has a strong background in engineering and the energy sector and provides valuable perspective in strategic planning, public policy, climate related matters, information technology, marketing and brand management, enterprise risk management, and operational excellence, all of which are relevant to Dow's business operations. Mr. Banister has an established record for advocacy of inclusion, diversity and equity objectives.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Enbridge Inc. (since 2021)

QUALIFICATIONS

 Public company executive/CEO

 Financial and accounting

 Public policy

 Global/international

 Manufacturing and industry

 Environmental/ climate-related

 Strategic planning and enterprise risk management

 Science and/or academia

 Social purpose

 Human capital management

 Corporate governance

 Marketing and brand management





AGE: 63
WHITE/MAN
DIRECTOR SINCE: 2018
COMMITTEES:
Audit, Governance, EHS&T



The key to an effective Board is to have a broad range of experience, perspectives, and tenures represented. At Dow, we not only have diversity of views, but we actively cultivate an environment in the boardroom where all those perspectives and ideas are openly exchanged and put on the table.



Wesley G. Bush

FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER, NORTHROP GRUMMAN CORPORATION

Mr. Bush is the former Chairman and Chief Executive Officer of Northrop Grumman Corporation, a global aerospace and defense technology company. Mr. Bush served as Northrop Grumman's Chairman from 2011 to 2019, Director from 2009 to 2019, and Chief Executive Officer from 2010 to 2018. Previously, Mr. Bush served as the company's Chief Operating Officer, Chief Financial Officer, and President of its Space Technology Business. Prior to the acquisition of TRW by Northrop Grumman in 2002, Mr. Bush served as President and Chief Executive Officer for TRW's UK-based global Aeronautical Systems. He joined TRW in 1987 and held engineering positions with both the Aerospace Corporation and Comsat Labs. Mr. Bush served as Director of Norfolk Southern Corporation from 2012 to 2019. Mr. Bush was named to the DowDuPont Inc. Materials Advisory Committee in August 2018 and served until April 2019.

CONTRIBUTING TO DOW'S BOARD

Mr. Bush brings significant leadership and governance experience, including as a public company Chief Executive Officer, with a strong background in engineering and the industrials and transportation sectors. Mr. Bush is also a proven operator as a former Chief Operating Officer and is also experienced in finance and accounting, safety, environmental and climate matters—including through his role as a board member of Conservation International—public policy, governmental and stakeholder relations, corporate citizenship, human capital, cybersecurity and information technology, risk management, and strategic planning. Mr. Bush is an avid supporter of inclusion, diversity and equity objectives.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Cisco Systems Inc. (since 2019), General Motors Co. (since 2019)

QUALIFICATIONS

 Public company executive/CEO

 Financial and accounting

 Corporate governance

 Global/international

 Manufacturing and industry

 Public policy

 Strategic planning and enterprise risk management

 Technology and/or cybersecurity

 Environmental/climate-related

 Human capital management

 Science and/or academia

 Social purpose



AGE: 66

WHITE/MAN

DIRECTOR SINCE: 2015

COMMITTEES:
Audit, Chair; Governance



As Directors, I see our most important role as striving to ensure that Dow is the company we promised to be today, while also thinking about those elements of our strategy that will allow us to be stronger five or 10 years from now to create value for all stakeholders well into the future.



Richard K. Davis

LEAD DIRECTOR, DOW; FORMER EXECUTIVE CHAIRMAN AND CHIEF EXECUTIVE OFFICER, U.S. BANCORP

Mr. Davis is the former Executive Chairman and Chief Executive Officer of U.S. Bancorp, parent company of U.S. Bank, one of the largest commercial banks in the United States. He served as Executive Chairman from 2007 to 2018, Chief Executive Officer from 2006 to 2017, and held various other executive positions at U.S. Bancorp including President and Chief Operating Officer. Mr. Davis was an Executive Vice President at Bank of America and Security Pacific Bank prior to joining Star Banc Corporation, which was one of U.S. Bancorp's legacy companies. Mr. Davis served as the President and Chief Executive Officer of Make-A-Wish America, a position he held from January 2019 to November 2022. He served as director of Xcel Energy Inc. from 2006 to 2020. Mr. Davis served as a Director of TDCC from May 2015 until September 2017 when he became a member of the DowDuPont Inc. Materials Advisory Committee and then, in July 2018, a Director of DowDuPont Inc. Mr. Davis resigned from the DowDuPont Inc. Board in April 2019. Mr. Davis has served as Independent Lead Director since April 2021.

CONTRIBUTING TO DOW'S BOARD

Mr. Davis brings global business and leadership experience as a former Chairman and Chief Executive Officer of a public company, particularly in industries subject to extensive regulation. He has extensive experience and knowledge of international business operations, financial services, and capital allocation, which is particularly important given the global presence and financial aspects of the Company. Mr. Davis has additional public company and nonprofit board experience across the financial services and medical industries resulting in additional corporate governance and compensation experience, financial expertise, risk management, strategic planning and board leadership experience.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Mastercard Incorporated (since 2018), Wells Fargo and Company (since 2022)

QUALIFICATIONS

 Public company executive/CEO

 Financial and accounting

 Public policy

 Global/international

 Technology and/or cybersecurity

 Environmental/ climate-related

Strategic planning and enterprise risk management

 Corporate governance

 Social purpose

 Human capital management





AGE: 65
BLACK/WOMAN
DIRECTOR SINCE: 2022
COMMITTEES:
Audit, EHS&T



It's exciting to serve on the Board of a company that is constantly pushing the boundaries of innovation. Dow is driving digitalization to transform every aspect of how it serves customers, from product formulation all the way to order placement and delivery.



Jerri DeVard

FORMER EXECUTIVE VICE PRESIDENT AND CHIEF CUSTOMER OFFICER, OFFICE DEPOT, INC.

Ms. DeVard is the former Executive Vice President and Chief Customer Officer of Office Depot, Inc., an office supply retailing company, a role she held from 2018 to 2020. Prior to joining Office Depot in 2017 as Chief Marketing Officer, she served as Senior Vice President and Chief Marketing Officer at The ADT Corporation from 2014 to 2016 and Executive Vice President and Chief Marketing Officer at Nokia Corporation. Ms. DeVard has held senior marketing roles at Verizon Communications Inc., Citibank N.A., Revlon Inc., Harrah's Entertainment, the Minnesota Vikings, and The Pillsbury Company. Ms. DeVard was also principal at DeVard Marketing Group, a firm specializing in digital and multicultural branding and marketing strategies. Ms. DeVard served on the Board of Directors of the Focus Impact Acquisition Corp. from 2021 to January 2022 and ServiceMaster from 2016 to 2018.

CONTRIBUTING TO DOW'S BOARD

Ms. DeVard is a senior marketing executive with over 30 years of leadership experience at large global brands, including those of public companies. She is highly experienced in the strategic, operational, and financial aspects of integrated and online marketing, including expertise in brand management, customer engagement, and e-commerce. Ms. DeVard also brings extensive risk management and governance experience in consumer products, e-commerce, social impact, change management, and digital transformation across national and global enterprises, all of which are key areas of focus for the Company. Ms. DeVard demonstrates strong advocacy for inclusion, diversity, and equity objectives, including as CEO and founder of the Black Executive CMO Alliance (BECA), an alliance designed to champion corporate diversity and help build the next generation of marketing executives.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Cars.com Inc. (since 2017), Root, Inc. (since 2020), Under Armour Inc. (since 2017)

QUALIFICATIONS

 Public company executive/CEO

 Human capital management

 Corporate governance

 Global/international

 Financial and accounting

 Social purpose

 Strategic planning and enterprise risk management

 Technology and/or cybersecurity

 Marketing and brand management



AGE: 63

WHITE/WOMAN

DIRECTOR SINCE: 2021

COMMITTEES:
Audit, EHS&T



The strength of Dow's governance really comes down to the tone at the top: it's about having the right leadership, ethics, and culture, with a strong internal control framework, which results in complete, accurate, and transparent reporting.



Debra L. Dial

FORMER SENIOR VICE PRESIDENT, CHIEF ACCOUNTING OFFICER, AND CONTROLLER, AT&T INC.

Ms. Dial is the former Senior Vice President, Chief Accounting Officer, and Controller of AT&T Inc., a global telecommunications company. Ms. Dial served as Chief Accounting Officer from 2022 to 2023 and Senior Vice President and Controller from 2016 to 2023. Previously Ms. Dial served as Vice President of Finance for AT&T Capital Management with responsibility for capital allocation, budgeting, and governance, and as Chief Financial Officer for the AT&T Chief Information and Technology Officers. Prior to joining AT&T in 1996, Ms. Dial spent ten years at KPMG in their audit practice, where she held roles of increasing responsibility.

CONTRIBUTING TO DOW'S BOARD

Ms. Dial is a senior finance executive with over 25 years of experience in financial reporting, accounting policy, and capital allocation with a Fortune 20 global telecommunications company. Ms. Dial brings a broad perspective and strategic insights through her experience in driving sizeable merger integration; leading successful cost transformation; executing mergers and acquisitions valuation analysis; overseeing SEC reporting including climate related disclosures, financial policy, and governance; managing long-term financial planning; focusing on enterprise risk management; and supporting investor relations, all of which are key areas of focus for the Company.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Hubbell Incorporated (since 2023)

QUALIFICATIONS

 Public company executive/CEO

 Financial and accounting

 Environmental/climate-related

 Global/international

 Technology and/or cybersecurity

 Social purpose

 Strategic planning and enterprise risk management

 Corporate governance

 Marketing and brand management

Human capital management

Public policy





AGE: 67

WHITE/MAN

DIRECTOR SINCE: 2003

COMMITTEES:
Compensation, Chair; Governance



It's a privilege to serve on a Board with such a rich and long history of sustainability and innovation. We are a rare company that has been agile enough to adapt to change, constantly evolving to meet our customers' needs and positioning ourselves to win in the marketplace.



Jeff M. Fettig
FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WHIRLPOOL CORPORATION

Mr. Fettig is the former Chairman and Chief Executive Officer of Whirlpool Corporation, a manufacturer of home appliances. He served as Chairman from 2004 to 2018, and Chief Executive Officer from 2004 to 2017. Mr. Fettig joined Whirlpool Corporation in 1981 and held various executive positions until assuming the role of Chairman and Chief Executive Officer. Mr. Fettig served as a Director of TDCC from December 2003 until September 2017 when he became a Director of DowDuPont Inc. Mr. Fettig resigned from the DowDuPont Inc. Board in April 2019.

CONTRIBUTING TO DOW'S BOARD
Mr. Fettig brings global public company, business, and leadership experience as the former Chairman and Chief Executive Officer of Whirlpool Corporation. He has extensive experience and knowledge of corporate governance, international business operations, manufacturing, marketing and brand management, sales and distribution, which is particularly important given the global presence and business operations of the Company. Mr. Fettig also has extensive experience and knowledge of consumer dynamics, branded consumer products, and end-user markets and servicing relevant to the business operations and focus of the Company. He provides the Board valuable insight on the Company's strategic priorities and enterprise risk management.

OTHER PUBLIC COMPANY DIRECTORSHIPS
Sherwin-Williams Co. (since 2019)

QUALIFICATIONS

 Public company executive/CEO

 Human capital management

 Corporate governance

 Global/international

 Financial and accounting

 Marketing and brand management

 Strategic planning and enterprise risk management

 Manufacturing and industry



AGE: 62
WHITE/MAN/LGBTQ+
DIRECTOR SINCE: 2018
COMMITTEES: None



Dow's world-class Board brings a mix of skills and experiences highly relevant to our global business and our ambition to be the world's most innovative, customer-centric, inclusive and sustainable materials science company. Our deep engagement implementing our strategy drives better decision making and ultimately better outcomes for Dow and our stakeholders.



Jim Fitterling

CHAIR AND CHIEF EXECUTIVE OFFICER, DOW

Mr. Fitterling is the Chair and Chief Executive Officer of Dow. Mr. Fitterling has been the Chair since April 2020 and Chief Executive Officer since August 2018. He has also served as Chair of TDCC since April 2020 and Chief Executive Officer since July 2018. Prior to that role, Mr. Fitterling was the Chief Operating Officer of the DowDuPont Inc. Materials Science Division from September 2017 until April 2019. Mr. Fitterling first joined Dow in 1984 and has held various other executive positions, including President, Chief Operating Officer, Vice Chair of Business Operations, Senior Vice President of Corporate Development, and President of the Plastics and Hydrocarbons businesses. Mr. Fitterling was a member of the Board of Directors of Chemical Financial Corporation from 2010 to 2019. Mr. Fitterling served as the 2021 Chair of the Board of Directors of the American Chemistry Council and was elected to serve as the 2022 and 2023 Chair of the Board of Directors of the National Association of Manufacturers.

CONTRIBUTING TO DOW'S BOARD

Mr. Fitterling played a key role in the Company's transformation, from lower-margin, commodity businesses to one more deeply focused on higher-growth, consumer demand-driven markets that value innovation—with the goal of creating the most innovative, customer-centric, inclusive, and sustainable materials science company in the world. During his 40-year career at Dow, Mr. Fitterling has held leadership positions in many of the Company's business units, as well as corporate development and business operations, bringing extensive business and leadership experience in the industry. In addition, he served as the business lead in Dow's successful launch of its next-generation sustainability goals. At his direction, in January 2019, Dow became a founding member of the Alliance to End Plastic Waste, an initiative to accelerate efforts to drive innovation, provide much-needed resources, and take decisive action to put an end to plastic waste in the environment. Mr. Fitterling is widely recognized for his work supporting LGBTQ+ non-discrimination and workplace equality and was inducted to the OUTstanding Hall of Fame in 2021. Mr. Fitterling is uniquely suited to facilitate the Board's governance oversight of strategic planning and enterprise risk management.

OTHER PUBLIC COMPANY DIRECTORSHIPS

3M Company (since 2021)

QUALIFICATIONS

 Public company executive/CEO

 Financial and accounting

 Public policy

 Global/international

 Manufacturing and industry

 Environmental/climate-related

 Strategic planning and enterprise risk management

 Science and/or academia

 Social purpose

 Human capital management

 Corporate governance

 Marketing and brand management





AGE: 62
WHITE/WOMAN
DIRECTOR SINCE: 2018
COMMITTEES:
Compensation; Governance;
EHS&T, Chair



Dow strives for a positive impact on society and the planet, and that is evident in its approach to corporate citizenship. It's been heartening to meet community members and learn about how Dow has been a part of the fabric of their community and will continue to be so for decades to come.



Jacqueline C. Hinman

CHIEF EXECUTIVE OFFICER AND DIRECTOR, ATLAS TECHNICAL CONSULTANTS; FORMER CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER, CH2M HILL COMPANIES

Ms. Hinman is the Chief Executive Officer and a director of Atlas Technical Consultants, a private infrastructure and environmental solutions provider; a position she has held since January 2024. Ms. Hinman is the former Chairman, President, and Chief Executive Officer of CH2M HILL Companies ("CH2M"), an engineering and consulting firm focused on delivering infrastructure, energy, environmental, and industrial solutions for clients and communities around the world. Ms. Hinman joined the Board of Directors of CH2M in 2008 and was elected Chairman and Chief Executive Officer of CH2M in 2014 in order to execute a turnaround of the firm, ultimately leading to the company's successful merger with Jacobs Engineering in 2017. Ms. Hinman served on the Board of Directors of AECOM from 2019 until March 2022. She was named to the DowDuPont Inc. Materials Advisory Committee in July 2018 and served until April 2019.

CONTRIBUTING TO DOW'S BOARD

Ms. Hinman brings senior management and leadership capabilities, having served as Chairman, President, and Chief Executive Officer of CH2M, including deep experience with global manufacturing companies. Ms. Hinman's experience in a global engineering consulting business provides her with a unique knowledge of environmental and sustainability issues globally. Ms. Hinman also brings international operations, strategic planning, risk management, finance, accounting, supply chain, information technology, marketing and brand management, and inclusion expertise to the Board.

OTHER PUBLIC COMPANY DIRECTORSHIPS

International Paper, Inc. (since 2017)

QUALIFICATIONS

 Public company executive/CEO

 Financial and accounting

 Environmental/ climate-related

 Global/international

 Manufacturing and industry

 Social purpose

 Strategic planning and enterprise risk management

 Science and/or academia

 Marketing and brand management

 Human capital management

 Corporate governance



AGE: 70
LATINO/MAN
DIRECTOR SINCE: 2021
COMMITTEES:
Compensation, EHS&T



What's clear in working with Dow is how deeply the Company's ambition is embedded in the organization. This is not only good business but becomes part of our purpose, creating a strong foundation that drives relationships with our customers and engagement in communities around the world.



Luis Alberto Moreno

MANAGING DIRECTOR, ALLEN & CO LLC; FORMER PRESIDENT, INTER-AMERICAN DEVELOPMENT BANK

Mr. Moreno is the Managing Director at Allen & Co LLC, a private investment bank, a position he has held since 2021. Mr. Moreno is the former President of Inter-American Development Bank Group ("IDB"), a regional multilateral financing development bank for economic, social, and institution development in Latin America and the Caribbean, having served from 2005 to 2020. Before joining IDB, Mr. Moreno served as Colombia's Ambassador to the United States from 1998 until 2005, leading bipartisan and bilateral assistance programs including Plan Colombia, a program to fight drug trafficking and promote social and economic recovery. Mr. Moreno previously served as Colombia's minister of economic development and as head of the Industrial Advancement Institute, a public-sector holding company. Mr. Moreno served on the Board of Fomento Económico Mexicano, S.A.B. de C.V., Coca-Cola FEMSA from 2021 to 2022.

CONTRIBUTING TO DOW'S BOARD

Mr. Moreno is highly qualified in the areas of development finance; public policy; and social, economic, and institutional development. Mr. Moreno has an established record for advocacy for gender and diversity objectives and leads numerous initiatives to benefit the global community such as advances in renewable energy and the protection of the environment, healthcare access, climate resilience and adaptation, sustainable cities, and digital connectivity and innovation. He has experience in both public and private sectors in Colombia and significant expertise in capital planning, financing and risk management.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Nu Holdings Ltd. (since 2021)

QUALIFICATIONS

 Global/international

 Technology and/ or cybersecurity

 Environmental/ climate-related

 Strategic planning and enterprise risk management

 Corporate governance

 Social purpose

 Human capital management

 Public policy

 Marketing and brand management

Financial and accounting





AGE: 52
WHITE/WOMAN
DIRECTOR SINCE: 2020
COMMITTEES:
Compensation, EHS&T



The appeal of joining the Dow Board was the opportunity to be part of this incredibly resilient company with such a storied legacy. I believe we are at the frontier of something truly remarkable as we leverage innovation to drive growth and deliver for our stakeholders.



Jill S. Wyant
PRESIDENT AND CHIEF EXECUTIVE OFFICER, MADISON AIR

Ms. Wyant is the President and Chief Executive Officer of Madison Air, an enterprise dedicated to creating a safer, healthier, and more productive world by helping customers realize the transformational power better air has on business. Prior to joining Madison Air in 2021, Ms. Wyant was the Executive Vice President of Innovation and Transformation of Ecolab Inc., a global leader in water, hygiene, and energy technologies and services, a role she held from 2020 to 2021. Other leadership roles held at Ecolab include Executive Vice President and President of Global Regions, Executive Vice President and President of the Global Food & Beverage, Global Healthcare and Global Life Sciences businesses, Senior Vice President and General Manager of Food & Beverage in North America and Latin America, and leading Food & Beverage in Asia Pacific. Before joining Ecolab in 2009, Ms. Wyant held multiple leadership positions at General Electric.

CONTRIBUTING TO DOW'S BOARD
Ms. Wyant is a senior strategy and operating executive with over 25 years of experience leading Fortune 500 businesses in the industrial and healthcare sectors. Ms. Wyant's career reflects a track record of driving innovative strategies to capture new growth and profit, spearheading breakthrough innovation, driving manufacturing excellence and operational efficiency, leading transformational mergers and acquisitions, and managing risk. She also brings deep industry knowledge, broad perspective on international business and global expansion, experience driving enterprise-wide digital transformations, and sustainability expertise.

OTHER PUBLIC COMPANY DIRECTORSHIPS
None

QUALIFICATIONS

 Public company executive/CEO

 Financial and accounting

 Environmental/climate-related

 Global/international

 Manufacturing and industry

 Social purpose

 Strategic planning and enterprise risk management

 Technology and/or cybersecurity

 Marketing and brand management

 Human capital management

 Corporate governance



AGE: 71

BLACK/MAN

DIRECTOR SINCE: 2018

COMMITTEES:
Audit, EHS&T



The Board and management work very closely, and we are always considering governance as we look at business strategies. At the end of the day, we want to make sure that all of our stakeholders benefit from our actions and that we are working together to create value for them.



Daniel W. Yohannes

FORMER U.S. AMBASSADOR TO THE ORGANISATION FOR ECONOMIC CO-OPERATION AND DEVELOPMENT

Mr. Yohannes served as the U.S. Ambassador to the Organisation for Economic Co-operation and Development (the "OECD"), an international forum promoting economic growth, sustainable development, and energy security, from 2014 to 2017. Prior to joining OECD, Mr. Yohannes served as Chief Executive Officer of Millennium Challenge Corporation, the independent U.S. government foreign aid agency for poverty. Prior to his U.S. government service, Mr. Yohannes was a leader in the financial services industry, working in various roles including Vice Chairman and member of the management committee of U.S. Bank, President and Chief Executive Officer of Colorado National Bank, and Executive Vice President of Security Pacific Bank (now Bank of America). Mr. Yohannes was named to the DowDuPont Inc. Materials Advisory Committee in July 2018 and served until April 2019.

CONTRIBUTING TO DOW'S BOARD

Mr. Yohannes has a successful record of operation execution and corporate transformation as a Chief Executive Officer and an entrepreneur. He provides the Board finance, governance and risk management expertise and valuable strategic insight into public policy, international trade, and economic development from prior affiliations. Additionally, Mr. Yohannes is passionate about protecting the environment and provides experience in effectively addressing environmental and social issues.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Xcel Energy Inc. (since 2017)

QUALIFICATIONS

 Global/international

 Financial and accounting

 Environmental/ climate-related

 Strategic planning and enterprise risk management

 Corporate governance

 Social purpose

 Human capital management

 Public policy



VOTING STANDARD AND RESIGNATION POLICY

The Company's Bylaws prescribe the voting standard for election of Directors as a majority of the votes cast in an uncontested election, such as this one, where the number of nominees does not exceed the number of Directors to be elected. Under the Corporate Governance Guidelines, if a nominee who already serves as a Director is not elected, that nominee shall offer to tender his or her resignation to the Board. The Corporate Governance Committee will then recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. This recommendation is made on a case-by-case basis taking into account relevant facts and circumstances, which allows the Board the flexibility to make a decision that is in the best interests of the Company and its stockholders. Within ninety days of the certification of election results, the Board will publicly disclose its decision regarding whether to accept or reject the resignation. As explained on the accompanying proxy card or voting information, it is the intention of the persons named as proxies to vote executed proxies FOR the candidates nominated by the Board unless contrary voting instructions are provided. If something unanticipated should occur prior to the 2024 Meeting making it impossible for one or more of the candidates to serve as a Director, votes will be cast in the best judgment of the persons authorized as proxies.

The relevant NYSE rules do not permit brokers with discretionary authority to vote in the election of Directors. Therefore, if you hold your shares beneficially and do not provide voting instructions to your bank or broker, your bank or broker will not be able to vote on your behalf and your shares will not be voted in the election of Directors. Promptly provide voting instructions to your broker to ensure that your shares are voted. Please follow the instructions set forth in the voting information provided by your bank or broker.

The Board unanimously recommends that you vote "FOR" the election of each of the Director nominees.

Director Compensation

Director compensation is determined by the Board with the assistance of its Compensation and Leadership Development and Corporate Governance Committees and input from the Independent Compensation Consultant. Dow compares its non-employee Director compensation programs, design and compensation elements to the same Compensation Peer Group used for executive compensation, as described in the section titled "Compensation Peer Group and Benchmarking" of the CD&A. Dow targets the median compensation of the Compensation Peer Group for all Director compensation elements.

NON-EMPLOYEE DIRECTOR FEES

Non-employee Directors receive an annual cash retainer for their service on the Board. Committee Chairs and the Lead Director each receive an additional annual cash retainer. Dow does not provide Directors who are also Dow employees any additional compensation for serving as a Director. Information about compensation paid to Mr. Fitterling, our Chair and CEO, is described in the CD&A section beginning on page 55.

The table below reflects the annual rates as of December 31, 2023. This information may be different from the fees provided in the Director Compensation table, which reflects actual fees received for roles served during 2023 paid in quarterly installments on an annualized basis:

Compensation Component	Annual Rate
Retainer	$130,000
Audit Committee Chair Retainer	$ 25,000
All Other Committee Chairs Retainer	$ 20,000
Lead Director Retainer	$ 40,000

NON-EMPLOYEE DIRECTOR EQUITY AWARD

Equity is a key component of Director compensation. Non-employee Directors receive an annual equity award in the form of RSUs. On April 13, 2023, the Board granted each non-employee Director an equity award in the amount of $190,000 based on the closing stock price of Dow Inc. common stock on the grant date. Each non-employee Director received an award of 3,339 RSUs. The RSUs will vest on the second anniversary of the grant date and will settle in actual shares of Dow common stock following separation of service. During the vesting period, holders of outstanding RSU awards receive quarterly payments equal to the dividend paid on the equivalent shares of Dow common stock. Directors may choose, prior to the beginning of each year, to defer settlement of the RSUs that will be granted in the following year until (a) the fifth anniversary of the grant date, (b) the tenth anniversary of the grant date, or (c) the fifteenth anniversary of the grant date.

NON-EMPLOYEE DIRECTOR STOCK OWNERSHIP GUIDELINES

Directors are subject to minimum stock ownership guidelines. As a guideline, non-employee Directors should own common stock of the Company equal in value to at least five times the amount of the annual cash retainer. Shares used to determine whether the guidelines are satisfied include those held directly or beneficially owned, and RSUs subject solely to service-based vesting.

Directors have five years from the date they become subject to the guidelines to meet the ownership requirement. Currently, each Director has met the relevant minimum ownership requirement with the exception of Mses. DeVard and Dial, who are expected to be compliant within the relevant five-year window.



NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN

Non-employee Directors may choose, prior to the beginning of each year, to have all or part of their fees credited to deferred compensation accounts under the Dow Inc. Voluntary Deferred Compensation Plan for Non-Employee Directors, restated and effective as of April 1, 2019. At the election of the Director, fees are deferred into one of several hypothetical investment accounts that accrue investment returns according to the account selected.

Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Dow credit spread, a phantom Dow stock account tracking the market value of Dow common stock with market dividends paid and reinvested, as well as funds tracking the performance of several mutual funds. These funds are identical to funds offered as part of the EDP for management level employees. Such deferred amounts will be paid in installments as elected by the Director at the time of deferral commencing (a) in July immediately following separation of service, (b) in July following the first anniversary of separation of service, or (c) in July following the Director's 72nd birthday.

NON-EMPLOYEE DIRECTOR BUSINESS TRAVEL ACCIDENT INSURANCE

Dow maintains a rider on its business travel accident insurance policies covering accidental death and dismemberment of a non-employee Director if the Director is traveling on Dow business.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR 2023

The following table summarizes the compensation paid to Dow's non-employee Directors during the fiscal year ended December 31, 2023:

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Samuel R. Allen	150,000	190,056	-	-	-	-	340,056
Gaurdie E. Banister Jr.	130,000	190,056	-	-	-	-	320,056
Wesley G. Bush	130,000	190,056	-	-	-	-	320,056
Richard K. Davis	195,000	190,056	-	-	-	-	385,056
Jerri DeVard	130,000	190,056	-	-	-	-	320,056
Debra L. Dial	130,000	190,056	-	-	-	-	320,056
Jeff M. Fettig	150,000	190,056	-	-	-	-	340,056
Jacqueline C. Hinman	150,000	190,056	-	-	-	-	340,056
Luis Alberto Moreno	130,000	190,056	-	-	-	-	320,056
Jill S. Wyant	130,000	190,056	-	-	-	-	320,056
Daniel W. Yohannes	130,000	190,056	-	-	-	-	320,056

(a) Compensation is prorated and paid in quarterly installments on an annualized basis. Amounts include any amounts that were voluntarily deferred under the Dow Inc. Voluntary Deferred Compensation Plan for Non-Employee Directors, restated and effective as of April 1, 2019.

(b) Amounts represent the aggregate grant date fair value of awards in the year of the award in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table. The award of 3,339 RSUs was granted on April 13, 2023 at a grant price of $56.92.

NON-EMPLOYEE DIRECTOR OUTSTANDING EQUITY AWARDS

The following table lists outstanding equity awards for each non-employee Director as of December 31, 2023, including equity awards from prior years. This table does not include vested equity awards that have not yet been settled.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[a][b]
Samuel R. Allen	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Gaurdie E. Banister Jr.	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Wesley G. Bush	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Richard K. Davis	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Jerri DeVard	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Debra L. Dial	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Jeff M. Fettig	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Jacqueline C. Hinman	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Luis Alberto Moreno	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Jill S. Wyant	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146
Daniel W. Yohannes	04/13/2023	3,339	183,111
	04/14/2022	2,902	159,146

(a) Includes RSUs granted to non-employee Directors that vest on the second anniversary of the grant date. RSUs that have vested and will settle in actual shares of Dow common stock following separation of service are shown in the Beneficial Ownership of Company Stock table on page 53 of this Proxy Statement.

(b) Market values are based on the December 29, 2023 closing stock price of $54.84 per share of Dow common stock.



Beneficial Ownership of Company Stock

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents information as of February 2, 2024, regarding the beneficial ownership of Dow's common stock by (i) each Director and Director nominee, (ii) each NEO, and (iii) all Directors and executive officers as a group:

Name[a]	Current Shares Beneficially Owned[b]	Rights to Acquire Beneficial Ownership of Shares[c]	Total	Percent of Shares Beneficially Owned[d]
Samuel R. Allen	1,329	10,672	12,001	*
Gaurdie E. Banister Jr.	3,585	5,642	9,227	*
Wesley G. Bush	26,093	11,307	37,400	*
Richard K. Davis	16,117	11,307	27,424	*
Jerri DeVard	-	-	-	*
Debra L. Dial	2,025	2,866	4,891	*
Jeff M. Fettig	68,436	11,307	79,743	*
Jim Fitterling	250,490	1,512,055	1,762,545	*
Jacqueline C. Hinman	3,723	11,307	15,030	*
Luis Alberto Moreno	-	2,866	2,866	*
John M. Sampson	8,769	67,622	76,391	*
A. N. Sreeram	135,781	158,310	294,091	*
Jeffrey L. Tate	-	-	-	*
Howard Ungerleider	183,752	772,871	956,623	*
Amy E. Wilson	55,064	363,549	418,613	*
Jill S. Wyant	-	7,927	7,927	*
Daniel W. Yohannes	1,723	11,307	13,030	*
Total	**756,888**	**2,960,915**	**3,717,803**	**0.53%**
Total of All Directors and Executive Officers as a Group (21 persons)[e]	**693,724**	**2,821,489**	**3,515,213**	**0.50%**

Totals in the above table might not equal summation of the columns due to rounding.

*   Less than 1% of the total shares of Dow common stock outstanding.

(a) c/o Dow Inc., 2211 H.H. Dow Way, Midland, Michigan 48674.

(b) Amounts reflect beneficial ownership as calculated under SEC rules. Except as otherwise noted and for shares held by a spouse and other members of the person's immediate family who share a household with the named person, the named persons have sole voting and investment power over the indicated number of Dow shares. Amounts also include all Dow shares held in trust over which the person has or shares voting or investment power, or shares held in trust for the benefit of the named party in The Dow Chemical Company Employees' Savings Plan as of December 31, 2023. None of the shares are pledged as security by the named person. Beneficial ownership of some or all of the shares listed may be disclaimed.

(c) Includes any Dow shares that the person could acquire through April 2, 2024, by (1) exercise of outstanding Stock Options; or (2) the delivery of RSUs or PSUs, including RSUs granted to non-employee Directors that have vested and will settle in actual shares of Dow common stock following separation of service. RSUs granted to non-employee Directors that will vest on the second anniversary of the grant date are shown in the Non-Employee Directors Outstanding Equity Awards table on page 52 of the Proxy Statement.

(d) The percentage of shares beneficially owned is calculated based on the number of shares of common stock outstanding as of January 31, 2024.

(e) Total of All Directors and Executive Officers as a Group excludes Howard Ungerleider as he was not an executive officer as of February 2, 2024.

BENEFICIAL OWNERSHIP OF CERTAIN STOCKHOLDERS

The following table presents information known to Dow, regarding the beneficial ownership of Dow's common stock by holders of more than 5 percent of the outstanding shares of Dow's common stock:

Name	Current Shares Beneficially Owned	Percent of Shares Beneficially Owned[a]
BlackRock, Inc.	47,213,620[b]	6.7%
State Street Corporation	35,708,434[c]	5.1%
The Vanguard Group	61,511,985[d]	8.8%

(a) The percentage of shares beneficially owned is calculated based on the number of shares of common stock outstanding as of January 31, 2024.

(b) Based on a Schedule 13G/A filed by BlackRock, Inc. on January 26, 2024 with the SEC reporting beneficial ownership of Dow common stock as of December 31, 2023. BlackRock, Inc. has sole voting power over 41,662,875 shares of Dow common stock and sole dispositive power over 47,213,620 shares of Dow common stock. BlackRock, Inc.'s address is 50 Hudson Yards, New York, New York 10001.

(c) Based on a Schedule 13G/A filed by State Street Corporation on January 30, 2024 with the SEC reporting beneficial ownership of Dow common stock as of December 31, 2023. State Street Corporation has shared voting power over 17,755,608 shares of Dow common stock and shared dispositive power over 35,683,739 shares of Dow common stock. State Street Corporation's address is State Street Financial Center, 1 Congress Street, Suite 1, Boston, Massachusetts 02114-2016.

(d) Based on a Schedule 13G/A filed by The Vanguard Group on February 13, 2024 with the SEC reporting beneficial ownership of Dow common stock as of December 29, 2023. The Vanguard Group has shared voting power over 885,678 shares of Dow common stock, sole dispositive power over 58,499,987 shares of Dow common stock and shared dispositive power over 3,011,998 shares of Dow common stock. The Vanguard Group's address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.



Compensation Discussion & Analysis

TABLE OF CONTENTS

DEFINED TERMS

Capitalized terms, not otherwise defined in this Proxy Statement, have the meaning ascribed below:

2024 Meeting	2024 Annual Meeting of Stockholders of Dow Inc.
Board	Board of Directors of Dow Inc.
Carbon Emissions	GHG emissions in CO_2 equivalent
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Committee	In the CD&A section, Compensation and Leadership Development Committee
Company	Dow Inc. and its consolidated subsidiaries
Compensation Peer Group	Peer group utilized for market comparisons, benchmarking and setting executive and non-employee Director compensation
Cumulative Cash from Operations	Cash provided by operating activities—continuing operations
DEPP	Dow Employees' Pension Plan
Dow	Dow Inc. and its consolidated subsidiaries; all references to "we," "us," and "our" refer to the Company
EBIT	Earnings before interest and taxes
EDP	The Dow Chemical Company Elective Deferral Plan Post 2004, a non-qualified deferred compensation plan
ERG	Employee Resource Group—voluntary employee-led groups that foster inclusion at Dow and in the community
ESG	Environmental, social and governance
ESPP	Dow Inc. 2021 Employee Stock Purchase Plan
ESRP	Executives' Supplemental Retirement Plan—Supplemental Benefits
Free Cash Flow	"Cash provided by operating activities—continuing operations," less capital expenditures (non-GAAP)
GAAP	U.S. Generally Accepted Accounting Principles
GHG	Greenhouse gas
GRI	Global Reporting Initiative
ID&E	Inclusion, diversity and equity
LTI	Long-term incentive
NEO	Named Executive Officer
Net-zero carbon	Scope 1 and 2 carbon emissions, including reductions from technology advancements
NYSE	New York Stock Exchange
Operating EBIT	Earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items (non-GAAP)
Operating ROC	Net operating profit after tax (excluding significant items) divided by total average capital (non-GAAP)
Performance Award	Annual cash incentive program
PPA	Personal Pension Account
PSU	Performance stock unit
Relative TSR	Percentile ranking against the Relative TSR Peer Group of stock price appreciation plus dividends paid
Relative TSR Peer Group	Peer group utilized to measure Relative TSR performance within the performance share programs
ROC	Return on capital
RSU	Restricted stock unit
SASB	Sustainability Accounting Standards Board
Savings Plan	The Dow Chemical Company Employees' Savings Plan, a tax-qualified 401(k) plan
SEC	U.S. Securities and Exchange Commission
SIP	Dow Inc. 2019 Stock Incentive Plan
TCFD	Task Force on Climate-related Financial Disclosures
TDCC	The Dow Chemical Company
TSR	Total shareholder return
Voice	Annual employee survey that measures employee experience and satisfaction as well as leader effectiveness
WEF	World Economic Forum
Zero-carbon emissions	Scope 1+2+3 carbon emissions, including product benefits and reductions from technology advancements; Dow's 2050 carbon neutrality target refers to Dow's intention to achieve zero-carbon emissions by 2050



CD&A Executive Summary

ABOUT DOW

Dow (NYSE: DOW) is one of the world's leading materials science companies, serving customers in high-growth markets such as packaging, infrastructure, mobility and consumer applications. Our global breadth, asset integration and scale, focused innovation, leading business positions and commitment to sustainability enable us to achieve profitable growth and help deliver a sustainable future. Learn more about us and our ambition to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world by visiting *www.dow.com*. The Company's website, reports and social media feeds are not part of or incorporated by reference into this Proxy Statement.



2023 NET SALES

~$45B



EMPLOYEES

~35,900



MANUFACTURING SITES

98 sites

GLOBAL REACH

31 countries

in which Dow manufactures products

Note: All data as of December 31, 2023

Delivering Performance and Progress

For more than 125 years, Dow has been pursuing solutions for the world's toughest challenges by asking the right questions. Together, our purpose and ambition drive us to improve the sustainability and circularity of the markets we serve, positively contribute to the development and wellness of our communities, and embrace and cultivate an inclusive, diverse, equitable and accountable culture.

We believe materials science drives innovation, and Dow's innovation is built on creativity and collaboration – enabling us to create solutions that transform our world and deliver a more sustainable future.

AMBITION	PURPOSE
To become the most innovative, customer-centric, inclusive and sustainable materials science company in the world	To deliver a sustainable future for the world through our materials science expertise and collaboration with our partners

GOAL
Value growth and best-in-class performance

OUR VALUES

 Integrity

 Respect for People

 Protecting Our Planet

2023 Highlights


Net sales of
$44.6B


Delivered net income of
$660M


Delivered operating EBIT[1] of
$2.8B


Generated
$5.2B
in cash flow from operations


Returned
$2.6B
to shareholders through dividends and share buybacks


Achieved **highest Customer Experience (CX) satisfaction score** since inception of our annual CX survey in 2018


Started operation of our UNIFINITY™ FCDh technology in Louisiana to produce propylene with **~20% lower emissions** vs. conventional PDH technology


Expanded access to renewable power to **>1,000 megawatts**, exceeding our goal of **750 megawatts** by 2025

Announced collaboration with New Energy Blue to **transform agricultural residue** in the form of corn stover into **bio-based ethylene** used to make plastics

Launched **reduced-carbon, bio-based and circular Propylene Glycol DEC, REN and CIR** with ISCC PLUS certification in Europe

Launched SURLYN™ REN and CIR Ionomers, produced using **bio and circular feedstocks** at U.S. Gulf Coast assets


$335MM in global certified diverse ($253MM) and small business ($82MM) spend in **17 countries** and **5 continents**


75% of Dow employees volunteered at least once in the past year in the communities where they live and work


Enhanced **diversity self-identification capabilities** to improve the employee experience


Invested **$34.1MM** in corporate + foundation + in-kind contributions


~61%
Redefined best-in-class Employee Resource Group participation with **~61% Team Dow participation**


Improved global representation of women to **29.8%** and U.S. ethnic minority representation to **28.1%**


Percentage of **U.S. ethnic minority Board and executive team members** continues to outpace industry peers[2]


Enhanced disclosures for Board of Directors qualifications, enterprise risk management and leadership succession planning


Recognized by Great Place To Work® and FORTUNE as **one of the 25 World's Best Workplaces™**

---

1   Non-GAAP measure. See the Appendix for definitions and a reconciliation to the most directly comparable GAAP measure.
2   For a detailed list of our industry peers, see the Appendix.



NAMED EXECUTIVE OFFICERS

This Compensation Discussion & Analysis ("CD&A") discusses the compensation of the following Named Executive Officers ("NEOs"):

NEO	Title
Jim Fitterling	Chair and Chief Executive Officer
Jeffrey L. Tate	Chief Financial Officer
Howard Ungerleider	Former President and Chief Financial Officer
John M. Sampson	Senior Vice President, Operations, Manufacturing & Engineering
A. N. Sreeram	Senior Vice President, Research & Development and Chief Technology Officer
Amy E. Wilson	General Counsel and Corporate Secretary

On October 24, 2023, the Company announced that the Board elected Jeffrey L. Tate to the role of Chief Financial Officer, effective November 1, 2023. Mr. Tate succeeded President and Chief Financial Officer, Howard Ungerleider, who elected to retire from the Company in January 2024 following 33 years of service with Dow.

2023 NEO PERFORMANCE SUMMARY

In determining compensation decisions, the Committee assesses each NEO's individual performance for achievements linked to the Company's performance, as well as how each NEO demonstrated leadership commitment to the Company's ambition to be the most innovative, customer-centric, inclusive, and sustainable materials science company in the world. Listed on pages 60-62 are individual performance achievements as of December 31, 2023 that were considered by the Committee. Diversity characteristics are based on information self-identified by each NEO; the referenced age is as of April 11, 2024.



Age: 62

White/Man/ LGBTQ+

Jim Fitterling

CHAIR AND CHIEF EXECUTIVE OFFICER

Key Responsibilities

As Chair of the Board and CEO, Mr. Fitterling is responsible for setting and overseeing the Company's strategic direction and priorities, overall business results, organizational health, culture, and corporate responsibility.

2023 Achievements Include

- ✓ Operated fatality-free in 2023 and achieved the best fatality-free performance in the last 50 years.
- ✓ World Leading Operations Index delivered ~0.88X performance due to solid performance on Total Worker Health, Transportation Stewardship and Environmental Stewardship.
- ✓ Delivered Operating EBIT[1] of $2.8 billion, despite ongoing challenging and dynamic macroenvironment.
- ✓ Generated $5.2 billion of Cash Flow from Operations and $2.8 billion of Free Cash Flow[1].
- ✓ Returned $2.6 billion to shareholders, representing ~90% of cumulative Operating Net Income[1] since the spin-off in April 2019.
- ✓ Expanded access to renewable energy to >1,000 megawatts, exceeding our goal of 750 megawatts by 2025.
- ✓ Started operation of our UNIFINITY™ FCDh technology in Louisiana to produce propylene with ~20% lower emissions vs. conventional PDH technology.
- ✓ Reached final investment decision for building the world's first net-zero Scope 1 and 2 carbon emissions integrated ethylene cracker and derivatives facility in Fort Saskatchewan, Alberta, Canada.
- ✓ Completed 650 investor engagements, reaching >55% of our institutional share base, including significant interaction with top 15 shareholders.
- ✓ Improved global Dow employee representation of women to 29.8% and U.S. ethnic minority representation to 28.1%.
- ✓ Dow recognized as one of the Top 25 World's Best Workplaces™ by Great Place to Work® and FORTUNE; advanced to #7 on the DiversityInc Top 50 Companies for Diversity list; selected by peers as #1 among ICIS Top 40 Power Players.



Age: 54

Black/Man

Jeffrey L. Tate

CHIEF FINANCIAL OFFICER

Key Responsibilities

Mr. Tate rejoined Dow in October 2023 and was elected Chief Financial Officer effective November 1, 2023. As CFO, Mr. Tate serves as a member of Dow's most senior executive committee that sets the strategic direction, defines priorities, establishes corporate policy, and manages governance and enterprise-level decisions for the Company. He has executive oversight for Dow Finance, Investor Relations, Purchasing and Integrated Supply Chain. Prior to this position, Mr. Tate was the Chief Financial Officer and Executive Vice President of Leggett & Platt, Incorporated from September 2019 through June 2023. Mr. Tate first joined Dow in 1992 and brings 27 years of prior Dow service in senior-level finance, operating and general management roles, including serving as Vice President of Finance for Dow Packaging & Specialty Plastics. In prior roles, he was chief audit executive leading Dow's global internal audit and investigation activities and was also Director of Investor Relations.

2023 Achievements Include

- ✓ Rejoined Dow in October and successfully onboarded as Chief Financial Officer and chair of the Dow Company Foundation effective November 1, 2023.
- ✓ Continued delivery on all of Dow's capital allocation priorities, including a fully funded dividend, $625 million of share repurchases, and growth investments, all while maintaining the strongest balance sheet the Company has had at this part of the cycle.
- ✓ Continued to lead an Investor Relations team that completed 650 investor engagements, reaching >55% of our institutional share base in 2023.
- ✓ Participated in targeted engagements with top shareholders during off-cycle governance engagements, sell-side investor meet-and-greets and contacts at key banks.
- ✓ Engaged in strategic planning meetings with Finance leadership, key external partners, and auditors.
- ✓ Reached final investment decision for building the world's first net-zero Scope 1 and 2 carbon emissions integrated ethylene cracker and derivatives facility in Fort Saskatchewan, Alberta, Canada.

[1] Non-GAAP measure. See the Appendix for definitions and a reconciliation to the most directly comparable GAAP measure.





Age: 55

White/Man

Howard Ungerleider
FORMER PRESIDENT AND CHIEF FINANCIAL OFFICER

Key Responsibilities

Mr. Ungerleider resigned as President and CFO effective November 1, 2023. Prior to his resignation, Mr. Ungerleider served as a member of Dow's most senior executive committee that sets the strategic direction, defines priorities, establishes corporate policy, and manages governance and enterprise-level decisions for the Company. He had executive oversight for Dow Finance, Public Affairs, Government Affairs, Purchasing and Integrated Supply Chain.

2023 Achievements Include

- ✓ Delivered resilient financial performance with Operating EBIT[1] of $2.8 billion, despite ongoing challenging and dynamic macroenvironment.
- ✓ Generated $5.2 billion of Cash Flow from Operations, enabling $2.6 billion returns to shareholders, well above commitment to return 65% of Operating Net Income[1] to shareholders.
- ✓ Completed $1 billion of in-year targeted cost savings program, including 90% of impacted roles exited by year-end.
- ✓ Continued focus on efficient use of working capital, generating an operating cash inflow of >$1 billion.
- ✓ Drove top-tier performance with CEO and Investor Relations team ranked in the Top 3 and Dow's ESG Program ranked in the Top 5 for our sector in the 2023 All-America Rankings by Institutional Investor.
- ✓ Completed 650 investor engagements, reaching >55% of our institutional share base, including CFO-led executive-level participation in 19 events.
- ✓ Oversaw the disbursement of >$33.5 million in donations globally to achieve shared value for Dow and Dow communities as chair of the Dow Company Foundation Board of Directors.
- ✓ Continued to champion gender and ethnic diversity, serving as executive sponsor of WIN, Dow's Women Innovation Network ERG; improved global Dow employee representation of women to 29.8% and U.S. ethnic minority representation to 28.1%.
- ✓ Recognized for the 4th consecutive year on the HERoes Women 50 Advocates List.



Age: 63

Black/Man

John M. Sampson
SENIOR VICE PRESIDENT, OPERATIONS, MANUFACTURING & ENGINEERING

Key Responsibilities

As Senior Vice President of Operations, Manufacturing & Engineering, Mr. Sampson presides over the Operations Leadership Team and is accountable for the global Operations organization consisting of more than 20,000 employees. He is a member of Dow's Leadership Team, responsible for executing the Company strategy, and accountable for the Company's productivity and performance.

2023 Achievements Include

- ✓ Continued implementation of the "Forward with Purpose" Operations Strategy to ensure a strong focus on the fundamentals of safe and reliable operations, digital capabilities, and people development within Operations.
- ✓ Led Operations to sustaining a fatality free 2023 and surpassed 3.5 years fatality free, maintaining top quartile performance on Process Safety Containment Events in the industry.
- ✓ Led efforts to enable Operational Efficiency during challenging and dynamic economic conditions by maximizing the value of investments, achieving company cost target and deploying digital capability to reliably deliver volume as planned.
- ✓ Promoted inclusive workplace practices across the company, including serving as the executive sponsor for DEN, Dow's Disability Employee Network ERG, and supplier diversity programs. Sustained progress across all areas of representation, including the advancement of women and U.S. ethnic minorities.
- ✓ Provided visible leadership to promote Operations' priorities and supported significant events at manufacturing sites.
- ✓ Served as the Executive Sponsor on Operations Talent & Development programs across all geographies.
- ✓ Led effort to advance technologies to drive sustainable solutions such as the FS1 cracker expansion in Canada and our UNIFINITY™ FCDh propylene technology in Louisiana.
- ✓ Defined an approach for Dow's Path2Zero and Decarbonize & Grow strategies at manufacturing sites. Reached final investment decision for building the world's first net-zero Scope 1 and 2 carbon emissions integrated ethylene cracker and derivatives facility in Fort Saskatchewan, Alberta, Canada.

[1] Non-GAAP measure. See the Appendix for definitions and a reconciliation to the most directly comparable GAAP measure.



Age: 56

Asian/Man

A. N. Sreeram

SENIOR VICE PRESIDENT, RESEARCH & DEVELOPMENT AND CHIEF TECHNOLOGY OFFICER

Key Responsibilities

As Senior Vice President of Research & Development and Chief Technology Officer, Dr. Sreeram is responsible for accelerating new product commercialization through strategic collaboration with Dow's businesses and customers. He leads a vibrant Research & Development ("R&D") organization at Dow focused on step-change, sustainable technology development aligned with end market demand.

2023 Achievements Include

- ✓ Achieved strong environmental, health and safety performance with zero level one and two incidents across all of R&D.
- ✓ Delivered strong new innovation revenue and product margin differential, a result of Dow's robust innovation portfolio.
- ✓ Facilitated innovation-focused strategic engagements with key customers to develop new products that simultaneously deliver improved performance and sustainability, demonstrating Dow's cutting-edge innovation capabilities and laboratories.
- ✓ Focused on technologies that enable increased circularity, such as REVOLOOP™ Recycled Plastics Resins, containing up to 70% post-consumer recycled (PCR) plastics, and SPECFLEX™ CIR Polyurethanes Series, made using circular feedstock on a mass balance approach.
- ✓ Received recognitions for several Dow innovations, including a record-setting nine Edison Awards, five R&D 100 Awards, three SEAL Business Sustainability Awards, and nine Business Intelligence Group Sustainability and Innovation Awards.
- ✓ Continued to create an inclusive workplace for R&D through actions such as serving as the executive sponsor for Dow's Global Asian Diversity Network ERG and achieving one of the most successful recruiting classes of U.S. ethnic minority Ph.D. students.



Age: 53

White/Woman

Amy E. Wilson

GENERAL COUNSEL AND CORPORATE SECRETARY

Key Responsibilities

As General Counsel and Corporate Secretary, Ms. Wilson serves as a member of Dow's most senior executive committee that sets the strategic direction, defines priorities, establishes corporate policy, and manages governance and enterprise-level decisions for the Company. She has executive oversight for the Office of the Corporate Secretary, Legal, the Office of Ethics and Compliance, Public Affairs, Government Affairs, and Dow Aviation.

2023 Achievements Include

- ✓ Provided extensive legal support on strategic Dow initiatives, including the Path2Zero project in Fort Saskatchewan, Alberta, Canada to build the world's first net-zero Scope 1 and 2 carbon emissions integrated ethylene cracker and derivatives facility, which reached final investment decision in the fourth quarter.
- ✓ Supported the Company's ambition disclosures and activities, including the annual INtersections Report.
- ✓ Delivered on critical regional legal needs, including successful navigation of rapidly changing and complex regulatory environments.
- ✓ Led defense on litigation cases with a strong success rate.
- ✓ Led the Legal team through several strategic and tactical mergers and acquisitions activities.
- ✓ Continued strong focus to create an inclusive workplace across the Company, including serving as the Executive Sponsor for GLAD, Dow's LGBTQ+ ERG.
- ✓ Continued participation in the Leadership Council on Legal Diversity (LCLD), actively demonstrating legal leadership's commitment to internal and external diverse talent development.
- ✓ Led the Office of Ethics & Compliance with enhanced engagement efforts leading to Code of Conduct certification completion rates at highest-ever levels.



OBJECTIVES OF DOW'S EXECUTIVE COMPENSATION PROGRAM

1 Support the achievement of Dow's vision and strategy

2 Motivate and reward executives when they deliver desired business results and stockholder value

3 Attract and retain the most talented executives to succeed in today's competitive marketplace

4 Create an ownership alignment with stockholders

The objectives of Dow's compensation program are set by the Committee. While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and programs apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including base salary, the Performance Award, and LTI programs—are designed to be equitable and fair, and to incentivize performance.



AMBITION

To become the most innovative, customer-centric, inclusive and sustainable materials science company

FINANCIAL PRIORITIES

Profitable Growth

Disciplined Capital Allocation

Low-Cost Operating Model

Best-Owner Mindset

Executive compensation strongly linked to strategic priorities & performance

LEADERSHIP COMPENSATION METRICS

Short-Term
Operating EBIT
Free Cash Flow
Ambition
  Customer Experience
  Sustainability
  Inclusion & Diversity

Long-Term
Operating ROC
Cumulative Cash from Operations
Relative TSR
Ambition
  Carbon Emissions Reduction

Management incentives squarely aligned with shareholder interests

PAY MIX

Executive compensation is linked strongly to the financial, strategic and operational performance of the business. Approximately 80 percent of the CEO's target annual total compensation is at risk and approximately 73 percent of the other NEOs' compensation, on average, is at risk.



CEO 80% Total At Risk
9%
11%
16%
15%
49%

Other NEOs Average 73% Total At Risk
18%
9%
19%
13%
41%

- Base Salary
- LTI - RSUs
- Annual Cash Incentive
- LTI - Stock Options
- LTI - PSUs
- Total At Risk

KEY EXECUTIVE COMPENSATION PRACTICES

The following summarizes key governance characteristics related to the executive compensation programs in which the NEOs participate:

✓ Strong pay for performance alignment among executive compensation outcomes, individual performance and Company financial, strategic and operational performance	✓ Stock ownership requirements of six times base salary for the CEO and four times base salary for the other NEOs
✓ Stockholder engagement and feedback considered in executive compensation design	✓ Compensation Clawback Policy
	✓ Anti-hedging/anti-pledging policies
✓ Compensation program structure designed to discourage excessive risk taking	✓ Stock incentive plans prohibit option repricing, reloads, exchanges and options granted below market value without stockholder approval
✓ No change-in-control agreements	
✓ No excise tax gross-ups	✓ 100% independent Compensation and Leadership Development Committee
✓ Limited perquisites	
✓ Committee oversight of human capital management including ID&E commitment and results, work environment and culture	✓ Independent Compensation Consultant reporting to the Committee
	✓ Robust processes to assess leadership talent and succession planning for all senior management roles including the CEO
✓ Carefully considered Compensation Peer Group with regular Committee review	
✓ Each component of target pay benchmarked to median of the Compensation Peer Group	✓ Regular review of the Committee Charter to ensure best practices and priorities

STOCKHOLDER ENGAGEMENT

At the 2023 Annual Meeting of Stockholders, 91 percent of the votes cast by stockholders supported Dow's advisory vote on executive compensation.

Throughout the year, select members of the Board and members of the management team continued extensive outreach to stockholders, engaging with investors who collectively held more than 55 percent of outstanding shares of common stock of the Company held by institutional stockholders. During this outreach, the management team and in some cases, select members of the Board, updated investors on a range of topics, and gained an understanding of the perspectives and concerns of investors. The Board and management team carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles and practices.

Enhancements to the Company's corporate governance and executive compensation practices are continually evaluated. The Board and management team appreciate engaging key stakeholders, including our stockholders, in the evaluation of these enhancements. For example, as a result of stockholder engagement, the Board made the decision to continue to include quantifiable metrics in the environmental, social and governance components of both the Performance Award and LTI awards.

For more information about Dow's engagement process and demonstrated effectiveness, please see the section titled "Stockholder Engagement" on page 16.



Executive Compensation and Benefits

COMPONENTS OF EXECUTIVE COMPENSATION AND BENEFITS

The objectives of Dow's compensation program are set by the Committee. While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and program apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including base pay, the Performance Award and LTI programs—are designed to be equitable and fair, and to incentivize performance. Executives receive a mix of fixed and variable components of compensation that are aligned with the compensation philosophy as highlighted in the chart below:

	Component	Form	Philosophy
SHORT-TERM	**Base Salary**	Cash	Provide a competitive fixed rate of pay recognizing different levels of responsibility and performance within the Company.
	Annual Cash Incentive	Performance Award	Reward employees for achieving critical annual financial and operational Company goals, as well as meeting certain customer, sustainability and diversity and inclusion metrics.
LONG-TERM	**LTI**	PSUs (65%)	Motivate employees and reward the achievement of specified financial goals and carbon emissions reduction targets, as well as superior Relative TSR performance over a three-year period.
		Stock Options (20%)	Provide an incentive for long-term creation of stockholder value.
		RSUs (15%)	Help the Company retain its NEOs and other key employees and promote stock ownership.
OTHER	**Health, Welfare and Retirement Programs**		Executives generally participate in the same benefit programs that are offered to other salaried employees. Dow benefits are designed to provide market competitive benefits to protect employees' and their covered dependents' health and welfare and provide retirement benefits.
	Perquisites		Limited perquisites are provided to executives to facilitate strong performance on the job and to enhance their personal security and productivity.

2023 COMPENSATION DECISIONS

The following information relates to Dow's 2023 compensation program as applicable to the NEOs.

Base Salary

Base salary is a fixed portion of compensation based primarily on an individual's skills, job responsibilities and experience, as well as more subjective factors such as the assessment of individual performance by the Committee, with input from the Independent Compensation Consultant. Base salaries for executives are benchmarked against similar jobs and are targeted at the median of the Compensation Peer Group.

2023 Base Salary Decisions

The table below shows the annual base salaries for the NEOs as of December 31, 2023 and their respective increases for the year 2023 as determined by the Committee, and for the CEO, the full Board, in February 2023. This information may be different from the base salary provided in the Summary Compensation Table, which reflects actual base salary received for 2023. Generally consistent with salary adjustments provided to Dow's salaried employees, each of Mr. Fitterling, Mr. Ungerleider, Mr. Sampson, Ms. Wilson and Dr. Sreeram received an increase of 4 percent. Ms. Wilson received an increase of 5 percent in December 2023 for the assumption of additional oversight responsibilities. These salary adjustments were based upon the Committee's review of each employee's individual experience in their respective roles and on benchmarking against the mid-range of base salaries for comparable positions within the Compensation Peer Group and as recommended by the Independent Compensation Consultant.

BASE SALARY YEAR OVER YEAR CHANGE

Name	2022 Base Salary ($)	2023 Base Salary ($)	Percent Change in Base Salary
Jim Fitterling	1,630,000	1,695,200	4%
Jeffrey L. Tate[a]	-	895,000	-
Howard Ungerleider	1,249,603	1,299,587	4%
John M. Sampson	752,640	782,746	4%
A. N. Sreeram	886,408	921,864	4%
Amy E. Wilson	759,682	829,572	9%

(a) Mr. Tate rejoined Dow on October 24, 2023 and was elected CFO effective November 1, 2023. The Committee approved a compensation package for Mr. Tate including a base salary set at $895,000.

Performance Award

The annual cash incentive program is designed to reward employees for achieving the Company's most critical financial and operational goals including certain customer, sustainability, and inclusion and diversity Ambition metrics. Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee determined that Operating EBIT, Free Cash Flow and metrics that support economic, environmental, and social well-being through operations were aligned with the Company's stated goals to its stakeholders, including employees and stockholders. In setting the goals for each metric, the Committee carefully considered actual 2022 business results, the 2023 business plan, expected global macroeconomic conditions and input from the Independent Compensation Consultant. The target goal is typically set at a level consistent with the Company's expected business plan with thresholds and maximums representing a reasonable risk/reward profile for the metric. Given that the Company's business results may fluctuate due to macroeconomic impact, the target goal could be set at a level lower than the prior year's actual results. Actual award payouts are determined following the completion of the program year by measuring actual performance against each metric target goal.



2023 Performance Award Design and Metrics

As depicted below, the award earned under the 2023 Performance Award is equal to an individual's target award multiplied by the performance related to Operating EBIT, Free Cash Flow and certain Ambition metrics including customer experience, sustainability, and inclusion and diversity. The payout is adjusted by the individual performance factor assessment, which includes safety performance. The final award value ranges from 0 percent to 200 percent of target.



[Operating EBIT 40% + Free Cash Flow 40% + Ambition Metrics 20%] x Individual Factor (includes Safety) 0%-125%

Payout Range

Max: 200%

Target: 100%

Threshold: 50%

Program Total Payout
Max = 200%, including Individual Factor

Operating EBIT: Operating EBIT means earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items. This metric aligns the Performance Award to the Company's operating strength, efficiency and profitability.

Free Cash Flow: Free Cash Flow means "Cash provided by operating activities—continuing operations," less capital expenditures. For purposes of the Performance Award calculation, adjustments for changes in accounting treatment and large mergers and acquisitions may be considered. This metric aligns the Performance Award to the Company's capital expenditure efficiency and is an integral financial measure used in the Company's financial planning process.

Operating EBIT and Free Cash Flow are non-GAAP measures. For definitions and reconciliation to the most directly comparable GAAP measures, see Select Financial Information in the Appendix and located at *http://www.dow.com/investors* under Financial Reporting.

Ambition Metrics: Dow's commitment toward achieving the Company's ambition to be the most innovative, customer-centric, inclusive, and sustainable materials science company in the world is reinforced by including quantifiable customer, sustainability, and inclusion and diversity metrics in the Performance Award design. Encouraged by investors and responsive to industry trends and best practice, the addition of these metrics supports Dow's aim to foster economic, environmental, and social well-being through operations. The Ambition metrics for short term incentives are comprised of several components:

Ambition Metrics	Description
Customer Experience	• Rationale: Customers are critical to Dow, and every employee has an impact on customer loyalty • Measurement: Customer Experience Index (CXi)—a quarterly measurement of direct and prospective customer sentiment across every touchpoint with Dow, rated out of 100
Sustainability	• Rationale: Sustainability is essential to Dow's long-term value proposition, as it drives responsible behaviors, bottom-line financial results and benefits the communities in which Dow operates • Measurement: World Leading Operations (WLO) Index—a composite index measuring safety (unplanned events), total worker health, environmental stewardship and transportation stewardship
Inclusion & Diversity[1]	• Rationale: An inclusive culture with a diverse workforce is an important catalyst for innovation and business success • Measurement: Global ERG Participation, Global Representation of Women, and U.S. Ethnic Minority Representation—measured as a percentage of Dow's workforce

1 The inclusion and diversity metric is included in the Performance Award targets for approximately 3,000 people leaders and senior leaders which includes the NEOs.

2023 Performance Award Targets and Results

The 2023 Performance Award target goals and results of the Company component are shown below, with a total Company payout of 93 percent for the NEOs:

Metric			Threshold (50%)	Target (100%)	Maximum (200%)	Weight	2023 Actual	Payout
Operating EBIT			$2.50 billion	$4.20 billion	$6.50 billion	40%	$2.78 billion	58%
Free Cash Flow			$2.00 billion	$2.70 billion	$4.20 billion	40%	$2.81 billion	107%
Ambition	Customer Experience (CXi, out of 100)		75	78	80	20%	81	200%
	Sustainability (WLO Index)		87.3%	93.8%	98.9%		92.2%	88%
	Inclusion & Diversity	Global ERG Participation	57.3%	59.3%	61.3%		60.8%	175%
		Global Representation of Women	29.5%	30.1%	30.7%		29.8%	75%
		U.S. Ethnic Minority Representation	27.5%	28.2%	28.9%		28.1%	93%
Total Payout								93%



PERFORMANCE AWARD DETAILED CALCULATION

The Committee assessed the Company's performance and each NEO's individual performance for achievements linked to the Company's performance, as well as how each NEO demonstrated leadership commitment to the Company's ambition to become the most innovative, customer-centric, inclusive, and sustainable materials science company in the world. The individual performance achievements through December 31, 2023 that were considered by the Committee are listed beginning on page 59 of this Proxy Statement. Once the actual award payouts are determined following the completion of the program year by measuring actual performance against each metric target goal, the Committee has the discretion to determine the extent to which any performance goals have been achieved and may adjust the payout percentage for the Company component and individual factor. The payouts approved by the Committee, and for the CEO, the full Board, under the 2023 Performance Award program to each of the NEOs is shown below:

Name	Year End Base Salary ($)	Target Percent	Target Amount ($)	Company Component	Individual Factor-Committee Assessment	Total Payout Percent	Total Payout Amount ($)
Jim Fitterling	1,695,200	175%	2,966,600	93%	100%	93%	2,758,938
Jeffrey L. Tate[a]	895,000	110%	984,500	93%	100%	93%	173,083
Howard Ungerleider	1,299,587	120%	1,559,504	93%	100%	93%	1,450,340
John M. Sampson	782,746	90%	704,471	93%	100%	93%	655,158
A. N. Sreeram	921,864	95%	875,771	93%	110%	102%	895,914
Amy E. Wilson	829,572	100%	829,572	93%	110%	102%	848,652

(a) Mr. Tate rejoined Dow on October 24, 2023 and was elected CFO effective November 1, 2023. The Committee approved a compensation package for Mr. Tate including an annual cash incentive opportunity of 110% of his annual base salary (prorated for the number of days worked in 2023).

2024 Performance Award Design and Metrics

In February 2024, the Committee reviewed the Performance Award design and metrics alignment between the Company's financial objectives and the desire to reward employees for achieving the Company's most critical operational goals including certain customer experience, sustainability, and inclusion and diversity metrics; as part of the Company's ambition to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee agreed that the design provides balance between driving financial results and generating cash flow and that the Ambition metrics are considered a market leading practice and demonstrate the Company's commitment to customer loyalty, sustainability, safety, and an inclusive culture.

The Committee determined that no changes were needed to the overall Performance Award design structure and financial metrics for the 2024 Performance Award. However, the Committee made an adjustment to the Inclusion and Diversity Ambition metrics. Based on management's recommendation and guidance from the Independent Compensation Consultant, the Committee approved replacing the Global ERG Participation metric with a Global Supplier Diversity metric. The Global Supplier Diversity metric will represent the percentage of Dow's third-party spend with Certified Diverse Suppliers. This will include businesses owned and operated by an individual(s) from underrepresented groups (including U.S. ethnic minorities, LGBTQ+, people with disabilities, veterans, and women). This change is intended to further drive leadership accountability related to the Company's Global Supplier Diversity goals and is expected to lead to greater impact for our communities and our business.

As depicted below, the award earned under the 2024 Performance Award will be equal to an individual's target award multiplied by the performance related to Operating EBIT, Free Cash Flow and certain customer, sustainability,

and inclusion and diversity Ambition metrics. The payout will be adjusted by the individual performance factor assessment, which includes safety performance. The final award value will range from 0 percent to 200 percent of target.



[Operating EBIT 40% + Free Cash Flow 40% + Ambition Metrics 20%] x Individual Factor (includes Safety) 0%-125%

Payout Range
Max: 200%
Target: 100%
Threshold: 50%

Program Total Payout
Max = 200%, including Individual Factor

Long-Term Incentive Compensation

Each year, the Company grants equity-based awards to leaders and key employees who demonstrate high performance and contribute to long-term stockholder value creation as LTI under the terms of the Dow Inc. 2019 Stock Incentive Plan. These LTI awards are designed to motivate and reward employees to deliver against the Company's performance goals, support the retention of top talent, and create ownership alignment with stockholders. From time to time, the Company may grant additional one-time equity-based awards to key employees, including NEOs, in connection with promotion, recruitment and retention efforts, succession planning or significant accomplishments or achievements. One-time awards are subject to standard terms and conditions, except that vesting provisions may vary on a case-by-case basis and one-time awards are forfeited if the employee voluntarily terminates employment prior to vesting. As with the Company's approach for all elements of compensation, LTI award levels are targeted at the median of the Compensation Peer Group for comparable positions. Company performance and stock price determine the actual payout and value of LTI awards.

LTI Award Decisions

In February 2023, the Committee approved the design and metrics for the 2023-2025 Performance Share Program. A new LTI award was approved by the Committee for each NEO, and for the CEO by the full Board, as shown in the Summary Compensation Table, based upon the Compensation Peer Group median LTI values and reflective of the mix of LTI awards described in the table below.

In February 2024, the Committee approved the results of the 2021-2023 Performance Share Program. The Committee also agreed to maintain the current design and metrics for the 2024-2026 Performance Share Program.

In determining the design and metrics, the Committee reviewed feedback from investors, benchmarking, management's recommendation, and input from the Independent Compensation Consultant. In setting the goals for each metric, the Committee carefully considered actual business results, the business plan, expected global macroeconomic conditions and input from the Independent Compensation Consultant. The target goal is typically set at a level consistent with the Company's expected business plan with thresholds and maximums representing a reasonable risk/reward profile for the metric. Given that the Company's business results may fluctuate due to macroeconomic impact, the target goal could be set at a level lower than the prior year's actual results.



In addition, Mr. Tate rejoined Dow on October 24, 2023 and was elected CFO effective November 1, 2023. In connection with his appointment, the Committee approved a compensation package for Mr. Tate including a target LTI award value of $3,700,000 consisting of 65% PSUs, 20% Stock Options and 15% RSUs. The Committee also approved a one-time equity award in the form of RSUs with a three-year vesting period, given Mr. Tate's critical role in driving Dow's overall strategic, operational and financial goals. The amount and duration of the vesting requirement were determined by the Committee in conjunction with the Independent Compensation Consultant.

In December 2023, the Committee approved a one-time equity award in the form of RSUs for Mr. Sampson. The Committee determined that given Mr. Sampson's critical role in driving Dow's overall strategic, operational and financial goals including the execution of key enterprise projects, it was advisable to grant this one-time equity award with a three-year vesting period for retention purposes, subject to forfeiture if he voluntarily terminates prior to vesting. The amount and duration of the vesting requirement were determined by the Committee in conjunction with the Independent Compensation Consultant.

2023 Award Overview

Form	2023 Award Mix	Vesting Terms and Other Conditions
PSUs	65%	PSUs can be earned after a three-year performance period based on the following metrics: • Operating ROC • Cumulative Cash from Operations • Relative TSR • Carbon Emissions Reduction Performance for each individual metric ranges from 0 percent to 200 percent of the target, with a total maximum payout capped at 200 percent for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR and the inclusion of the Carbon Emissions Reduction metric. Accumulated dividend equivalents are paid only on earned shares after the three-year performance period has ended.
Stock Options	20%	The exercise price equals the closing stock price of Dow common stock on the grant date. Options generally vest, pro rata, in one-to-three year periods and expire after ten years.
RSUs	15%	RSUs vest after three years. During the vesting period, holders of outstanding RSU awards receive quarterly cash payments equal to the dividend paid on the equivalent shares of Dow common stock.

Operating ROC: Operating ROC measures how effectively a company has utilized the money invested in its operations and is calculated as net operating profit after tax (excluding significant items) divided by total average capital. Net operating profit after tax (excluding significant items) is a net income measure the Company uses in presentations to investors that excludes net income attributable to noncontrolling interests, and interest expense, exclusive of the significant items.

Operating ROC is a non-GAAP measure. For definitions and reconciliation to the most directly comparable GAAP measures, see Select Financial Information in the Appendix and located at *www.dow.com/investors* under Financial Reporting.

The target goal represents the expected level of Operating ROC over the three-year performance period while the threshold goal represents the minimum level of performance that would warrant any payout and the maximum goal represents stretch performance that would warrant a maximum payout.

Cumulative Cash from Operations: Cumulative Cash from Operations represents the amount of cash generated by the Company's ongoing core business over the defined period. It is calculated as "cash provided by operating activities—continuing operations," over the defined period. The target goal represents the expected level of Cumulative Cash from Operations over the three-year performance period while the threshold goal represents the minimum level of performance that would warrant any payout and the maximum goal represents stretch performance that would warrant a maximum payout.

Relative TSR: TSR is defined as stock price appreciation plus dividends paid. The peer group used for Relative TSR is the Relative TSR Peer Group. For Dow and each company in the Relative TSR Peer Group, a beginning price using a thirty trading day averaging period at the beginning of the performance period and an ending price using a thirty trading day averaging period at the end of the performance period are calculated and used to create a percentile ranking to develop a relative performance metric for purposes of compensation.

Relative TSR is utilized as a modifier with a 75 percent factor for performance in the bottom quartile of the Relative TSR Peer Group and a 125 percent factor for performance in the top quartile of the Relative TSR Peer Group.

Relative TSR Peer Group: The Committee selects the Relative TSR Peer Group that represents the most reliable measurement to assess Relative TSR for the performance share programs. The Relative TSR Peer Group is comprised of companies that Dow benchmarks for financial performance that are technology-based and manufacturing-based global companies. Selecting peer companies within similar industries reduces the potential impact (positively or negatively) of sector rotation.

Relative TSR Peer Group
Arkema S.A.
BASF Corporation
Celanese Corporation
Chevron Corporation
Covestro AG
Eastman Chemical Company
Exxon Mobil Corporation
Huntsman Corporation
LyondellBasell Industries N.V.
Phillips 66
Shin-Etsu Chemical Co., Ltd.
Wacker Chemie AG
Westlake Chemical Corporation



2021-2023 Performance Share Program Results

The 2021-2023 Performance Share Program was based on Operating ROC and Cumulative Cash from Operations as the key performance metrics, with Relative TSR as the modifier.

The graphic below presents the overall design, metric goal and the payout result for the 2021-2023 Performance Share Program:



2022-2024 Performance Share Program Design

To align the LTI programs to the Company's strategy to Decarbonize & Grow, and based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee approved including carbon emissions reduction metrics in the 2022-2024 Performance Share Program to drive performance on sustainability targets and carbon and climate goals. The 2022-2024 Performance Share Program design includes enhancements that align with Dow's stated goals to stakeholders, including employees and stockholders, to reach zero-carbon emissions by 2050 through increasing its positive impact on customers, business, and society, while also supporting Dow's commitment to reduce its net annual Scope 1 and 2 carbon emissions by 5 million metric tons versus the 2020 baseline by 2030. The carbon emissions reduction metrics will help enable the Company to Decarbonize & Grow by including a cumulative carbon emissions reduction target compared with 2020 levels. The carbon emissions reduction metric represents 20 percent of the 2022-2024 Performance Share Program design.

Consistent with the 2021-2023 Performance Share Program, the Committee determined that Operating ROC and Cumulative Cash from Operations would be key financial performance metrics for the 2022-2024 Performance Share Program with Relative TSR as a modifier, which together represent 80 percent of the measured performance.

In setting the goals for each metric, the Committee considered actual 2021 business results, the 2022 business plan, expected global macroeconomic conditions, input from the Independent Compensation Consultant, and sustainability targets and carbon and climate goals. The target goal is typically set at a level consistent with the Company's expected business plan with thresholds and maximums representing a reasonable risk/reward profile for the metric. Given that the Company's business results may fluctuate due to macroeconomic impact, the target goal could be set at a level lower than the prior year's actual results.

The graphics below present the overall design and target, maximum and threshold values:



80% Financial

Operating ROC 50% + Cumulative Cash from Operations 50% X Relative TSR 75%, 100% or 125% Modifier

+

20% Ambition

Cumulative Carbon Emissions Reduction

Payout Range

Max: 200%[1] | Target: 100% | Threshold: 35%

1 Capped at 200% for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR, plus Cumulative Carbon Emissions Reduction metrics.

	Operating ROC		Cumulative Cash from Operations		Relative TSR			Cumulative Carbon Emissions Reduction	
	Goal	Payout	Goal	Payout	Goal	Modifier		Goal	Payout
Max	17.0%	200%	$30.0 billion	200%	> 75th Pctl	125%		3.5MM MT	200%
Target	13.5%	100%	$23.0 billion	100%	25th Pctl ≤ Target ≤ 75th Pctl	100%	+	3.0MM MT	100%
Threshold	10.0%	35%	$16.0 billion	35%	< 25th Pctl	75%		2.5MM MT	35%

The carbon emissions reduction metrics for the 2022-2024 Performance Share Program include the following components:

Carbon Emissions Reduction Metrics	Description
Establish: Carbon emissions reduction plans	Establish carbon emissions reduction plans for Scopes 1 and 2 for the top 25 Dow manufacturing sites by year-end 2022. This metric has been achieved.
Define: Scope 3 carbon emissions baseline	Define Scope 3 carbon emissions baseline by year-end 2023 for: • Purchased goods and services, • Fuel and energy-related activities, and • Transportation/distribution. This metric has been achieved.
Achieve: Cumulative carbon emissions reduction target	Achieve a cumulative Scopes 1 and 2 carbon emissions reduction target for the three-year performance period compared with the 2020 levels.

These metrics and timelines are paramount to achieving the Company's carbon emissions reduction target goals by positively influencing leadership behaviors, creating organizational alignment and accelerating our efforts aligned to our sustainability commitments. To reinforce this point, the payout for the carbon emissions reduction metrics component of the 2022-2024 Performance Share Program was capped at 35% (threshold) if the Establish and Define metrics were not achieved by the designated timeframe.



2023-2025 Performance Share Program Design

In February 2023, the Committee reviewed the Performance Share Program design and metrics alignment between the Company's ambition and financial objectives and the strategy to Decarbonize & Grow. Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee agreed that the financial metrics appropriately focus on long-term growth and return on investment, and including the carbon emissions reduction metric positively influences leadership behavior, organizational alignment and accelerates efforts aligned to the Company's sustainability commitments.

The Committee decided to continue the Performance Share Program design and metrics for the 2023-2025 Performance Share Program. As depicted below, the 2023-2025 Performance Share Program maintains Operating ROC and Cumulative Cash from Operations as key financial performance metrics, with Relative TSR as a modifier, which together represent 80 percent of the measured performance, while continuing focus on cumulative carbon emissions reduction over the performance period. The carbon emissions reduction metric represents 20 percent of the 2023-2025 Performance Share Program design.



80% Financial | **20% Ambition**

[Operating ROC 50% + Cumulative Cash from Operations 50%] X Relative TSR 75%, 100% or 125% Modifier + Cumulative Carbon Emissions Reduction

Payout Range

Max: 200%[1] Target: 100% Threshold: 35%

1 Capped at 200% for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR, plus Cumulative Carbon Emissions Reduction metrics.

	Operating ROC		Cumulative Cash from Operations		Relative TSR			Cumulative Carbon Emissions Reduction	
	Goal	Payout	Goal	Payout	Goal	Modifier		Goal	Payout
Max	15.6%	200%	$22.7 billion	200%	> 75th Pctl	125%		8.0MM MT	200%
Target	12.0%	100%	$17.5 billion	100%	25th Pctl ≤ Target ≤ 75th Pctl	100%	+	7.5MM MT	100%
Threshold	8.4%	35%	$12.3 billion	35%	< 25th Pctl	75%		7.0MM MT	35%

2024-2026 Performance Share Program Design

In February 2024, the Committee reviewed the Performance Share Program design and metrics alignment between the Company's ambition and financial objectives and the strategy to Decarbonize & Grow. Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee agreed that the financial metrics appropriately focus on long-term growth and return on investment, and including the carbon emissions reduction metric positively influences leadership behavior, organizational alignment and accelerates efforts aligned to the Company's sustainability commitments. The Committee decided to continue the Performance Share Program design and metrics for the 2024-2026 Performance Share Program.

As depicted below, the 2024-2026 Performance Share Program maintains Operating ROC and Cumulative Cash from Operations as key financial performance metrics, with Relative TSR as a modifier, which together represent 80 percent of the measured performance.

With continued focus on carbon emissions reduction and considering management's recommendation as well as input from the Independent Compensation Consultant, the Committee agreed to move from expressing the carbon emissions reduction metric as a cumulative measure to a three-year average run rate over the performance period. This approach further aligns with the Company's Decarbonize & Grow strategy and its commitment to reduce net annual Scope 1 and 2 carbon emissions by 5 million metric tons versus its 2020 baseline. The carbon emissions reduction metric continues to represent 20 percent of the measured performance in the 2024-2026 Performance Share Program design.


80% Financial
20% Ambition
Operating ROC 50%
+
Cumulative Cash from Operations 50%
X
Relative TSR 75%, 100% or 125% Modifier
+
Carbon Emissions Reduction 3-Year Average Run Rate
Payout Range
Max: 200%1
Target: 100%
Threshold: 35%

1 Capped at 200% for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR, plus Carbon Emissions Reduction metric.

External Limited Assurance

Dow engaged Deloitte & Touche, LLP to perform a review engagement to obtain limited assurance on management's assertion related to disclosures presented in accordance with the 2021 GRI Sustainability Reporting Standards, and related to Scopes 1+2+3 carbon emissions presented in accordance with the GHG Protocol Corporate Accounting and Reporting Standards under its Corporate Standards as presented in Dow's INtersections report for the period ended December 31, 2022. Additional information regarding the Company's Decarbonize & Grow strategy and its progress on carbon emissions reduction to Protect the Climate can be found in the annual INtersections report accessible through the Company' website at *www.dow.com/esg*. These reports, disclosures, policies and additional resources are not part of or incorporated by reference into this Proxy Statement.



2023 NEO TARGETED TOTAL DIRECT COMPENSATION SUMMARY

In addition to and separate from the Summary Compensation Table, the following table is provided to aid with understanding the annual compensation of the NEOs. The following table lists the targeted total direct compensation for each NEO for the full calendar year ending December 31, 2023:

TOTAL DIRECT COMPENSATION

Name	Base Salary ($)	Target Annual Incentive	Target Annual Incentive ($)	Target LTI ($)	Targeted Total Direct Compensation ($)
Jim Fitterling	1,695,200	175%	2,966,600	13,800,000	18,461,800
Jeffrey L. Tate[a]	895,000	110%	984,500	3,700,000	5,579,500
Howard Ungerleider	1,299,587	120%	1,559,504	4,846,400	7,705,491
John M. Sampson	782,746	90%	704,471	2,343,300	3,830,517
A. N. Sreeram	921,864	95%	875,771	2,982,000	4,779,635
Amy E. Wilson	829,572	100%	829,572	2,953,600	4,612,744

(a) Mr. Tate rejoined Dow on October 24, 2023 and was elected CFO effective November 1, 2023. In determining the compensation package offered to Mr. Tate, the Committee, advised by its Independent Compensation Consultant, considered market data of CFO roles within the Compensation Peer Group and his previous employer. Following its review, the Committee approved a compensation package for Mr. Tate including: a base salary set at $895,000, with an annual cash incentive opportunity of 110% of his annual base salary (prorated for the number of days worked in 2023), and a target LTI award value of $3,700,000 consisting of 65% PSUs, 20% Stock Options and 15% RSUs. In addition, the Committee approved one-time awards as follows: (i) a cash bonus of $250,000 in March 2024, and (ii) an equity award in the form of RSUs with a grant date value of $3,500,000 and three-year vesting period. The Committee believes that the compensation package for Mr. Tate, including the one-time awards described above, is appropriate and consistent with good compensation and governance practices.

PERQUISITES

Dow offers perquisites that the Committee believes are reasonable yet competitive in attracting and retaining the executive team.

The Committee, with input from the Independent Compensation Consultant, regularly reviews the perquisites provided to the respective NEOs as part of its overall review of executive compensation. The following outlines the limited perquisites that may be provided to executives:

- Financial and Tax Planning Support

- Executive Physical Examination and Related Travel Expenses

- Executive Excess Umbrella Liability Insurance

- Home Security Alarm System

- Personal Travel on Corporate Aircraft and Related Travel Expenses for the CEO, who is required by the Board for security and immediate availability reasons to use corporate aircraft for business and personal travel, and for other NEOs as may be approved under limited circumstances.

For information regarding the perquisites that the NEOs received for the fiscal year ended December 31, 2023, see the column titled "All Other Compensation" of the Summary Compensation Table and the accompanying narrative.

The Compensation Process

The Committee, with the support of the Independent Compensation Consultant and management, develops and executes the executive compensation program. The Committee is responsible for recommending compensation for the CEO for approval by the independent Directors and for approving the compensation of all of the other NEOs and executive officers. The Committee annually reviews and evaluates the executive compensation program to ensure that the program is aligned with Dow's compensation philosophy and with expected performance.

The Committee reviews the following factors, among others, to determine executive and recommend non-employee Director compensation:

- Competitive analysis: Median levels of compensation for similar jobs and job levels in the market, taking into account revenue relative to the Compensation Peer Group.

- Company performance: Measured against financial metrics and operational targets approved by the Committee, along with Relative TSR against the Relative TSR Peer Group.

- Market landscape: Business climate, economic conditions and other factors.

- Individual roles and performance: Each executive's experience, knowledge, skills and personal contributions.

ROLE OF COMPANY MANAGEMENT

The CEO makes recommendations to the Committee regarding compensation for executive officers (other than himself) after reviewing Dow's overall performance, each executive's personal contributions and relevant compensation market data from the Compensation Peer Group for similar jobs and job levels.

ROLE OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

The Committee is responsible for establishing Dow's executive compensation philosophy. The Committee is responsible for approving compensation for the NEOs and executive officers and has broad discretion when setting compensation types and amounts. As part of the review, management and the Committee also review summary total compensation scenarios for the NEOs and consider advice and recommendations from the Independent Compensation Consultant. Additionally, the Committee annually reviews the corporate goals and objectives relevant to the compensation of the CEO. The Committee evaluates the CEO's performance against the CEO's objectives and makes recommendations to the independent Directors regarding compensation levels based on that evaluation. The Committee considers compensation market data from the Compensation Peer Group when setting compensation types and amounts for the CEO.

ROLE OF INDEPENDENT BOARD MEMBERS

The independent members of the Board are responsible for assessing the performance of the CEO. They also aid in approving the compensation types and amounts for the CEO.



ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee retained Mercer as its Independent Compensation Consultant to advise on executive compensation matters. The Committee annually reviews the criteria necessary for the Independent Compensation Consultant to act independently. The Independent Compensation Consultant's responsibilities include:

- Advising the Committee on trends and issues in executive compensation.
- Reviewing and advising on the group of companies in the Compensation Peer Group.
- Consulting on the competitiveness of the compensation structure and levels of Dow's executive officers and non-employee Directors.
- Providing advice and recommendations related to the compensation and design of Dow's compensation programs.
- Reviewing and advising on materials provided to the Committee for discussion and approval.
- Participating in Committee meetings as requested and communicating with the Chair of the Committee between meetings.

The Independent Compensation Consultant has safeguards and procedures in place to maintain independence in its executive compensation consulting practice, and the Committee determines whether the compensation consultant's work has raised any conflicts of interest. The safeguards implemented by the Independent Compensation Consultant include a rigidly enforced code of conduct, a policy against investing in client organizations and clear separation between the Independent Compensation Consultant's executive compensation consulting and their other administrative and consulting business units from a leadership, performance measurement and compensation perspective.

In 2023, the Independent Compensation Consultant's aggregate fees for executive and Director compensation consulting services were $279,544. The decision to engage the Independent Compensation Consultant to provide these services was made by management and approved by the Committee. In 2023, the Independent Compensation Consultant and its affiliates provided approximately $2,736,243 in human resources consulting services to Dow unrelated to executive and Director compensation consulting services.

The Committee has considered factors relevant to the Independent Compensation Consultant's independence from management under SEC rules and NYSE listing standards, and has determined that the Independent Compensation Consultant is independent from management.

COMPENSATION PEER GROUP AND BENCHMARKING

In order to ensure the executive pay program is competitive in attracting, motivating and retaining qualified individuals to work at Dow, Dow maintains a Compensation Peer Group for market comparisons, benchmarking and setting executive and non-employee Director compensation. Market compensation data for the selected Compensation Peer Group is gathered through compensation surveys conducted by the Independent Compensation Consultant. Dow targets the median of the Compensation Peer Group for all compensation elements. Performance Award targets and LTI awards reflect market median values while actual payouts are dependent on Company and individual performance.

Below is Dow's Compensation Peer Group selected for 2023 and a chart that provides a comparison of revenue.

2023 Compensation Peer Group
3M Company
Archer Daniels Midland Company
The Boeing Company
Caterpillar Inc.
The Coca-Cola Company
ConocoPhillips
Deere & Company
Eli Lilly and Company
Honeywell International Inc.
Johnson & Johnson
Johnson Controls International Plc
Kimberly-Clark Corporation
Linde PLC
Lockheed Martin Corporation
LyondellBasell Industries N.V.
Mondelez International, Inc.
PepsiCo, Inc.
Pfizer Inc.
The Procter & Gamble Company
RTX Corporation



Revenue ($B)[1]

[1] Reflects twelve months as of each Compensation Peer Group company's last fiscal year end. Source: S&P Capital IQ

The Compensation Peer Group is regularly evaluated by the Committee, with support of management and the Independent Compensation Consultant, in consideration of a range of factors, including, but not limited to, industry, revenue size (roughly 0.4x to 2.0x Dow's estimated annual revenue), market capitalization and other factors, and then updated periodically to ensure the companies in the group remain relevant. The 2024 Compensation Peer Group was reviewed and approved by the Committee, with no changes from 2023.



Other Considerations

STOCK OWNERSHIP GUIDELINES

The Committee believes that Dow's executives will more effectively align with stockholders' long-term interests if they hold a minimum number of shares of Dow common stock. Shares used to determine whether the guidelines are met include those held personally or beneficially owned, including the share equivalent of any Dow stock units held in the Savings Plan and EDP, and RSUs subject solely to service-based vesting. Unvested PSUs and Stock Options, whether vested or unvested, do not count toward an executive's holdings for purposes of calculating the minimum ownership.

Name	Multiple of Base Salary	
	2023 Target	12/31/2023 Actual
Jim Fitterling	6X	11X
Jeffrey L. Tate	4X	4X
John M. Sampson	4X	5X
A. N. Sreeram	4X	9X
Amy E. Wilson	4X	5X
Average of All Executive Officers	4X	6X

Executives have five years from the date they become subject to the guidelines to satisfy the ownership requirement. Executives are also subject to a retention ratio. If, as of the fifth year, an executive has not met his or her requirement, he or she is required to hold 75 percent of the shares (net of taxes) received upon the vesting of RSUs and PSUs and upon the exercise of a Stock Option. Currently, each NEO has met or exceeded the relevant minimum ownership requirement.

SPECULATIVE STOCK TRANSACTIONS; ANTI-HEDGING AND ANTI-PLEDGING POLICY

It is against Dow policy for Directors and executive officers to engage in derivative or speculative transactions in Dow securities. As such, it is against Dow policy for Directors and executive officers to trade in puts or calls in Dow securities, or sell Dow securities short. In addition, it is against Dow policy for Directors and executive officers to hedge or pledge Dow securities or hold Dow securities in margin accounts.

COMPENSATION CLAWBACK POLICY

On December 1, 2023, the Board of Directors adopted a new, global Compensation Clawback Policy. The Compensation Clawback Policy requires Dow to clawback erroneously awarded incentive compensation received by covered employees (current and former Executive Officers) during the three fiscal years that precede the date the Company is required to prepare an accounting restatement due to material noncompliance with a financial reporting requirement. The Compensation Clawback Policy also allows Dow to clawback compensation from any employee who is determined to have engaged in a misconduct event. A copy of the Compensation Clawback Policy is included as an exhibit in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

SUCCESSION PLANNING PROCESS

The Committee is responsible for leadership talent and succession planning for all senior management roles, including the CEO. As provided in the Committee Charter, the Committee assesses current and future senior leadership talent for Company officers including their development and the succession plans for all key management positions. The Committee assists the Board in CEO succession planning, including overseeing the succession planning process for the CEO. The Committee regularly reviews leadership development activities and opportunities, and short-term and long-term succession plans for the CEO and other senior management roles. The Board is responsible for the selection of the CEO, and for the retirement, departure or an unexpected replacement of the CEO. Each year, as part of the succession planning process, the Chief Human Resources Officer, and the CEO for all roles except the CEO, provides the Committee and the Board with recommendations on, and evaluations of, potential successors for all senior management roles. The Committee and the full Board review their experience, skills, competencies, and potential to assess whether the individual possesses or can develop the attributes that the Board believes are necessary to lead and achieve the Company's goals. Among other steps taken to support the succession planning process throughout the year, members of the Company's leadership team and high potential members of management regularly attend Board and Committee meetings and present to the Board and Committees, providing opportunities for Directors to interact with senior management and assess their leadership capabilities.

COMPENSATION AND RISK MANAGEMENT

The Committee, in conjunction with the Independent Compensation Consultant, at least annually reviews Dow's compensation policies and practices to determine whether the incentive compensation programs create risks that are reasonably likely to have a material adverse effect on Dow. The evaluation covers a wide range of practices and policies including: the balanced mix between pay elements, the balanced mix between short and long-term programs, caps on incentive payouts, governance processes in place to establish, review and approve goals, use of multiple performance measures, discretion on individual awards, use of stock ownership guidelines, provisions in severance/change-in-control policies, use of a compensation clawback policy, and Committee oversight of compensation programs.



Compensation Tables & Narrative

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of the Company's CEO, CFO, former CFO, and the three other most highly compensated executive officers for the fiscal years ended December 31, 2023, 2022, and 2021:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[a]	Option Awards ($)[b]	Non-Equity Incentive Plan Compensation ($)[c]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[d]	All Other Compensation ($)[e]	Total ($)	Total Without Change in Pension ($)
Jim Fitterling Chair and Chief Executive Officer	2023	1,685,169	-	11,793,356	2,760,060	2,758,938	1,019,471	812,452	20,829,446	19,809,975
	2022	1,620,000	-	11,417,896	2,680,030	3,482,903	68	263,754	19,464,652	19,464,583
	2021	1,555,000	-	10,706,279	2,540,028	5,089,967	4,634,995	332,623	24,858,892	20,223,897
Jeffrey L. Tate[f] Chief Financial Officer	2023	151,462	-	3,500,028	0	173,083	1,325,240	3,472	5,153,285	3,828,045
Howard Ungerleider Former President and Chief Financial Officer	2023	1,291,898	-	4,142,528	969,308	1,450,340	683,689	360,335	8,898,098	8,214,409
	2022	1,244,004	-	7,470,887	932,050	1,830,919	0	141,040	11,618,900	11,618,900
	2021	1,207,771	-	3,810,605	904,057	2,576,852	542,061	103,813	9,145,158	8,603,097
John M. Sampson[g] Senior Vice President, Operations, Manufacturing and Engineering	2023	778,114	-	4,503,121	468,703	655,158	83,354	162,785	6,651,235	6,567,881
	2022	740,234	-	1,866,310	438,103	827,076	80,048	64,909	4,016,680	3,936,632
	2021	660,923	-	1,602,369	380,061	1,124,021	64,160	153,568	3,985,102	3,920,942
A. N. Sreeram Senior Vice President, Research & Development and Chief Technology Officer	2023	916,409	-	2,548,978	596,432	895,914	561,753	114,318	5,633,805	5,072,052
	2022	882,436	-	2,420,032	568,072	934,717	0	46,416	4,851,673	4,851,673
	2021	856,734	-	2,276,871	540,070	1,447,082	446,432	26,439	5,593,628	5,147,196
Amy E. Wilson General Counsel and Corporate Secretary	2023	785,394	-	2,524,400	590,731	848,652	860,369	205,479	5,815,025	4,954,656
	2022	754,116	-	2,420,032	568,072	927,571	6	56,808	4,726,605	4,726,599
	2021	715,261	-	2,276,871	540,070	1,280,606	798,264	55,856	5,666,928	4,868,664

Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

Note: In order to show the effect that the year-over-year change in pension value had on total compensation as determined under applicable SEC rules, an additional column is included in this Summary Compensation Table to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column. The changes in pension value result from many external variables, such as shifting interest rates, that are not related to Company performance. Therefore, Dow does not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes.

(a) Amounts represent the aggregate grant date fair value of awards in the year of the award in accordance with the same standard applied for financial accounting purposes, Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. If valued assuming a maximum payout on the Performance Share Program, the value of the awards would be: Mr. Fitterling $19,446,386; Mr. Ungerleider $6,830,506; Mr. Sampson $3,303,184; Dr. Sreeram $4,202,304; Ms. Wilson $4,162,600. A discussion of the assumptions used in calculating these values can be found in Note 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

(b) Amounts represent the aggregate grant date fair value of awards in the year of the award, based on Dow's valuation for financial accounting purposes which uses the widely accepted Black-Scholes option valuation model and is otherwise computed in accordance with FASB ASC Topic 718. The option value calculated for the NEOs' awards granted on February 9, 2023 was $12.13 with an exercise price of $59.08 based on the closing stock price of Dow common stock on the grant date. A discussion of the assumptions used in calculating these values can be found in Note 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

(c) Individual results for Non-Equity Incentive Plan Compensation are detailed in the section titled "Performance Award" of the CD&A and reflect amounts paid in 2024 for performance achieved in 2023.

(d) Reflects the aggregate change in the actuarial present value of accumulated pension benefits. With respect to the NEOs who participate in the pension equity plan component of the DEPP (the "DEPP Component"), the column reflects such aggregate change in the NEO's age 65 benefit using the actuarial assumptions included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. The amounts recorded in this column for the DEPP Component vary with a number of factors, including the discount rate applied to determine the value of future payment streams. As a result of a decrease in prevailing interest rates in the credit markets in 2023, the discount rate used pursuant to pension accounting rules to calculate the present value of future payments decreased from 5.65% for fiscal year 2022 to 5.30% for fiscal year 2023. The increase in pension value resulting from the change in interest rates does not result in any change to the underlying benefits payable to the DEPP Component participants under the DEPP and/or the ESRP. Mr. Sampson is the only NEO who participates in the personal pension account component under the DEPP (the "PPA Component") as opposed to the DEPP Component. The PPA Component is a cash balance plan and the increase in Mr. Sampson's cash balance under the PPA Component reflects the annual addition of his pay and interest credits under each of the DEPP and ESRP. An analysis of the Change in Pension Value for 2023 is shown in the table below.

CHANGE IN PENSION TABLE

Name	Change in Discount Interest Rate ($)	Change in Deferral Period, Benefits, and Other ($)	Total Change ($)
Jim Fitterling	525,613	493,858	1,019,471
Jeffrey L. Tate	103,952	1,221,288	1,325,240
Howard Ungerleider	162,516	521,173	683,689
John M. Sampson	n/a	83,354	83,354
A. N. Sreeram	122,723	439,030	561,753
Amy E. Wilson	214,599	645,770	860,369

(e) "All Other Compensation" includes perquisites, other personal benefits and the Company contributions to both qualified and non-qualified defined contribution plans. Perquisites and other personal benefits include: personal use of Company aircraft (as required by the Company for security and immediate availability reasons) and related travel expenses, certain tax reimbursements to the NEOs, financial and tax planning support, home security, executive physical examinations and related travel expenses, personal excess liability insurance premiums, limited use of assistants for personal matters, access to secured parking at the corporate headquarters, and receipt of items at Dow-sponsored customer events. Personal use of aircraft includes use of corporate aircraft for travel to certain non-Dow board meetings and to Company-sponsored executive health physicals. The incremental cost to Dow of personal use of Dow aircraft is calculated based on published industry rates by Conklin & de Decker Associates, Inc. for the variable operating costs to Dow including fuel, landing, catering, handling, aircraft maintenance and pilot travel costs. Fixed costs, which do not change based upon usage, such as pilot salaries or depreciation of the aircraft or maintenance costs not related to personal travel, are excluded when calculating costs for the personal use of Dow aircraft. If Dow aircraft is unavailable, an NEO may use non-Dow aircraft for travel to certain non-Dow board meetings and Company-sponsored executive physicals. The incremental cost to Dow for personal use of such non-Dow aircraft is calculated based on Dow's total contract cost in the fiscal year, prorated by the duration of the NEO's flight(s) as a percentage of the duration of all contracted flights. The NEOs also are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes as it is sometimes necessary for spouses to accompany NEOs to business functions. These taxes are incurred because of the Internal Revenue Service's rules governing business travel by spouses and Dow reimburses the associated taxes. No NEO is provided a tax reimbursement for personal use of aircraft. Tax reimbursements may be provided to NEOs for certain Company-provided or reimbursed relocation expenses, if applicable.

The following are additional details associated with other compensation items for 2023:

i. Mr. Fitterling: Personal use of Company aircraft as required by Company policy for security and immediate availability purposes ($256,000), Company contributions to the Savings Plan and EDP ($448,046) and financial and tax planning ($95,850).

ii. Mr. Ungerleider: Use of Company aircraft for non-Dow board travel and personal detours ($55,459), Company contributions to the Savings Plan and EDP ($249,905) and financial and tax planning ($37,488).

iii. Mr. Sampson: Company contributions to the Savings Plan and EDP ($120,883) and financial and tax planning ($26,013).

iv. Dr. Sreeram: Use of Company aircraft for non-Dow board travel ($18,036) and Company contributions to the Savings Plan ($88,801).

v. Ms. Wilson: Use of Company aircraft for non-Dow board travel ($43,976), Company contributions to the Savings Plan and EDP ($132,547) and financial and tax planning ($22,790).

(f) Mr. Tate started his career with the Company in 1992 and departed to join Leggett and Platt, Incorporated as Chief Financial Officer in 2019. He was rehired by the Company on October 24, 2023. Pursuant to the terms of the defined benefit pension plans in which Mr. Tate participated, he received credit for purposes of benefit eligibility for his years of employment service with the Company prior to his 2019 departure. Similarly, his years of service prior to his 2019 departure for benefit accrual purposes were combined with his service since rehire when determining his December 31, 2023 pension benefit. Pursuant to the terms of the non-qualified pension plan, Mr. Tate was required to commence his non-qualified pension benefits at the time of his 2019 departure. These non-qualified pension benefits remain in payment and will offset the value of any future nonqualified benefits.

(g) Mr. Sampson started his career with the Company in 1983 and departed to join Olin Corporation as part of the sale of the Company's chlorine assets in 2015. He was rehired by the Company on October 1, 2020. Pursuant to the terms of the defined benefit pension plans in which Mr. Sampson participated, he received credit for purposes of benefit eligibility for his years of employment service with the Company prior to his 2015 departure. Because the pension liabilities for his pre-2015 service were transferred to Olin Corporation's pension plan, upon rehire, the associated benefit accruals and years of credited service (for benefit accrual purposes) were not restored, and Mr. Sampson began participating in the PPA Component.



GRANTS OF PLAN-BASED AWARDS

The following table provides additional information about plan-based compensation for the fiscal year ended December 31, 2023, disclosed in the Summary Compensation Table:

Name	Grant Date	Date of Action by the Compensation Committee	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(a)			Estimated Future Payouts Under Equity Incentive Plan Awards(b)			All Other Stock Awards: Number of Shares of Stock or Units (#)(c)	All Other Option Awards: Number of Securities Underlying Options (#)(d)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(e)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jim Fitterling	2/8/2023	2/8/2023	-	2,966,600	5,933,200							
	2/9/2023	2/9/2023				-	151,830	303,660				9,723,193
	2/9/2023	2/9/2023							35,040			2,070,163
	2/9/2023	2/9/2023								227,540	59.08	2,760,060
Jeffrey L. Tate	10/24/2023	10/12/2023				-			71,081			3,500,028
Howard Ungerleider	2/8/2023	2/8/2023	-	1,559,504	3,119,009							
	2/9/2023	2/9/2023				-	53,330	106,660				3,415,253
	2/9/2023	2/9/2023							12,310			727,275
	2/9/2023	2/9/2023								79,910	59.08	969,308
John M. Sampson	2/8/2023	2/8/2023	-	704,471	1,408,943							
	2/9/2023	2/9/2023				-	25,790	51,580				1,651,592
	2/9/2023	2/9/2023							5,950			351,526
	2/9/2023	2/9/2023								38,640	59.08	468,703
	12/18/2023	12/18/2023							46,083			2,500,003
A. N. Sreeram	2/8/2023	2/8/2023	-	875,771	1,751,542							
	2/9/2023	2/9/2023				-	32,810	65,620				2,101,152
	2/9/2023	2/9/2023							7,580			447,826
	2/9/2023	2/9/2023								49,170	59.08	596,432
Amy E. Wilson	2/8/2023	2/8/2023	-	829,572	1,659,144							
	2/9/2023	2/9/2023				-	32,500	65,000				2,081,300
	2/9/2023	2/9/2023							7,500			443,100
	2/9/2023	2/9/2023								48,700	59.08	590,731

(a) Performance Award program as described in the section titled "Performance Award" of the CD&A.

(b) PSUs as described in the section titled "Long-Term Incentive Compensation" of the CD&A. Maximum amount represents payout at 200% reflecting overall program cap.

(c) RSUs as described in the section titled "Long-Term Incentive Compensation" of the CD&A, including a one-time equity award for Mr. Tate granted in October 2023 and a one-time equity award for Mr. Sampson granted in December 2023.

(d) Stock Option awards as described in the section titled "Long-Term Incentive Compensation" of the CD&A.

(e) Amounts represent the aggregate grant date fair value of awards in the year of the award in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS

The following table lists outstanding equity awards for each NEO as of December 31, 2023, including outstanding equity awards from past years.

Name	Grant Date	Option Awards Number of Securities Underlying Unexercised Options (#) Exercisable[a]	Option Awards Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)[b]	Stock Awards Market Value of Shares or Units of Stock That Have Not Vested ($)[b][c]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[d]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[c][d]
Jim Fitterling	02/13/2015	94,395	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	128,487	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	97,436	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	102,415	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	04/11/2019	262,830	-	54.89	02/11/2029	n/a	n/a	n/a	n/a
	02/13/2020	407,480	-	48.30	02/13/2030	n/a	n/a	n/a	n/a
	02/11/2021	163,293	81,647	57.67	02/11/2031	31,943[e]	1,751,754	143,150	7,850,346
	02/10/2022	80,626	161,254	60.95	02/10/2032	31,885[e]	1,748,573	142,910	7,837,184
	02/09/2023	-	227,540	59.08	02/09/2033	33,878[e]	1,857,870	151,830	8,326,357
Jeffrey L. Tate	10/24/2023	-	-	n/a	n/a	71,081	3,898,082	n/a	n/a
Howard Ungerleider	02/13/2015	94,395	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	105,493	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	85,125	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	89,478	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	04/11/2019	103,880	-	54.89	02/11/2029	n/a	n/a	n/a	n/a
	02/13/2020	146,020	-	48.30	02/13/2030	n/a	n/a	n/a	n/a
	02/11/2021	58,120	29,060	57.67	02/11/2031	11,370[e]	623,531	50,950	2,794,098
	02/10/2022	28,040	56,080	60.95	02/10/2032	11,089[e]	608,121	49,700	2,725,548
	02/09/2023	-	79,910	59.08	02/09/2033	11,901[e]	652,651	53,330	2,924,617
John M. Sampson	02/13/2015	3,786	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/11/2021	24,433	12,217	57.67	02/11/2031	4,803[e]	263,397	21,420	1,174,673
	02/10/2022	13,180	26,360	60.95	02/10/2032	5,211[e]	285,771	23,360	1,281,062
	02/09/2023	-	38,640	59.08	02/09/2033	5,752[e]	315,440	25,790	1,414,324
	12/18/2023	-	-	n/a	n/a	46,083	2,527,192	n/a	n/a
A. N. Sreeram	02/15/2018	56,060	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	02/13/2020	30,564	-	48.30	02/13/2030	n/a	n/a	n/a	n/a
	02/11/2021	17,360	17,360	57.67	02/11/2031	6,796[e]	372,693	30,440	1,669,330
	02/10/2022	17,090	34,180	60.95	02/10/2032	6,757[e]	370,554	30,290	1,661,104
	02/09/2023	-	49,170	59.08	02/09/2033	7,328[e]	401,868	32,810	1,799,300
Amy E. Wilson	02/13/2015	5,874	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/10/2017	4,719	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	4,206	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	10/10/2018	142,250	-	60.08	10/10/2028	n/a	n/a	n/a	n/a
	04/11/2019	56,330	-	54.89	02/11/2029	n/a	n/a	n/a	n/a
	02/13/2020	60,890	-	48.30	02/13/2030	n/a	n/a	n/a	n/a
	02/11/2021	34,720	17,360	57.67	02/11/2031	7,030	385,525	30,440	1,669,330
	02/10/2022	17,090	34,180	60.95	02/10/2032	6,990	383,332	30,290	1,661,104
	02/09/2023	-	48,700	59.08	02/09/2033	7,500	411,300	32,500	1,782,300

(a) Stock Option awards vest in three equal installments on the first, second and third anniversaries of the grant date shown in the table.

(b) RSUs generally vest and are delivered three years after the grant date. The RSUs granted to Mr. Tate in October 2023 and Mr. Sampson in December 2023 vest and are delivered three years after the grant date. The previously reported RSUs granted to Mr. Ungerleider for retention purposes in November 2022 were forfeited in full at his retirement on January 1, 2024.

(c) Market values are based on the December 29, 2023 closing stock price of $54.84 per share of Dow common stock.

(d) PSUs granted February 10, 2022 will vest and be delivered in February 2025. PSUs granted February 9, 2023 will vest and be delivered in February 2026. PSUs granted February 15, 2024 will vest and be delivered in February 2027. These shares are shown at the target level of performance. The actual number of shares to be delivered will be determined at the end of the three-year performance period.

(e) Amount reported reflects RSUs following share withholding for payment of tax obligations.



OPTION EXERCISES AND STOCK VESTED

The following table summarizes the value received by the NEOs from Stock Options exercised and stock awards vested during 2023:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[a]	Value Realized on Vesting ($)
Jim Fitterling	10,998	137,695	198,687	11,469,347
Jeffrey L. Tate	-	-	-	-
Howard Ungerleider	94,998	1,208,185	141,607	7,802,448
John M. Sampson	-	-	5,668	288,177
A. N. Sreeram	-	-	44,703	2,580,581
Amy E. Wilson	-	-	41,420	2,393,130

(a) Includes settlement of shares from the 2020-2022 Performance Share Program, even if elected to receive as cash.

STOCK INCENTIVE PLAN

The Dow Inc. 2019 Stock Incentive Plan (the "SIP") was adopted immediately prior to the spin-off of Dow from DowDuPont on April 1, 2019. The SIP was amended by the Board on February 11, 2021, and approved by stockholders on April 15, 2021. The number of shares available for issuance under the SIP is 125 million. The SIP authorizes Dow to grant equity-based incentive awards to its and its subsidiaries' eligible employees, non-employee Directors, consultants, advisors and other individuals. In addition, the SIP is used to settle outstanding DowDuPont equity awards that were converted into awards that are denominated in Dow common stock following the spin-off of Dow from DowDuPont on April 1, 2019, which are referred to as "Legacy Awards." These Legacy Awards otherwise generally remain in effect pursuant to their existing terms and the terms of the plan under which they were originally granted.

The Committee has broad authority to grant awards to eligible individuals and to otherwise administer the SIP. Under the SIP, Dow may grant stock options, stock appreciation rights, restricted stock, RSUs, performance awards, PSUs, and other equity-based awards, which may be settled in cash or in shares of Company stock, as determined by the Committee. The Committee has the discretion to establish the vesting conditions applicable to awards and the performance goals applicable to a performance award, and to determine the extent to which any performance goals have been achieved. Awards of restricted stock or RSUs are generally subject to minimum vesting requirements set forth in the SIP, subject to certain limited exceptions. No new awards may be issued under the SIP after the tenth anniversary of the plan's effective date, or earlier if the Board terminates the plan.

EMPLOYEE STOCK PURCHASE PLAN

The Dow Inc. 2021 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board on February 11, 2021, and approved by stockholders on April 15, 2021. The purpose of the ESPP is to encourage and enable eligible employees to acquire property interests in the Company through ownership of the Company's common stock and to align the interest of employees with those of the Company's stockholders. Under the ESPP, most employees are eligible to purchase shares of common stock of Dow Inc. valued at up to 10 percent of their annual total base salary or wages, subject to applicable tax and local laws. The number of shares purchased in any offering period is determined using the amount contributed by the employee divided by the plan price. The plan price of the stock is equal to 85 percent of the fair market value (closing price) of the common stock at the beginning or ending of the offering period, whichever is lower. The plan price is fixed upon the close of the offering period. The aggregate number of shares that may be issued under the ESPP may not exceed 25 million shares. NEOs are eligible to participate under the ESPP on the same basis as all other eligible employees.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows the Equity Compensation Plan Information as of December 31, 2023.

	(1)	(2)	(3)
Plan Category	# of securities to be issued upon exercise of outstanding options, warrants, rights	Weighted-average exercise price of outstanding options, warrants, rights ($)	# of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))
Equity Compensation Plans Approved by Security Holders	28,914,066[a]	62.63[b]	70,637,329[c]
Equity Compensation Plans Not Approved by Security Holders	-	-	-

(a) Includes shares to be issued in connection with Stock Options, stock appreciation rights, RSUs and PSUs granted under the SIP and the Legacy Awards. Total Shares to be issued are determined using the "fungible method" of counting shares which assumes 2.1 shares for each RSU and PSU award and one share for each Stock Option. Forfeited or expired awards result in related shares being added back into the share pool at the fungible ratios.

(b) Calculation does not include outstanding PSUs or RSUs because exercise price is not applicable.

(c) A total of 125 million shares were authorized under the SIP. A total of 25 million shares were authorized under the ESPP. Total includes 45,938,994 shares available under the SIP, 7,342,696 shares available for the Legacy Awards, and 17,355,639 shares available under the ESPP.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, following is information about the relationship of the annual total compensation of employees (other than the CEO) and the annual total compensation of the CEO.

The median employee was selected from the Dow population worldwide, excluding the CEO, as of November 30, 2023 using base salary and Performance Award at target as the consistently applied compensation measure. The Company calculated annual base salary based on a reasonable estimate of hours worked during 2023 for hourly workers, and upon salary level for the remaining employees. The Company used a statistical sampling methodology to identify all employees whom the Company expected to be paid within a 0.1 percent range of the median. The Company selected the representative employee from that group for purposes of calculating the ratio of CEO pay to median employee pay.

For 2023, the annual total compensation for the median employee was $94,600, and the annual total compensation of the CEO, as reported in the Summary Compensation Table was $20,829,446. Based upon the calculation of compensation for both the CEO and the median employee, the ratio of CEO pay to median employee pay for 2023 was approximately 220:1.

The pay ratio presented above is a reasonable estimate. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the pay ratio may not be comparable to the pay ratio reported by other companies.



PAY VERSUS PERFORMANCE

The following table and supporting graphics below set out information regarding fiscal years ended December 31, 2023, 2022, 2021 and 2020 in satisfaction of Item 402(v) of Regulation S-K. The Company's compensation programs have a history of aligning pay and performance. This is demonstrated in the Company selected measure listed below: Cumulative Cash from Operations, which focuses on the importance of cash generation from core operations and, on a cumulative basis, serves as a performance metric for the Performance Share Program—the largest component of executive officer compensation; together with the additional financial and non-financial measures which make up the components of our short-term and long-term incentive programs. For detail on the Company's executive compensation programs, see the CD&A section beginning on page 55. In this section, PEO means "Principal Executive Officer," SCT means "Summary Compensation Table," and CAP means "compensation actually paid."

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[5]	Net Income ($)[6]	Cumulative Cash From Operations ($)[7]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	20,829,446	22,499,971	6,430,289	6,571,425	123	119	660	5,164
2022	19,464,652	17,047,734	7,645,272	7,534,880	108	101	4,640	7,486
2021	24,858,892	19,205,009	6,097,704	5,644,356	115	149	6,405	7,069
2020	22,211,255	21,259,321	6,211,458	6,087,802	108	118	1,294	6,252

Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

(1) For 2020, 2021, 2022 and 2023, the PEO was Jim Fitterling. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Fitterling for each corresponding year in the "Total" column of the SCT.

(2) The dollar amounts reported in column (c) represent the amount of CAP to the PEO computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the PEO's total compensation for each year to determine the CAP:

PEO SCT TOTAL TO CAP RECONCILIATION

Year	Reported Summary Compensation Table Total for PEO ($)	Minus: Reported Summary Compensation Table Value of Equity Awards ($)[i]	Plus: Equity Award Adjustments ($)[iii]	Minus: Reported Change in the Actuarial Present Value of Pension Benefits in Summary Compensation Table ($)[ii]	Plus: Pension Benefit Adjustments ($)[iii]	Compensation Actually Paid to PEO ($)
2023	20,829,446	14,553,416	16,851,035	1,019,471	392,377	22,499,971
2022	19,464,652	14,097,926	10,881,618	68	799,459	17,047,734
2021	24,858,892	13,246,307	11,504,053	4,634,995	723,366	19,205,009
2020	22,211,255	12,008,723	16,179,447	5,447,988	325,329	21,259,321

(i) The amounts included in this column are the amounts reported in "Stock Awards" and "Option Awards" column of the SCT for each applicable year. The value of dividends or other earnings paid on stock or option awards are reflected in the value of the award in the SCT for each applicable year.

(ii) The amounts included in this column are the amounts reported in "Change in Pension and Nonqualified Deferred Compensation" column of the SCT for each applicable year.

(iii) The equity award and pension benefit adjustments for each applicable year were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K. Total Pension Benefit Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period. The amounts deducted or added in calculating the equity award adjustments for the PEO are provided in the table below.

| | Equity Award Adjustments | | | | |
Year	Year End Fair Value of Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Awards ($)	Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2023	12,830,767	2,389,171	60,134	1,570,964	16,851,035
2022	11,695,371	(1,220,439)	59,513	347,173	10,881,618
2021	12,118,397	(1,093,085)	61,289	417,453	11,504,053
2020	16,538,743	611,293	72,023	(1,042,613)	16,179,447

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding the PEO) in the "Total" column of the SCT in each applicable year. For 2020, the Non-PEO NEOs were Howard Ungerleider, Peter Holicki, A. N. Sreeram and Amy E. Wilson. For 2021, the Non-PEO NEOs were Howard Ungerleider, John M. Sampson, A. N. Sreeram and Amy E. Wilson. For 2022, the Non-PEO NEOs were Howard Ungerleider, Karen S. Carter, A. N. Sreeram and Jane Palmieri. For 2023, the Non-PEO NEOs are Howard Ungerleider, Jeffrey L. Tate, John M. Sampson, A. N. Sreeram and Amy E. Wilson.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-PEO NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the Non-PEO NEOs as a group for each year to determine the compensation actually paid:

AVERAGE NON-PEO SCT TOTAL TO CAP RECONCILIATION

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Minus: Average Reported Summary Compensation Table Value of Equity Awards for Non-PEO NEOs ($)	Plus: Average Equity Award Adjustments ($)[i]	Minus: Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Plus: Average Pension Benefit Adjustments ($)[i]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	6,430,289	3,968,846	4,632,540	702,881	180,323	6,571,425
2022	7,645,272	5,618,665	5,131,639	0	376,633	7,534,880
2021	6,097,704	3,082,744	2,793,731	462,727	298,393	5,644,356
2020	6,211,458	2,877,505	3,802,873	1,405,525	356,501	6,087,802

(i) The amounts deducted or added in calculating the total average equity award adjustments are provided in the table below. Total Average Pension Benefit Adjustments are equal to the Average Pension Service Costs incurred during the relevant period. No Average Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.

| | Equity Award Adjustments | | | | |
Year	Average Year End Fair Value of Awards Granted in the Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Awards ($)	Average Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Average Equity Award Adjustments ($)
2023	3,738,343	554,330	9,372	330,495	4,632,540
2022	5,350,456	(324,174)	3,166	102,192	5,131,639
2021	2,833,284	(139,374)	2,053	97,768	2,793,731
2020	3,980,323	259,124	0	(436,574)	3,802,873

(5) For 2020 and 2021, the Company utilized the S&P 500 Chemicals Index. The dollar value in this column for 2020 and 2021 reflects the S&P 500 Chemicals Index TSR. In 2022, the Company selected a custom financial peer group for purposes of its TSR benchmarking for the pay versus performance disclosures and on a go forward basis (the "Peer Group"). The Peer Group TSR for 2020 and 2021 are $108 and $120, respectively. The previously reported Peer Group TSR for 2021 and 2022 have been revised to reflect market capitalization weightings at the beginning of each measurement period, in accordance with the requirements of Item 402(v) of Regulation S-K. The constituents of the Peer Group are publicly traded companies that more closely correlate to Dow's business at the enterprise level. The Peer Group is comprised of: Arkema SA, BASF Corporation, Covestro AG, Eastman Chemical Company, Huntsman Corporation, LyondellBasell Industries N.V., and Wacker Chemie AG. The cumulative TSR depicts a hypothetical $100 investment in Dow common stock on December 31, 2019, and shows the value of that investment over time (assuming the reinvestment of dividends) for each calendar year. A hypothetical $100 investment in the Peer Group using the same methodology is shown for comparison.

(6) Presented in millions. Net income is as listed in the Company's financial statements in accordance with GAAP.

(7) Presented in millions. The dollar value in this column reflects cash from operations for that calendar year. Cumulative Cash from Operations under the Company's Performance Share Program is calculated by aggregating cash from operations for each calendar year for a three year period for the relevant performance period as described in the section titled "Long-Term Incentive Compensation" in the CD&A.



Most Important Performance Measures

The seven items listed below represent the most important metrics used to link CAP to Company performance for the 2023 fiscal year as further described in the sections titled "Performance Award" and "Long-Term Incentive Compensation" of the CD&A.

- Cumulative Cash from Operations
- Free Cash Flow
- Operating EBIT
- Operating ROC
- Relative TSR
- Inclusion Metrics
- Sustainability Metrics



1 The cumulative TSR depicts a hypothetical $100 investment in Dow common stock on December 31, 2019, and shows the value of that investment over time (assuming the reinvestment of dividends) for each calendar year. A hypothetical $100 investment in the Peer Group using the same methodology is shown for comparison. The S&P 500 Chemicals Index was utilized as a peer group for purposes of Item 201(e) of Regulation S-K prior to 2022 and is listed here for reference purposes as part of the related transition rule.

Free Cash Flow, Operating EBIT and Operating ROC are non-GAAP measures. For definitions, see Select Financial Information in the Appendix.

COMPANY SELECTED METRIC

As referenced, we believe long-term, performance-based equity incentive awards create alignment with stockholders' interests. As shown in the chart below, the Company's Cash from Operations (the one year component of Cumulative Cash from Operations) demonstrates cash generation from core operations.





NET INCOME GRAPHICAL REPRESENTATION

Set forth below in accordance with Item 402(v) of Regulation S-K is a graphical representation of Net Income compared to CAP, as well as corresponding supplemental graphical representation of Net Income compared to SCT.





DOW TSR GRAPHICAL REPRESENTATION

Set forth below in accordance with Item 402(v) of Regulation S-K is a graphical representation of cumulative TSR compared to CAP, as well as corresponding supplemental graphical representation of cumulative TSR compared to SCT.







BENEFITS

Dow provides benefits (including retirement benefits) to eligible employees, including the eligible NEOs, through a combination of qualified and non-qualified plans. The NEOs are entitled to participate in the same tax-qualified retirement plans as most other U.S.-based salaried employees. In addition, Dow has established non-qualified retirement programs intended to provide eligible highly compensated employees with the retirement benefits they would have received under Dow's tax-qualified retirement plans but for limitations imposed on tax-qualified plans under the U.S. Internal Revenue Code of 1986 (the "Internal Revenue Code"). The NEOs are eligible to participate in the same non-qualified retirement plans, and on the same terms, as all other highly compensated salaried employees who satisfy the plans' eligibility requirements.

On March 4, 2021, the Company announced to its employees changes to the design of TDCC's U.S. tax-qualified and non-qualified retirement programs. These changes impacted TDCC U.S. eligible employees beginning in 2022. All of the NEOs were impacted on the same basis as all other eligible employees and officers with the same years of credited service.

First, new benefit accruals under TDCC's U.S. tax-qualified and non-qualified defined benefit plans, including the DEPP and the ESRP, ceased as of December 31, 2023 (the "Effective Date"), and no new accruals will be earned after the Effective Date. All of the NEOs participate in the DEPP and the ESRP. Although the DEPP and the ESRP were frozen to new accruals as of the Effective Date, all plan participants of the DEPP and ESRP, including all NEOs, retained all benefits accrued up to that date, based on their credited service and pensionable compensation as of the Effective Date. In addition, NEOs who participate in the DEPP Component or PPA Component will accrue interest on their notional account balances under the plans following the Effective Date, in accordance with the terms of the plans, and on the same basis applicable to other employees who participate in those plans and formulas.

Second, TDCC announced modifications to employer contributions provided under TDCC's tax-qualified and non-qualified defined contribution plans. These modifications affect all eligible U.S. employees, including all of the NEOs. On January 1, 2022, all eligible U.S. employees began receiving employer matching contributions of up to 5 percent of their eligible compensation. The definition of eligible compensation was amended as of January 2022 to include the Performance Award and overtime for all eligible U.S. employees. In addition, beginning on January 1, 2024, all eligible U.S. employees received an automatic non-elective contribution of 4 percent of their eligible compensation.

PENSION BENEFITS

The following table lists the pension program participation and actuarial present value of each NEO's defined benefit pension as of December 31, 2023:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[a]	Payments During Last Fiscal Year[b]
Jim Fitterling	Dow Employees' Pension Plan	40.0	2,006,133	-
	Dow Executives' Supplemental Retirement Plan	40.0	12,628,899	-
Jeffrey L. Tate[b]	Dow Employees' Pension Plan	27.4	1,150,599	-
	Dow Executives' Supplemental Retirement Plan	27.4	1,404,947	13,394
Howard Ungerleider	Dow Employees' Pension Plan	33.5	1,387,434	-
	Dow Executives' Supplemental Retirement Plan	33.5	2,627,683	-
John M. Sampson[c]	Dow Employees' Pension Plan	3.3	63,444	-
	Dow Executives' Supplemental Retirement Plan	3.3	204,185	-
A. N. Sreeram	Dow Employees' Pension Plan	17.6	1,065,171	-
	Dow Executives' Supplemental Retirement Plan	17.6	2,009,963	-
Amy E. Wilson	Dow Employees' Pension Plan	23.2	1,072,200	-
	Dow Executives' Supplemental Retirement Plan	23.2	4,121,024	-

(a) Unless otherwise noted, all present values were calculated assuming immediate commencement of pension benefits. For the DEPP Component, the form of payment, discount rate (5.30%) and mortality (RP 2014) are based on assumptions used to determine pension plan obligations.

(b) Mr. Tate started his career with the Company in 1992 and departed to join Leggett and Platt, Incorporated as Chief Financial Officer in 2019. He was rehired by the Company on October 24, 2023. Pursuant to the terms of the defined benefit pension plans in which Mr. Tate participated, he received credit for purposes of benefit eligibility for his years of employment service with the Company prior to his 2019 departure. Similarly, his years of service prior to his 2019 departure for benefit accrual purposes were combined with his service since rehire when determining his December 31, 2023 pension benefit. Pursuant to the terms of the non-qualified pension plan, Mr. Tate was required to commence his non-qualified pension benefits at the time of his 2019 departure. These non-qualified pension benefits remain in payment and will offset the value of any future nonqualified benefits.

(c) Mr. Sampson started his career with the Company in 1983 and departed to join Olin Corporation as part of the sale of the Company's chlorine assets in 2015. He was rehired by the Company on October 1, 2020. Pursuant to the terms of the defined benefit pension plans in which Mr. Sampson participated, he received credit for purposes of benefit eligibility for his years of employment service with the Company prior to his 2015 departure. Because the pension liabilities for his pre-2015 service were transferred to Olin Corporation's pension plan, upon rehire, the associated benefit accruals and years of credited service (for benefit accrual purposes) were not restored, and Mr. Sampson began participating in the PPA Component.

DEFINED BENEFIT RETIREMENT PLANS

Pension Plans

TDCC sponsors the Dow Employees' Pension Plan (the "DEPP"), a defined benefit pension plan providing retirement benefits for its U.S. employees and for employees of some of its wholly owned U.S. subsidiaries. Benefits accrued and paid under the DEPP are subject to limitations imposed by the Internal Revenue Code. As previously noted, new benefit accruals under the DEPP ceased effective December 31, 2023.

Eligible employees hired before January 1, 2008 generally earn a benefit under the DEPP Component of the DEPP. Upon retirement, these employees receive an annual pension that is paid in the form of a monthly annuity. The benefit amount is calculated based on the sum of the employee's yearly basic and supplemental accruals calculated in the following manner:

- Basic accruals are calculated based on the employee's highest consecutive three-year average compensation multiplied by a percentage ranging from 4 percent to 18 percent based on the age of the employee in the years earned up to 425 percent.



- Supplemental accruals are for compensation in excess of a rolling 36-month average of the social security wage base. Supplemental accruals range from 1 percent to 4 percent based on the age of the employee in the years earned up to 120 percent.

- The sum of the basic and supplemental accruals is divided by a conversion factor to calculate an immediate monthly benefit.

If the employee terminates employment before age 65 and defers payment of the benefit, the account balance calculated under this formula will be credited with interest until benefit commencement. Due to the cessation of accruals under the DEPP, similar treatment is applied to the benefits of participants employed as of December 31, 2023. All NEOs, with the exception of Mr. Sampson, participate in the DEPP Component.

Eligible employees hired on or after January 1, 2008 and before January 1, 2024, generally earn a benefit under the PPA Component of the DEPP. Each participant has a notional cash balance account that grows annually based on Pay Credits and Interest Credits. At the end of each year, 5 percent of an employee's base salary and actual variable pay is credited to the account ("Pay Credit"). Additionally, the account is credited with an annual interest credit (the "Interest Credit") equal to a specified Interest Credit Rate multiplied by the account balance as of December 31 of the previous year. The Interest Credit Rate is determined annually based on the closing rate on the six-month U.S. Treasury bill on the last business day of September immediately preceding the plan year plus 1.5 percent.

When a vested employee leaves the Company, the PPA Component benefit can be taken as an immediate annuity, as a deferred annuity or as a lump sum. If an employee terminates before age 65 and defers payment of the benefit, the account balance will continue to be credited with Interest Credits (but not Pay Credits) until benefit commencement. Employees become vested in their PPA benefit after three years of service, and all participants who were employed on December 31, 2023 became fully vested regardless of years of service. Mr. Sampson is the only NEO who participates in the PPA Component.

Executives' Supplemental Retirement Plan

Because the Internal Revenue Code limits the benefits otherwise provided by the DEPP, TDCC adopted the Executives' Supplemental Retirement Plan – Supplemental Benefits (the "ESRP") to provide certain highly-compensated employees who participate in the DEPP with non-qualified benefits calculated to approximate the same formulas described above, that, in the aggregate with the tax-qualified benefits, approximates the benefits calculated under the same formulas described above as if the Internal Revenue Code limits did not apply. Some parts of the supplemental benefit may be taken in the form of a lump sum depending upon date of hire and plan participation. All NEOs participate in the ESRP. As previously noted, new benefit accruals under the ESRP ceased effective December 31, 2023.

Dow Employees' Savings Plan

The Company provides all U.S. salaried employees the opportunity to participate in The Dow Chemical Company Employees' Savings Plan, a tax-qualified 401(k) plan (the "Savings Plan"). Since 2022, for salaried employees who contributed 4 percent of eligible compensation, Dow provided a matching contribution of 100 percent of the employee's contribution. For salaried employees who contributed up to an additional 2 percent, Dow provided a 50 percent match. On January 1, 2024, all eligible U.S. employees will begin receiving an automatic non-elective contribution of 4 percent of their eligible compensation. All NEOs participate in the Savings Plan on the same terms as other eligible employees.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information on compensation that participating NEOs elected to defer during 2023:

Name	Executive Contributions in Last Fiscal Year ($)[a][c]	Company Contributions in Last Fiscal Year ($)[b][c]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[d]
Jim Fitterling	80,998	431,546	655,691	-	3,986,975
Jeffrey L. Tate	-	-	-	-	-
Howard Ungerleider	64,595	233,405	172,503	-	977,854
John M. Sampson	96,311	104,383	65,611	-	415,721
A. N. Sreeram	-	72,301	10,194	-	82,495
Amy E. Wilson	-	116,047	47,829	-	303,013

(a) Executive contributions are included in "Salary" for 2023 in the Summary Compensation Table.

(b) Company contributions are included in "All Other Compensation" for 2023 in the Summary Compensation Table.

(c) Executive and Company contributions with respect to Mr. Fitterling of $125,398 during 2021 and $133,329 during 2022, Mr. Ungerleider of $96,776 during 2021 and $98,911 during 2022, Mr. Sampson of $38,825 during 2021 and $126,692 during 2022, and Ms. Wilson of $44,194 during 2021 and $17,408 during 2022 are included in "All Other Compensation" in the Summary Compensation Table.

(d) In connection with the previously announced cessation of pension accruals and transition to an enhanced defined contribution plan model, the Company changed its administrative process in 2023 to shift the allocation timing and recognition of certain Company contributions to the Elective Deferral Plan. Accordingly, the 2023 amounts reflect two years of these contributions, i.e., the amounts that would have been reported for 2023 and 2024 prior to the administrative change.

DOW ELECTIVE DEFERRAL PLAN

Because the Internal Revenue Code limits contributions to the Savings Plan, the Board adopted The Dow Chemical Company Elective Deferral Plan Post 2004, a non-qualified deferred compensation plan (the "EDP"), in order to further assist employees in saving for retirement. The EDP allows eligible participants to voluntarily defer the receipt of base salary (maximum deferral of 75 percent) and Performance Award (maximum deferral of 100 percent). Participation is limited to employees whose combined total of base salary and Performance Award at 100 percent target is expected to exceed the compensation limit set forth in Section 401(a)(17) of the Internal Revenue Code. This determination is made annually.

Beginning with the 2022 plan year, each participant enrolled in the EDP receives a "matching" contribution from the Company equal to 5 percent multiplied by the greater of the participant's compensation in excess of the Internal Revenue Code Section 401(a)(17) limit or the participant's deferrals for the applicable year. On January 1, 2024, eligible participants will begin receiving an additional 4 percent non-elective Company contribution.

Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Dow credit spread, as well as a line-up of funds similar to those available under the Savings Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

All of the NEOs are retirement eligible. In the event of their retirement, the NEOs are entitled to receive benefits similar to those available to most other salaried U.S. employees. These benefits are described in the table below, together with the impact of various types of separation events on the different compensation elements the NEOs receive.



Retirement, Death or Disability

The NEOs are entitled to receive benefits and equity award treatment in the event of their retirement, death or disability, on a similar basis as most other salaried U.S. employees as summarized in the table below:

Base Salary	Paid through date of separation on the normal schedule
Annual Incentive	Prorated for the portion of the year worked and paid on the normal schedule
LTI Awards	***Age/Service Requirements Met:*** If an executive meets the age 55 minimum and 10-year service requirements and separates other than for cause, the executive's LTI awards will be subject to the following treatment: • Vesting and expiration periods (with respect to stock options) and delivery dates (with respect to RSUs and PSUs) remain unchanged as if the executive had remained employed, except that awards made in the same year as termination vest pro rata for the number of months worked during the year or are forfeited if the executive worked less than six months of the year. ***Age/Service Requirements Not Met:*** If an executive does not meet these age and service requirements (or the award does not provide for vesting upon reaching age and service requirements) and separates other than for cause, the executive's LTI awards will be subject to the following treatment: • Vesting and expiration periods (with respect to stock options) or delivery dates (with respect to RSUs and PSUs) remain unchanged as if the executive had remained employed and awards are prorated for the number of months worked during the vesting period, except that awards made in the same year as termination are forfeited if the executive worked less than six months of the year. ***Voluntary Separation:*** If the executive voluntarily separates before meeting the age and service requirements of a particular unvested award, such award is forfeited. ***Death or Disability:*** In December 2023, the Committee amended Dow's future LTI award treatment to allow for full vesting of grants awarded in the same calendar year of an employee's death or disability. • In the case of death: Current and prior year grants fully vest immediately. Stock options are immediately exercisable. RSU grants are distributed within 60 days. PSUs are distributed in accordance with the original delivery schedule. • In the case of disability: Current and prior year stock option grants vest and become exercisable in accordance with the original vesting schedule. Current and prior year RSU and PSU grants vest and are delivered in accordance with the original delivery schedule.
Retirement Plans	Participants have access to the following retirement plan benefits, subject to their respective elections and pursuant to the applicable vesting requirements and other plan terms: • Pension benefits • Defined contribution 401(k) plan • Non-qualified deferred compensation programs
Other Benefits	May be eligible for retiree medical and life insurance coverage, subject to their respective country's policy and practice.

Involuntary Termination with Cause

In the event of an involuntary termination with cause, all outstanding equity awards are forfeited and incentive income (including LTI) may be recovered by Dow pursuant to the Compensation Clawback Policy, irrespective of whether the retirement age/service requirements are met and whether notice of retirement has been delivered, if the requirements for recovery under the Compensation Clawback Policy are met.

Involuntary Termination without Cause

In the event of an involuntary termination without cause, LTI awards will be treated as described in the table above, depending on whether the executive met the age and years of service requirements referenced above.

In addition, each NEO would be entitled to the same benefits as most other U.S.-based salaried employees upon an involuntary termination without cause:

- A lump-sum severance payment of two weeks per year of service (up to a maximum of eighteen months) under the U.S. Severance Plan, plus six months base salary under the Executive Severance Supplement. The U.S. Severance Plan covers most salaried employees in the United States.

- Outplacement counseling and financial/tax planning with a value of $30,000.

- If eligible for retiree medical (as described above under "Other Retirement Benefits"), eighteen months of health and welfare benefits at employee rates.

Double Trigger Change-in-Control

Equity awards held by employees and officers have a double trigger change-in-control provision whereby the awards will become fully vested upon the holder's involuntary termination of employment without cause within 24 months following a change-in-control. Dow does not have and does not intend to enter into change-in-control severance or similar agreements with the executive officers.



Involuntary Termination or Change-in-Control Values

The following table summarizes the compensation and benefits that the NEOs would have received under Dow's existing plans had a change-in-control occurred on December 31, 2023 or had their employment been terminated on that date under specified circumstances. The amounts shown are not necessarily indicative of what Dow will pay under similar circumstances because a wide variety of factors can affect payment amounts, which, as a result, can be determined with certainty only when an actual change-in-control or termination event occurs.

Name	Type of Benefit	Involuntary Termination Without Cause ($)[a]	Change-in-Control ($)[b]
Jim Fitterling	Severance	3,390,400	3,390,400
	Double Trigger LTI Acceleration	n/a	29,372,085
	Increase in Present Value of Pension	n/a	(445,522)
	Health & Welfare Benefits	12,897	12,897
	Outplacement & Financial Planning	30,000	30,000
Jeffrey L. Tate	Severance	1,390,692	1,390,692
	Double Trigger LTI Acceleration	n/a	3,898,082
	Increase in Present Value of Pension	n/a	(20,209)
	Health & Welfare Benefits	50,553	50,553
	Outplacement & Financial Planning	30,000	30,000
Howard Ungerleider	Severance	2,324,262	2,324,262
	Double Trigger LTI Acceleration	n/a	10,328,566
	Increase in Present Value of Pension	n/a	(31,509)
	Health & Welfare Benefits	14,985	14,985
	Outplacement & Financial Planning	30,000	30,000
John M. Sampson	Severance	1,565,492	1,565,492
	Double Trigger LTI Acceleration	n/a	7,261,858
	Increase in Present Value of Pension	n/a	0
	Health & Welfare Benefits	12,897	12,897
	Outplacement & Financial Planning	30,000	30,000
A. N. Sreeram	Severance	1,084,963	1,084,963
	Double Trigger LTI Acceleration	n/a	6,274,848
	Increase in Present Value of Pension	n/a	(29,621)
	Health & Welfare Benefits	7,893	7,893
	Outplacement & Financial Planning	30,000	30,000
Amy E. Wilson	Severance	1,155,019	1,155,019
	Double Trigger LTI Acceleration	n/a	6,292,890
	Increase in Present Value of Pension	n/a	2,436
	Health & Welfare Benefits	15,318	15,318
	Outplacement & Financial Planning	30,000	30,000

(a) While, as of December 31, 2023, each of the NEOs would have qualified for separation payments applicable under a change-in-control had they been terminated on an involuntary basis without cause, figures in this column are presented as if no underlying change-in-control triggering event existed and the NEO was terminated without cause on December 31, 2023.

(b) Equity compensation values are based on the December 29, 2023 closing stock price of $54.84 per share of Dow common stock. An executive must meet the double trigger requirement of being involuntarily terminated without cause within two years of a change-in-control in order to receive benefits. In addition, the LTI acceleration value in this table includes Performance Shares at target.

INTERLOCKS AND INSIDER PARTICIPATION

During 2023, the following Directors served on the Committee: Samuel R. Allen, Gaurdie E. Banister Jr., Jeff M. Fettig, Jacqueline C. Hinman, Luis Alberto Moreno and Jill S. Wyant. None of the members of the Committee were at any time during 2023 an officer or employee of the Company. None of the executive officers serve as a member of the board of directors or a compensation committee of any entity that has one or more executive officers serving as a member of the Board or the Committee.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT

The Committee reviewed and discussed the CD&A section of the Proxy Statement with Company management. Based on this review and discussion, the Committee recommended to the Board that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 as incorporated by reference from this Proxy Statement.

The Committee operates pursuant to a Charter that is available on the Company's website at *www.dow.com/investors*.

This report is submitted by the Committee.

Jeff M. Fettig, Chair
Samuel R. Allen

Gaurdie E. Banister Jr.
Jacqueline C. Hinman
Luis Alberto Moreno
Jill S. Wyant



Agenda Item 2

ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, the Company is asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. As described in the CD&A section of this Proxy Statement, executive compensation programs are designed to attract and retain talent through the alignment of pay and financial interests of the executives with stockholder value creation.

As described in the CD&A section, the Compensation and Leadership Development Committee believes the executive compensation programs create incentives for strong operational performance and for the long-term benefit of the Company.

Beginning in 2011, a "say on pay" advisory vote to approve executive compensation has been required for all U.S. public companies under Section 14A of the Exchange Act. Therefore, in accordance with the Exchange Act, and as a matter of good corporate governance, the Company is asking stockholders to approve the following non-binding advisory resolution at the 2024 Meeting:

RESOLVED, that the stockholders of Dow Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders.

This advisory resolution is non-binding on the Board. Although non-binding, the Board and the Compensation and Leadership Development Committee will review and carefully consider the voting results when evaluating the executive compensation programs.

Unless the Board modifies its policy on the frequency of holding "say on pay" advisory votes, the next "say on pay" advisory vote will occur at the Company's 2025 Annual Meeting of Stockholders. The Company's stockholders voted at the 2020 Annual Meeting of Stockholders for a one-year frequency of future advisory votes to approve executive compensation.

Vote Required

This Agenda Item 2 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2024 Meeting.

The Board unanimously recommends a vote FOR the approval of the Advisory Resolution to Approve Executive Compensation.

> **The Board unanimously recommends that you vote "FOR" this resolution.**

Agenda Item 3

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RESOLVED, that the appointment of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for 2024, made by the Audit Committee with the concurrence of the Board, is hereby ratified.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Company Bylaws provide that the selection of the independent registered public accounting firm is subject to stockholder ratification at each Annual Meeting. The Audit Committee has appointed, and the Board has concurred subject to your ratification, Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for 2024. Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1905. Deloitte & Touche LLP has offices at or near most of the locations where Dow operates in the United States and other countries. The members of the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP is in the best interests of the Company and its investors.

Before making its determination on appointment, the Audit Committee carefully considers the qualifications and competence of candidates for the independent registered public accounting firm. For Deloitte & Touche LLP, this has included a review of its performance in prior years, its independence and processes for maintaining independence, the results of the most recent internal quality control review or Public Company Accounting Oversight Board inspection, the key members of the audit engagement team, and the firm's approach to resolving significant accounting and auditing matters including consultation with the firm's national office as well as its reputation for integrity and competence in the fields of accounting and auditing. Under the Audit Committee Charter, the Audit Committee has established formal preapproval policies and procedures that involve the use of preapproval service categories for audit, audit-related, and permitted non-audit services that are routinely provided by Deloitte & Touche LLP. Such policies and procedures are detailed as to the particular individual services that may be performed within each preapproval category and such policies and procedures do not include the delegation of the Audit Committee's responsibilities to management. The Audit Committee is informed of each service performed, the fee arrangement, and amounts incurred within each preapproval category as presented by Deloitte & Touche LLP and reviewed by the Audit Committee at each Audit Committee meeting. The Audit Committee is directly involved in the selection of the lead engagement partner in conjunction with the mandated rotation of this position. Additional information may be found in the Audit Committee Report on page 104 and Audit Committee Charter available on the Company's website at *www.dow.com/investors.*

The Audit Committee has expressed its satisfaction with Deloitte & Touche LLP. In October 2023, Deloitte & Touche LLP advised the Audit Committee that, like all other major accounting firms, it has been named as a defendant in a number of civil lawsuits, most of which are premised on allegations that financial statements issued by clients and reported on by the firm were incorrect. Deloitte & Touche LLP has further advised the Audit Committee that based on the firm's historical experience and understanding of the circumstances giving rise to such lawsuits, the firm does not believe that they will have a significant impact on the firm's ability to serve as the independent registered public accounting firm for the Company. The Audit Committee has concluded that the ability of Deloitte & Touche LLP to perform services for the Company is not adversely affected by such litigation.

Representatives of Deloitte & Touche LLP will attend the 2024 Meeting and will have the opportunity to make a statement if they desire to do so and may respond to appropriate stockholder questions.



Vote Required

This Agenda Item 3 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will be counted and have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote shares held in beneficial name only on this Agenda Item 3, without instruction from you.

In the event that the selection of Deloitte & Touche LLP is not ratified by stockholders, the Audit Committee will take that into account in connection with any future decisions as to the selection of a firm to serve as the Company's auditors; although, by law, the Audit Committee has final authority over the determination of whether to retain Deloitte & Touche LLP or another firm at any time.

The Board unanimously recommends that stockholders vote FOR the resolution to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the Company and its subsidiaries for 2024.

Independent Registered Public Accounting Firm Fees

For the years ended December 31, 2023 and 2022, professional services were performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates. Total fees for the years ended December 31, 2023 and 2022, for the independent registered public accounting firm were:

Type of Fees In thousands	2023	2022
Audit Fees [1]	$21,389	$21,051
Audit-Related Fees [2]	1,152	1,586
Tax Fees [3]	595	686
TOTAL	**$23,136**	**$23,323**

1   The aggregate fees billed primarily for the integrated audit of the Company's annual financial statements and internal control over financial reporting, the reviews of the financial statements in Quarterly Reports on Form 10-Q, comfort letters, statutory audits, and other regulatory filings.

2   The aggregate fees billed primarily for audits of assessment of controls relating to the services audit report, consultation on audit related GAAP matters, and services for sustainability reporting.

3   The aggregate fees billed primarily for corporate tax consulting and tax compliance services.

The Board unanimously recommends that you vote "FOR" this resolution.

Audit Committee Report

The Audit Committee operates pursuant to a Charter that is available on the Company's website at *www.dow.com/investors*. All references to Committee in this report refer to the Audit Committee.

The Committee is comprised entirely of independent Directors who meet the independence, experience and other qualification requirements of the NYSE and the Company. The Board has determined that the following Committee members are financially literate and are audit committee financial experts as defined by the applicable standards: Wesley G. Bush, Richard K. Davis, Jerri DeVard, Debra L. Dial and Daniel W. Yohannes.

Dow held nine Audit Committee meetings during 2023. Five meetings were regularly scheduled meetings that included separate executive sessions of the Committee with time allowed to meet with the Lead Client Service Partner of the independent registered public accounting firm, the Corporate Auditor, the General Counsel, the Controller, the Chief Financial Officer and other members of management as requested, as well as among the Committee members themselves. Four meetings were conference calls related to the Company's quarterly financial results, and related announcements and periodic filings. Numerous other informal meetings and communications among the Committee members, the independent registered public accounting firm, the internal auditor and/or members of the Company's management also occurred.

On behalf of the Board, the Committee oversees the Company's financial reporting process and its internal control over financial reporting, areas for which management has the primary responsibility. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States and for issuing its report on the Company's internal control over financial reporting.

In this context, the Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements and the quarterly unaudited financial statements including the reasonableness of significant estimates and judgments, and the clarity of disclosures related to critical accounting estimates and critical audit matters, matters relating to the Company's internal control over financial reporting and the processes that support certifications of the financial statements by the Company's Chief Executive Officer and Chief Financial Officer.

Among other items, the Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the standards of the Public Company Accounting Oversight Board. The Committee has received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. In addition, the Committee has received written materials addressing Deloitte & Touche LLP's internal quality control procedures and other matters as required by the NYSE listing standards.

Further, the Committee preapproves and reviews audit, audit-related and permitted non-audit services provided by the independent registered public accounting firm to the Company and the related fees for such services. The Committee has pre-approved all services provided and fees charged by the independent registered public accounting firm to the Company, and has concluded that such services are compatible with the auditors' independence. The Committee's Charter allows delegation of authority to preapprove audit, audit-related and permitted non-audit services by the independent registered public accounting firm to a subcommittee consisting of one or more Committee members, provided that such subcommittee decisions be presented to the full Committee at its next scheduled meeting.



Relying on the reviews and discussions referred to above, the Committee recommended to the Board, and the Board approved, that the audited financial statements and management's report on internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC. The Committee has also selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the Company and its subsidiaries for 2024. The Board has concurred with that selection and has presented the matter to the stockholders of the Company for ratification.

This report is submitted by the Audit Committee.

Richard K. Davis, Chair
Wesley G. Bush
Jerri DeVard
Debra L. Dial
Daniel W. Yohannes

Agenda Item 4

STOCKHOLDER PROPOSAL — SHAREHOLDER RIGHT TO ACT BY WRITTEN CONSENT

The following stockholder proposal has been submitted to the Company for action at the 2024 Meeting by John Chevedden on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021. The proponent beneficially owned the minimum number of shares to support the submission of the proposal. The proposal and supporting statement have been reprinted as they were submitted, and the Company is not responsible for their accuracy or content. If properly presented at the 2024 Meeting, the Board unanimously recommends a vote AGAINST this proposal.

 **The Board unanimously recommends that you vote "AGAINST" this proposal.**

Shareholder Proposal


Proposal 4 – Shareholder Right to Act by Written Consent


NOTE: The graphic below was submitted as part of the shareholder proposal and the proponents requested to place the graphic in this location of the proposal. The graphic does not reflect the recommendation of the Board.



Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

It is important for shareholders to have the right to act by written consent when there is a high stock ownership threshold to call for a special shareholder meeting. Theoretically 25% of Dow shares outstanding can call for a special shareholder meeting. However this translates into a 35% stock ownership threshold based on the shares that vote at the annual meeting. It would be hopeless to expect that the shares that do not have time to vote would have the time for the bureaucratic procedures to call for special shareholder meeting.

Taking action by written consent is more important with the widespread use of online shareholder meetings. Thus calling a special shareholder can now hardly be called transparent because with on line shareholder meetings the Board of Directors has more control of who can speak. At an online shareholder meeting the Board of Director could allow only one shareholder to speak.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. Thus taking action by written consent could give DOW directors more of an incentive to improve their performance. Dow stock has been on a plateau for years.


Please vote yes:
Shareholder Right to Act by Written Consent — Proposal 4




Company's Statement and Recommendation

The Board unanimously recommends that you vote "AGAINST" this proposal.

The Board and the Corporate Governance Committee have considered this proposal and do not believe that its adoption is in the best interests of the Company and its stockholders. The Board believes that adopting this proposal would restrict important procedural protections necessary for effective governance and increase the risk of potential abuse by denying certain stockholders the ability to participate or vote in major decisions affecting the Company and their interests.

Further, the Company's stockholders voted on the same proposal at the 2021 Annual Meeting (the "2021 proposal") and it was not approved, with approximately 60% of shares voted against the 2021 proposal, which the Board believes demonstrates clear support for the Board's position on this proposal, and more generally, that stockholder action by written consent denies all stockholders the right to consider a matter.

Following receipt of this proposal in connection with the 2024 Annual Meeting, the Board and its Corporate Governance Committee revisited their review conducted in connection with the 2021 proposal and assessed whether there have been any material changes with respect to the considerations taken into account by the Board at that time. As detailed below, the Board continues to believe that adoption of a stockholder right to written consent is not in the best interests of the Company and its stockholders and that the Company's existing corporate governance practices provide robust procedural protections and meaningful opportunities for stockholders to raise their concerns with the Board and management, both inside and outside of the annual meeting cycle, and appropriately balance enhancing stockholder rights while adequately protecting stockholder interests.

Stockholder meetings provide a more transparent, informed and equitable process for all stockholders to exercise their rights. Actions taken through a meeting, whether at an annual or special meeting of stockholders, better serve stockholders' interests because all stockholders are provided an opportunity to participate in an open, transparent and equitable decision-making process. Meetings also provide important procedural protections and advantages that are absent in the written consent process, including, but not limited to, that: (i) meetings are held at a time, date and venue (including a virtual platform) announced publicly in advance with adequate notice and complete information about the proposed stockholder action widely distributed to all stockholders prior to the meeting; (ii) all stockholders have sufficient time and opportunities to consider and discuss the proposed action with other stockholders, the Board and management, which promotes well informed decision-making; and (iii) all stockholders have a chance to participate in the process and cast their votes, and also have greater flexibility to change their decisions given more complete information is provided prior to the proposed action becoming effective.

In contrast, in the written consent process, stockholders with only a majority of outstanding stock would be able to act on a matter without giving other stockholders, the Board or management the opportunity to express their views, ask questions and make opposing arguments, and may result in not all stockholders receiving advance notice of a proposed action prior to its approval by written consent. As a result, such stockholders may be denied the ability to participate or vote in major decisions affecting the Company and their interests. In the supporting statement, the proponent refers to alleged increased control the Board has over who can speak at online stockholders' meetings and states that the Board could limit speakers to one shareholder at an online meeting. The Board disagrees with this argument and notes the Company follows an agenda for its stockholder meetings regardless of whether the meeting is in person, hybrid or virtual and carefully follows its annual meeting procedures, which are publicly available. The 2024 Meeting Rules of Conduct and Procedures are available prior to the 2024 Meeting at *www.proxyvote.com* and during the 2024 Meeting at *www.virtualshareholdermeeting.com/DOW2024*. Rather, adopting a written consent process may exacerbate the proponent's concerns by circumventing the opportunity for all stockholders to consider, voice concerns and vote on the proposed actions.

Stockholders have meaningful existing rights to act inside and outside of the annual meeting cycle. The Company's existing corporate governance practices already provide meaningful opportunities for stockholders to communicate their priorities and concerns with the Board, management and other stockholders. Such practices include the following:

- The Company's Bylaws provide that special meetings of stockholders may be called at the request, in writing, of the holders of record of at least 25% of the outstanding stock of the Company entitled to vote.

- The Company's proxy access Bylaw provision permits eligible stockholders to nominate and include information about director nominees in the Company's proxy materials, as discussed on pages x and 30 of this Proxy Statement under the headings "Future Director Nominees Through Proxy Access" and "Director Candidate Nominations Through Proxy Access," respectively.

- There are no supermajority stockholder voting requirements in the Company's Certificate of Incorporation and Bylaws.

- Our annual stockholder "say-on-pay" vote gives stockholders the opportunity to express their views on executive compensation.

- All of our Directors are elected annually by a majority of the votes cast by stockholders. Directors not elected by a majority of the votes cast are subject to the Company's resignation policy.

- Our Board engages in comprehensive oversight of the Company's strategy, risk management and overall performance with periodic board refreshment based on a rigorous director selection and evaluation process.

The Company's extensive stockholder engagement program provides stockholders with effective access to the Board and management, promoting transparency and accountability. The Company's stockholder engagement program provides stockholders with meaningful opportunities to discuss and deliver direct feedback to the Board and management. Stockholders also have the ability to communicate directly with the Chair, the Independent Lead Director or the independent Directors, as a group or individually, regarding a range of topics. Throughout the year, members of the management team, and in some cases, members of the Board, have extensive dialogue with stockholders. In 2023, the Company engaged with investors who collectively held more than 55% of outstanding shares of common stock of the Company held by institutional stockholders, and carefully considered feedback from these stockholder meetings, including feedback on this topic.

Stockholder action by written consent has the potential for abuse and disenfranchisement of a large group of stockholders while creating substantial confusion and disruption. An action that is not in the interests of longer-term stockholders of the Company's common stock could become effective without the knowledge and consent of a large group of stockholders. Adopting written consent procedures could allow a small group of stockholders engaging in short-term speculation, who have no fiduciary duties to other stockholders, to solicit the fewest possible votes required to act, thereby circumventing the requirement to provide all stockholders an opportunity to consider the arguments, raise any concerns and objections, or present their views. Such action taken by written consent may potentially determine the outcome of any particular issue, including taking significant corporate action, without any input or a vote from other stockholders. Moreover, stockholder action by written consent has the potential to create substantial confusion for stockholders, as it could permit different groups of stockholders to seek consents as frequently as they choose on any number of issues, which may be inconsistent or contradictory and may only benefit a small number of stockholders and not be in the best interest of the Company. This would also impose significant administrative and financial burdens on the Company.

For the reasons discussed above, the Board believes that the adoption of this proposal is not in the best interest of stockholders.

Accordingly, the Board unanimously recommends that stockholders vote AGAINST this proposal.



Vote Required

This Agenda Item 4 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2024 Meeting.

The Board unanimously recommends that you vote "AGAINST" this proposal.

Agenda Item 5

STOCKHOLDER PROPOSAL — SINGLE-USE PLASTICS REPORT

The following stockholder proposal has been submitted to the Company for action at the 2024 Meeting by As You Sow on behalf of Warren Wilson College and Andrew Behar, 2020 Milvia Street, Suite 500, Berkeley, California 94704, and by Mercy Investment Services, Inc., 2039 North Geyer Road, St. Louis, Missouri 63131 as co-filer. The proponents beneficially owned the minimum number of shares to support the submission of the proposal. The proposal and supporting statement have been reprinted as they were submitted, and the Company is not responsible for their accuracy or content. If properly presented at the 2024 Meeting, the Board unanimously recommends a vote AGAINST this proposal.

 **The Board unanimously recommends that you vote "AGAINST" this proposal.**

Shareholder Proposal

WHEREAS: Plastic, with a lifecycle social cost at least ten times its market price, threatens the world's oceans, wildlife, and public health.[1] Concern about the growing impact of global plastic pollution has elevated the issue to crisis levels.[2] Of particular concern are single-use plastics (SUPs) which make up the bulk of the 14-million metric tons of plastic deposited in waterways annually.[3] Without drastic action, this amount could triple by 2040.[4]

A significant reduction in virgin plastic demand is critical to curbing the flow of plastic waste.[5] The leading peer-reviewed plan for plastic pollution reduction, Pew's *Breaking the Plastic Wave*, found that plastic leakage into oceans can be reduced by 80% under its System Change Scenario (SCS) by 2040, but requires a significant absolute reduction of virgin SUPs.[6]

While the petrochemical industry has no specific plan to reduce plastic pollution, countries and consumer brands are beginning to drive reductions in virgin plastic use and call for reduced plastic production.[7] A global plastics treaty is being negotiated. Large SUP users including Unilever, Nestle, Walmart, and Coca-Cola, who may use Dow products, state that the top priority of a global plastics treaty should be "reduction of plastic production and use … focusing on virgin fossil fuel-based plastic."[8]

Dow (the Company) has been cited as the third largest producer of resins bound for SUPs, resulting in 5.3 million tons of plastic waste annually.[9] It has the fourth largest greenhouse gas emissions among top SUP petrochemical producers.[10] Significant reduction in plastic demand could result in stranded assets, disrupting the petrochemical industry.[11] BP, for instance, has concluded that a global SUP ban by 2040 would reduce oil demand growth by 60%.[12]

1   https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf, p.15
2   https://www.science.org/doi/10.1126/sciadv.1700782
3   https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L0904&from=EN; https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf, p.17
4   https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf, p.17
5   https://www.theguardian.com/environment/2021/jul/01/call-for-global-treaty-to-end-production-of-virgin-plastic-by-2040
6   https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf; https://www.science.org/doi/full/10.1126/science.aba9475
7   https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear; https://www.unep.org/resources/report/legal-limits-single-use-plastics-and-microplastics; https://www.unilever.com/news/press-releases/2019/unilever-announces-ambitious-new-commitments-for-a-waste-free- world.html
8   https://www.plasticsnews.com/public-policy/plastics-treaty-talks-open-push-restrain-virgin-resins
9   https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf, p.57
10   https://cdn.minderoo.org/content/uploads/2023/02/04205527/Plastic-Waste-Makers-Index-2023.pdf, p.60
11   https://www.forbes.com/sites/scottcarpenter/2020/09/05/why-the-oil-industrys-400-billion-bet-on-plastics-could- backfire/?sh=6e099bd843fe
12   https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp- energy-outlook-2019.pdf#page=18



A company analysis of the Pew report's SCS, discussing how significant reduction in virgin plastic demand would affect the Company's financial position, would provide shareholders with a better understanding of its demand-related risk assessment and mitigation actions. Further, risks and opportunities associated with the Company's investments in chemical recycling technologies to process plastic waste, which can pose safety, emissions, and efficiency concerns, need to be disclosed.

BE IT RESOLVED: Shareholders request that the Board issue an audited report addressing whether and how a significant reduction in virgin plastic demand, as set forth in *Breaking the Plastic Wave's* System Change Scenario to reduce plastic pollution, would affect the Dow's financial position and assumptions underlying its financial statements. The report should be at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT: Proponents recommend that, at the Board's discretion, the report include:

- Quantification of the Company's polymer production for SUP markets;
- A summary or list of the Company's existing and planned investments that may be materially impacted by the SCS;
- Disclosure of safety, emissions, energy, and process efficiency data associated with planned or operating chemical recycling technologies.

Company's Statement and Recommendation

 **The Board unanimously recommends that you vote "AGAINST" this proposal.**

The Company remains focused on recycling and circularity, including the increased use of recycled and reused plastics. The Board has considered this proposal and deems it unnecessary and not in the best interest of the Company and its stockholders as the Company continues to invest extensively in transforming plastic waste into usable materials and closing the loop as part of a circular economy, all of which have been disclosed and addresses the intent of this proposal. Moreover, single-use[13] plastics bans would not materially impact the Company, as these applications are mainly based on polystyrene, polypropylene and polyester which Dow does not produce, and polyethylene applications in which Dow has little market participation (e.g., retail carry-out bags). The overall demand for polyethylene that Dow produces and for the applications in which we participate remains robust as noted below. As such, the proposed report will be of little value and a waste of resources given that its premise is entirely theoretical and the hypothetical impact is not material to Dow. To the extent the scope of impact were to change, under Dow's existing reporting regime, any material impact to the Company based on a regulatory change or an otherwise sustained change to demand would likely require disclosure in the Company's periodic SEC reports.

Further, the Company's stockholders voted on a substantially similar proposal at the 2023 Annual Meeting of Stockholders (the "2023 proposal") and it was not approved, with approximately 70% of shares voted against the 2023 proposal, which the Board believes demonstrates clear support for the Board's position on this proposal and, more generally, on the Company's existing and past investments in plastics recycling and circularity efforts.

Following receipt of this proposal in connection with the 2024 Meeting, the Board and its Corporate Governance Committee revisited its review conducted in connection with the 2023 proposal and assessed whether there have been any material changes with respect to the considerations taken into account by the Board at that time. The Company's senior management also engaged with stockholders to obtain their feedback on this topic. As detailed below, the Board continues to believe that preparation of an audited report on the reduction of single-use plastics as requested by the proposal is unnecessary and not in the best interests of the Company and its stockholders and, importantly, that the Company is already making disclosures that address the intent of this proposal.

---

[13] Single-Use items such as disposable cutlery, drinking straws, retail carry-out bags, etc.

As disclosed in our Proxy Statement filed with the SEC on March 3, 2023 (the "2023 Proxy Statement"), industry data demonstrates that Dow will NOT be materially impacted by contemplated plastics bans. The data clearly shows that single-use applications currently targeted by bans accounts for 3.5% or less of total plastics demand for those countries considering or adopting such bans.[14] National bans of single-use plastics target items such as take-out food containers, cutlery and cups that are mostly made from polystyrene, polypropylene and polyester, which Dow does NOT directly produce. Further, the materials identified as single-use plastics targeted by these bans do not include essential products in which Dow materials can be found, such as food packaging or medical supplies, for example. Given that Dow's Packaging and Specialty Plastics business will only be tangentially impacted, and overall would not be disproportionately impacted by such bans, even if all the plastics bans under consideration were hypothetically to come into effect, the estimated result would be less than 2% of Dow's total sales based on 2023 revenue, and therefore, not material to the financial performance of the Company.



"Single use" applications currently targeted by bans, accounts for less than 5% of total demand
CHEMICAL MARKET ANALYTICS
BY OPIS, A DOW JONES COMPANY
Global demand for volume plastics, 2022
PET 26%
PVC 13%
PS 3%
EPS 2%
HDPE 15%
LLDPE 11%
LDPE 6%
PP 24%
Source: Chemical Market Analytics by OPIS
© 2022 Oil Price Information Service, LLC.
Global demand for volume plastics, 2022
Consumer Goods 23%
Transportaion 10%
Medical / Personal Care 8%
Other 3%
Single use 3.5%
Packaging 35%
Construction / Infrastructure 18%
PS, 0.2%
PP, 0.7%
HDPE, 1.0%
LDPE, 0.5%
LLDPE, 1.1%
Source: Chemical Market Analytics by OPIS
© 2022 Oil Price Information Service, LLC.
Other Includes wide range of durable and non-durable Industrial applications
© 2022 Oil Price Information Service, LLC. All rights reserved.

Note: The Chemical Market Analytics information referenced herein (the "Dow Jones Materials") are the copyrighted property of Dow Jones or its affiliates ("Dow Jones") and represent data, research, opinions or viewpoints published by Dow Jones, and are not representations of fact. The Dow Jones Materials speak as of the original publication date thereof. The information and opinions expressed in the Dow Jones Materials are subject to change without notice and Dow Jones has no duty or responsibility to update the Dow Jones Materials. Moreover, while the Dow Jones Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses upon which they are based. To the extent permitted by law, Dow Jones shall not be liable for any errors or omissions or any loss, damage or expense incurred by reliance on the Dow Jones Materials or resulting from any omission. No portion of the Dow Jones Materials may be reproduced, reused, or otherwise distributed in any form without the prior written consent of Dow Jones. Content reproduced or redistributed with Dow Jones' permission must display all legal notices, disclaimers and attributions of authorship.

[14] Chemical Markets Analytics by OPIS, a Dow Jones Company.



Moreover, as shown in the chart below, overall growth for polyethylene demand remains robust, with global polyethylene demand expected to grow at approximately 1.2 – 1.4x of gross domestic product. We anticipate this demand will shift toward circular, low-carbon emissions polyethylene products driven by regulations and consumer preferences, which is where we are investing to grow our capacity. These low-carbon emissions materials are expected to incorporate bio-based, recycled (both mechanical and advanced), low-carbon emissions and traditional fossil content, and align directly to the investments we are making which are further detailed below.



Global Polyethylene (PE) Demand (MM MT)
Actual
Forecast
~120
3.5%
150–175
3.0%
200–250
250–300
Mechanical Recycled (MR)
Bio-based (bio)
Advanced Recyled (AR)
Low-Emissions
Traditional Fossil
2022
2030E
2040E
2050E

Source: OECD, Nexant, IHS Markit, IEA, Industry interviews, Dow internal analysis

- **Overall growth ~1.2-1.4X GDP—** demand for PE remains robust
- Demand shifting toward **circular, low-emissions** driven by regulations and consumer preferences
- **>85% of 2050 demand** (AR, bio, low-emissions, traditional fossil) will use the same assets and result in identical products & performance
- **Remaining 15% fulfilled by MR** which is circular & low-emissions, with different performance
- Total fossil-based demand continues to **grow at 2-3%** with a bias towards low/zero-emissions

Note: Circular plastic counts molecules of recycled content only, does not count implied volume of products with circular content; low-emissions uses fossil feedstock with decarbonized process (e.g., carbon capture, utilization and storage); assumes 2.5% GDP growth 2022-2050.

Addressing climate-related risks and opportunities is part of Dow's overall climate strategy, which includes a phased approach to decarbonize while meeting growing demand for Dow's products and contributing to a low-carbon emissions future through continued investment in new products, technologies and processes. Through our Close the Loop target, we continue to innovate and work with our value chain to make progress towards enabling 100% of the packaging applications we sell into to be recyclable or reusable by 2035. In 2022, we enabled 87% of packaging applications we sell into to be recyclable or reusable. By 2030, Dow will reduce its Scope 1 and 2 carbon emissions by 5 million metric tons. This represents a 15% reduction from Dow's 2020 levels, and a 30% reduction from the 2005 levels. Also, through our Transform the Waste target, we are committed to transform plastic waste and other forms of alternative feedstock to commercialize three million metric tons of circular and renewable solutions annually by 2030. With our investment in Fort Saskatchewan, Alberta, Canada, we will commercialize the world's first net-zero Scope 1 and 2 carbon emissions integrated ethylene cracker and derivatives facility to make three million tons of packaging products, representing approximately 25% of our plastics capacity. This project is expected to not only reduce the current site emissions by approximately 1 million tons of CO2 equivalent per annum, but also abate approximately 1 million additional tons of Scope 1 and 2 carbon emissions associated with the new capacity. When combined with the Transform the Waste and Close the Loop targets, more than 50% of Dow's plastics capacity by 2030 will be from either circular and bio-based feedstocks or have net-zero Scope 1 and 2 carbon emissions. By 2050, Dow intends to be carbon neutral (with respect to Scopes 1+2+3 carbon emissions, including product benefits and reductions from technology advancements).

Dow's Reporting on Sustainability & Recycling

Dow has a decades long history of comprehensive reporting on its sustainability performance, providing extensive information about Dow's sustainability strategy, commitments and progress, and we have continued to advance the transparency of our goals and efforts to improve sustainability. Our annual INtersections report (the "Report"), which can be found on our website at *www.dow.com/esg*, contains specific discussions of our goals and progress with respect to reducing plastic waste and advancing the circular economy. The Report also includes performance indicators in accordance with the GRI Standards Comprehensive option and SASB indicators.

Dow's Actions and Investments to Achieve a More Circular Economy

As discussed in our 2023 Proxy Statement, transitioning to a circular economy model to address plastic waste requires joint effort and commitment. We aim to commercialize three million tons of circular and bio-based products by 2030, representing approximately 25% of our overall plastics capacity. This would allow us to deliver carbon emission reductions of approximately 25% (on average) compared to traditional fossil-based products.

Through our leadership position in manufacturing and materials technology, we continue to actively advance and support the development of the circular economy. Together with leading industry participants, we continue to invest in new product technology, value chain partnerships, business models and waste management infrastructure to discover and scale sustainable solutions that extend the useful life of materials and the resources that go into making them. Despite our immaterial exposure to a reduction of single-use plastics as discussed above, we are taking action to address the reduction of single-use plastics and advance related sustainability measures by enabling products that are easier to recycle, advancing recycling technology for use in a broader array of products, and supporting improvements in plastic waste recovery. Notable actions include, among others:

- announced advanced recycling partnerships with Mura Technology to construct world-scale advanced recycling facilities in the U.S. and Europe with a total capacity of approximately 600,000 metric tons per year by 2030 (start-up of the Mura Technology United Kingdom plant commenced in the fourth quarter of 2023 with a capacity of 20,000 metrics tons);

- announced an investment in Valoregen to contribute to building the largest single hybrid recycling site in France, which will have capacity to process up to 70,000 metric tons of plastic waste per year, bringing together mechanical recycling and newer, advanced recycling processes in one place, which will increase energy efficiency by enabling greater yield (start-up of the Valoregen mechanical recycling facility commenced in 2023 and mechanical completion was achieved in the fourth quarter);

- announced a new collaboration with Waste Management to improve residential plastic films recycling in the U.S and divert more than 120,000 metric tons of plastic film from landfills by 2025;

- launched the Closed Loop Circular Plastics Fund, managed by US-based circular plastic investment firm Closed Loop Partners, in partnership with LyondellBasell and Nova Chemicals, to invest in scalable recycling technologies, equipment upgrades and infrastructure solutions;

- invested in Circulate Capital's Ocean Fund – the first fund and incubator dedicated to preventing ocean plastic contamination; and Mr. Green Africa, enabling diversion of 90,000 metric tons of plastic waste to be recovered and recycled into new applications over four years;

- launched the Business Impact Fund in 2016 and to date, the fund's projects have achieved over 13,400 metric tons materials recycled and over 9,500 metric tons of plastic diverted from a landfill or the environment;

- received AENOR certification for plastics recycling traceability and recycled content for Dow's post-consumer recycled-rich resins, REVOLOOP™, the first polyethylene compounds to receive such certification and the Company's first post-consumer product to incorporate up to 70% of recycled plastic; in 2022, the Company commercialized 12 product grades of REVOLOOP™ resins;

- developed an innovative washing technology called EVOWASH™, designed to maximize adhesive removal, improve the optical quality of plastic resins and reduce foam generation in mechanical recycling, using detergents which are biodegradable and generate low foam having no impact on discharged water;



- launched ENGAGE™ REN, an innovative and more sustainable brand extension to the ENGAGE™ range of high-performing polyolefin elastomers, and commercialized the elastomer with Crocs in its proprietary Croslite™ material. ENGAGE™ REN is enabled by our ECOLIBRIUM™ technology, which offers a viable alternative to virgin petrochemical products by utilizing responsibly sourced bio-based waste and byproducts, such as used cooking oil, and converting them into feedstocks with a lower carbon emissions impact;

- received International Sustainability & Carbon Certification (ISCC) PLUS recognition at several of Dow's largest manufacturing facilities for their compliance with rigorous tracking of sustainable feedstocks use; and

- regular engagement with government stakeholders on sustainability measures through meetings with member and jurisdictional committee staff, including the U.S. Senate Environment and Public Works Committee and House Energy and Commerce Committee.

Dow also maintains various leadership roles in industry associations that are focused on enabling and encouraging the responsible handling of resins and plastic products after their intended use, including the following:

- continued commitment to Operation Clean Sweep, with annual reporting of incidents of any release of plastic from inside Dow facilities to outside of site boundaries that are greater than 0.5 kilograms per incident; and

- a founding member of the Alliance to End Plastic Waste, an initiative that uses the collective intelligence of the plastics value chain to identify and de-risk innovation solutions and develop scalable and replicable solutions to address gaps in the waste management system.

As shown by the actions above, Dow continues to pursue partnerships to develop and scale technologies for plastics recycling and work with those who are making efforts to improve their environmental footprint. We are committed to a lifecycle approach as we evaluate and seek to improve the footprint of advanced recycling technologies in an effort to meet both our climate and circularity targets.

Moreover, we are advocating for an International Legally Binding Instrument to end plastic pollution that brings enabling conditions to accelerate plastic circularity globally. Circularity is a key solution to minimize waste, develop waste management systems globally and end plastic leakage into the environment, while recognizing the key role plastics play towards achieving the UN's Sustainable Development Goals.

Plastics are an important material for the world's consumers and a vital part of our journey toward a zero-carbon emissions future. Lightweight plastic provides growing populations around the world with greater access to fresh foods, safe drinking water, and medicines. It dramatically reduces food spoilage and waste — which is a significant contributor to carbon emissions globally. Plastics offer a lower total GHG contribution compared with most alternatives. In addition, in many applications, particularly those concentrated in food packaging, there are few alternatives to plastics today. In fact, plastics adoption in the near term can help decarbonization efforts in these areas, particularly in terms of food spoilage and energy efficiency, given their lower GHG footprint.[15]

Plastics also help make modern life possible. In any emergency room, kitchen, daycare center, shopping center, data center, or mode of transportation, there are abundant examples of life-enhancing plastic products. Medical equipment, hygienic products, building materials, mobile phones, computers, monitors, appliances, packaging, clothes, protective sporting gear, and many other applications provide countless benefits.

We are taking appropriate actions to address the issues raised in the proposal, including our comprehensive reporting of sustainability performance, regular review and oversight of sustainability policies and commitments by the Board and our Environment, Health, Safety & Technology Committee and our current and proposed actions to advance sustainability. As such, an audited report on reduction of single-use plastics as requested by the proposal is unnecessary and would consume time and resources that are best spent on executing the programs, processes and systems that are already in place to achieve practical and tangible solutions.

For the reasons discussed above, the Board believes that the adoption of this proposal is not in the best interests of the Company or its stockholders.

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[15] McKinsey & Company, Climate impact of plastics (July 2022).

Accordingly, the Board unanimously recommends that stockholders vote AGAINST this proposal.

Vote Required

This Agenda Item 5 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2024 Meeting.

The Board unanimously recommends that you vote "AGAINST" this proposal.



Appendix

SELECT FINANCIAL INFORMATION

Reconciliation of "Net income" to "Operating EBITDA"

In millions (Unaudited) Twelve months ended December 31	2023	2022	2021
Net income (GAAP)	$ 660	$4,640	$ 6,405
+ Provision (credit) for income taxes	(4)	1,450	1,740
Income before income taxes	$ 656	$6,090	$ 8,145
- Interest income	229	173	55
+ Interest expense and amortization of debt discount	746	662	731
- Significant items	(1,605)	(11)	(712)
Operating EBIT (non-GAAP)	$ 2,778	$6,590	$ 9,533
Depreciation and amortization	2,611	2,758	2,842
Operating EBITDA (non-GAAP)	$ 5,389	$9,348	$12,375

Reconciliation of "Cash provided by operating activities—continuing operations" to "Free Cash Flow" and "Cash Flow Conversion"

In millions (Unaudited) Twelve months ended December 31	2023	2022	2021
Cash provided by operating activities—continuing operations (GAAP)	$ 5,164	$ 7,486	$ 7,069
Capital expenditures	(2,356)	(1,823)	(1,501)
Free Cash Flow (non-GAAP) [1]	$ 2,808	$ 5,663	$ 5,568
Net income (GAAP)	$ 660	$ 4,640	$ 6,405
Cash flow from operations to net income (GAAP)	782%	161%	110%
Operating EBITDA (non-GAAP)	$ 5,389	$ 9,348	$12,375
Cash Flow Conversion (Cash flow from operations to Operating EBITDA) (non-GAAP) [1]	96%	80%	57%

1   Free Cash Flow for the year ended December 31, 2021 reflects a $1 billion elective pension contribution.

Reconciliation of Operating Return on Capital (ROC)

In millions (Unaudited) Twelve months ended December 31	2023	2022	2021
Net income available for Dow Inc. common stockholders (GAAP)	$ 589	$ 4,582	$ 6,311
- Significant items, after tax	(1,017)	(22)	(459)
Operating Net Income Available for Dow Inc. Common Stockholders (non-GAAP)	$ 1,606	$ 4,604	$ 6,770
Net income attributable to noncontrolling interests	71	58	94
Gross interest expense	834	725	790
Imputed interest expense—operating leases	62	56	67
Tax on gross interest expense	(232)	(179)	(211)
Operating Net Operating Profit After Tax (non-GAAP)	$ 2,341	$ 5,264	$ 7,510
Average Total Capital (non-GAAP)	$36,800	$34,935	$33,481
Operating Return on Capital (non-GAAP)	6%	15%	22%

Reconciliation of Net Debt

In millions (Unaudited)
Twelve months ended December 31

	2023	2022	2021
Notes payable	$ 62	$ 362	$ 161
Long-term debt due within one year	117	362	231
Long-term debt	14,907	14,698	14,280
Gross debt (GAAP)	**$15,086**	**$15,422**	**$14,672**
- Cash and cash equivalents	2,987	3,886	2,988
- Marketable securities [1]	1,300	939	245
Net debt (non-GAAP)	**$10,799**	**$10,597**	**$11,439**

1   The Company's investments in marketable securities are included in "Other current assets" in the consolidated balance sheets.

Non-GAAP Financial Measures

This document includes financial information that does not conform to GAAP and is considered non-GAAP measures. Management uses these measures internally for planning, forecasting and evaluating the performance of the Company's segments, including allocating resources. Dow's management believes that these non-GAAP measures best reflect the ongoing performance of the Company during the periods presented and provide more relevant and meaningful information to investors as they provide insight with respect to ongoing operating results of the Company and a more useful comparison of year-over-year results. These non-GAAP measures supplement the Company's GAAP disclosures and should not be viewed as alternatives to GAAP measures of performance. Furthermore, such non-GAAP measures may not be consistent with similar measures provided or used by other companies. Non-GAAP measures included in this Proxy Statement are defined below.

Cash Flow Conversion is defined as "Cash provided by operating activities—continuing operations" divided by Operating EBITDA. Management believes Cash Flow Conversion is an important financial metric as it helps the Company determine how efficiently it is converting its earnings into cash flow.

Free Cash Flow is defined as "Cash provided by operating activities—continuing operations," less capital expenditures. Under this definition, Free Cash Flow represents the cash generated by the Company from operations after investing in its asset base. Free Cash Flow, combined with cash balances and other sources of liquidity, represent the cash available to fund obligations and provide returns to shareholders. Free Cash Flow is an integral financial measure used in the Company's financial planning process.

Net Debt is defined as total gross debt minus "Cash and cash equivalents" and "Marketable securities." The Company believes Net Debt is the best representation of its financial leverage at this point in time.

Operating EBIT is defined as earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items.

Operating EBITDA is defined as earnings (i.e., "Income before income taxes") before interest, depreciation and amortization, excluding the impact of significant items.

Operating Net Income is defined as net income, excluding the after-tax impact of significant items.

Operating ROC is defined as net operating profit after tax (excluding significant items) divided by total average capital. Operating ROC measures how effectively a company has utilized the money invested in its operations. Net operating profit after tax (excluding significant items) is a net income measure the Company uses in presentations to investors that excludes net income attributable to noncontrolling interests, and interest expense, exclusive of the significant items.



Industry Peer Group

To assess the diversity of Dow's leadership team, we examined the executive leadership teams of industry peers and the Compensation Peer Group to determine the percentage of female and U.S. ethnic minority representatives.

"Industry peers" refers to: Arkema SA, Borealis Exploration Ltd, Celanese Corporation, Chevron Phillips, Covestro AG, Eastman Chemical Co., Exxon Chemicals, Huntsman Corporation, LyondellBasell Industries N.V., Shin-Etsu Chemical Co. Ltd., and Wacker Chemie AG.



Dow Inc.

2024 Annual Meeting of Stockholders

Thursday, April 11, 2024

8:00 AM Eastern Time

http://www.virtualshareholdermeeting.com/DOW2024

Form No. 161-00884